**IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT 99.1 TO THE FORM SB-2 IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION**


07054652


SEC MAIL
RECEIVED
PROCESSING
MAY 1 2007
SECTION

# UNITED STATES SECURITIES AND EXCHANGE COMMISSION

**Washington, DC 20549**

**AMENDMENT NO. 1 TO THE**

**FORM SE**

**FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS**

**BY ELECTRONIC FILERS**

BCSB Bancorp, Inc.
Exact Name of Registrant as Specified in Charter

0001391137
Registrant CIK Number

Exhibit 99.1 to the Form S-1
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

333-141572
SEC File Number, if available

Name of Person Filing the Document
(If Other than the Registrant)

## SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Baltimore, State of Maryland on May 11, 2007.

**BCSB BANCORP, INC.**



By: ______________________________
Joseph J. Bouffard
President and Chief Executive Officer

FELDMAN FINANCIAL ADVISORS, INC.

1725 K STREET, NW • SUITE 205
WASHINGTON, DC 20006
202-467-6862
(FAX) 202-467-6963

# BCSB Bancorp, Inc.

**Baltimore, Maryland**

# Conversion Valuation Appraisal Report

**Valued as of March 21, 2007**

(As Revised)

**Prepared By**

**Feldman Financial Advisors, Inc.**
**Washington, D.C.**

FELDMAN FINANCIAL ADVISORS, INC.

1725 K STREET, NW • SUITE 205
WASHINGTON, DC 20006
202-467-6862
(FAX) 202-467-6963

March 21, 2007

Board of Directors
BCSB Bancorp, Inc.
4111 E. Joppa Road
Baltimore, Maryland 21236

Members of the Board:

At your request, we have completed and hereby provide an independent appraisal (the "Appraisal") of the estimated pro forma market value of the common stock to be issued (the "Stock Offering") by BCSB Bancorp, Inc. ("BCSB" or the "Company"), Baltimore, Maryland, as of March 21, 2007, in connection with the mutual-to-stock conversion of Baltimore County Savings Bank, MHC (the "MHC"). Currently, the MHC's principal activity is the ownership of the majority interest approximating 63.5% in BCSB Bankcorp, Inc. ("Bankcorp" or "Mid-Tier"), the mid-tier holding company for Baltimore County Savings Bank, FSB (the "Bank"). The remainder of the Mid-Tier's shares (36.5%) is owned by public stockholders. Bankcorp owns a 100% interest in the common stock of the Bank. At the conclusion of the conversion, the MHC will no longer exist. As part of the conversion, the Company is offering for sale common stock representing the majority ownership interest Bankcorp that is currently held by Baltimore County Savings Bank, MHC in a subscription offering to Eligible Account Holders, Supplemental Eligible Account Holders and Other Members. To the extent that shares remain available for purchase after satisfaction of all subscriptions received in the subscription offering, the shares may be offered for sale in a community offering to current holders of Bankcorp shares as of the Record Date, members of the local community and the public at large. At the conclusion of the conversion, existing public stockholders of Bankcorp, Inc. will receive new shares of common stock of the Company in exchange for their existing Bankcorp Shares. This Appraisal has been prepared in accordance with the "Guidelines for Appraisal Reports for the Valuation of Savings and Loan Associations Converting from Mutual to Stock Form of Organization" of the Office of Thrift Supervision ("OTS").

Feldman Financial Advisors, Inc. ("Feldman Financial") is a financial consulting and economic research firm that specializes in financial valuations and analyses of business enterprises and securities in the thrift, banking, and mortgage industries. The background of Feldman Financial is presented in Exhibit I. In preparing the Appraisal, we conducted an analysis of the Company that included discussions with the Company's management, the Company's legal counsel, Muldoon Murphy & Aguggia, LLP, and the Company's independent auditor, Stegman & Company. In addition, where appropriate, we considered information based on other available published sources that we believe are reliable; however, we cannot guarantee the accuracy and completeness of such information.

We also reviewed, among other factors, the economy in the Company's primary market area and compared the Company's financial condition and operating performance with that of selected publicly traded thrift institutions. We reviewed conditions in the securities markets in general and in the market for thrift institution common stocks in particular.

The Appraisal is based on the Company's representation that the information contained in the Prospectus and additional evidence furnished to us by the Company and its independent auditor are truthful, accurate, and complete. We did not independently verify the financial statements and other information provided by the Company and its independent auditor, nor did we independently value the assets or liabilities of the Company. The Appraisal considers the Company only as a going concern and should not be considered as an indication of the liquidation value of the Company.

It is our opinion that, as of March 21, 2007, the estimated pro forma market value of the Company on a fully converted basis was within a range (the "Valuation Range") of $66,933,389 to $90,557,620 with a midpoint of $78,745,750. The Valuation Range was based upon a 15% decrease from the midpoint to determine the minimum and a 15% increase from the midpoint to establish the maximum. Assuming an additional 15% increase above the maximum value would result in an adjusted maximum of $104,141,260. After consideration of the exchange of existing publicly held shares and the offering of the MHC's 63.5% ownership interest to the public, assuming an offering price of $10.00 per share of common stock, the Company will offer a minimum of 4,250,000 shares, a midpoint of 5,000,000 shares, a maximum of 5,750,000 shares, and an adjusted maximum of 6,612,500 shares.

OTS regulations provide that in a conversion of a mutual holding company, the minority stockholders are entitled to exchange their current shares for newly issued shares of the fully converted Company. It is our understanding that the exchange ratio has been designed to preserve the current aggregate percentage ownership in Bankcorp equal to 36.5%. The actual exchange ratio to be received by the existing minority shareholders of Bankcorp will be determined at the end of the offering, based on the total number of shares sold in the subscription and community offerings. Based on this calculation, and the valuation offering range above, the exchange ratio would be 1.1318 shares, 1.3316 shares, 1.5313 shares and 1.7610 shares at the minimum, midpoint, maximum and adjusted maximum of the offering range, respectively. Feldman Financial has no opinion on the proposed exchange ratio applied to the minority shares exchanged for newly issued shares of the Company.

Our Appraisal is not intended, and must not be construed, to be a recommendation of any kind as to the advisability of purchasing shares of common stock in the Stock Offering. Moreover, because the Appraisal is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares of stock in the Stock Offering will thereafter be able to sell such shares at prices related to the foregoing estimate of the Company's pro forma market value. Feldman Financial is not a seller of securities within the meaning of any federal or state securities laws and any report prepared by Feldman Financial shall not be used as an offer or solicitation with respect to the purchase or sale of any securities.

The valuation reported herein will be updated as appropriate. These updates will consider, among other factors, any developments or changes in the Company's operating performance, financial condition, or management policies, and current conditions in the securities markets for thrift institution common stocks. Should any such new developments or changes be material, in our opinion, to the valuation of the Company, appropriate adjustments to the estimated pro forma market value will be made. The reasons for any such adjustments will be explained in detail at that time.

Respectfully submitted,

**Feldman Financial Advisors, Inc**



Trent R. Feldman
President



Michael S. Green
Principal

# TABLE OF CONTENTS

# LIST OF TABLES

# INTRODUCTION

At your request, we have completed and hereby provide an independent appraisal (the "Appraisal") of the estimated pro forma market value of the common stock to be issued (the "Stock Offering") by BCSB Bancorp, Inc. ("BCSB" or the "Company"), Baltimore, Maryland, as of March 21, 2007, in connection with the mutual-to-stock conversion of Baltimore County Savings Bank, MHC (the "MHC"). Currently, the MHC's principal activity is the ownership of the majority interest approximating 63.5% in BCSB Bankcorp, Inc. ("Bankcorp" or "Mid-Tier"), the mid-tier holding company for Baltimore County Savings Bank, FSB (the "Bank"). The remainder of the Mid-Tier's shares (36.5%) is owned by public stockholders. Bankcorp owns a 100% interest in the common stock of the Bank. At the conclusion of the conversion, the MHC will no longer exist. As part of the conversion, the Company is offering for sale common stock representing the majority ownership interest Bankcorp that is currently held by Baltimore County Savings Bank, MHC in a subscription offering to Eligible Account Holders, Supplemental Eligible Account Holders and Other Members. To the extent that shares remain available for purchase after satisfaction of all subscriptions received in the subscription offering, the shares may be offered for sale in a community offering to current holders of Bankcorp shares as of the Record Date, members of the local community and the public at large. At the conclusion of the conversion, existing public stockholders of Bankcorp, Inc. will receive new shares of common stock (adjusted for an exchange ratio) of the Company in exchange for their existing Bankcorp Shares. This Appraisal has been prepared in accordance with the "Guidelines for Appraisal Reports for the Valuation of Savings and Loan Associations Converting from Mutual to Stock Form of Organization" of the Office of Thrift Supervision ("OTS").

The Appraisal is furnished pursuant to the filing by the Company of the Application for Conversion (the "Application") with the OTS.

In the course of preparing the Appraisal, we reviewed and discussed with the Company's management and the Company's independent accountants, Stegman & Company, the audited financial statements of the Company's operations for the years ended September 30, 2004, 2005 and 2006 and unaudited financial statements for the quarters ended December 31, 2005 and 2006. We also reviewed and discussed with management other financial matters of the Bank.

Where appropriate, we considered information based upon other available public sources, which we believe to be reliable; however, we cannot guarantee the accuracy or completeness of such information. We visited the Company's primary market area and examined the prevailing economic conditions. We also examined the competitive environment within which the Company operates and assessed the Company's relative strengths and weaknesses.

We examined and compared the Company's financial performance with selected segments of the thrift industry and selected publicly traded thrift institutions. We reviewed conditions in the securities markets in general and the market for thrift institution common stocks in particular. We included in our analysis an examination of the potential effects of the Stock Offering on the Company's operating characteristics and financial performance as they relate to the estimated pro forma market value of the Company.

In preparing the Appraisal, we have relied upon and assumed the accuracy and completeness of financial and statistical information provided by the Company and its independent accountants. We did not independently verify the financial statements and other information provided by the Company and its independent accountants, nor did we independently value the assets or liabilities of the Company. The Appraisal considers the Company only as a going concern and should not be considered as an indication of the liquidation value of the Company.

**Our Appraisal is not intended, and must not be construed, to be a recommendation of any kind as to the advisability of purchasing shares of common stock in the Stock Offering. Moreover, because such the Appraisal is necessarily based on estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares of common stock in the Stock Offering will thereafter be able to sell such shares at prices related to the foregoing estimate of the Company's pro forma market value. Feldman Financial is not a seller of securities within the meaning of any federal and state securities laws and any report prepared by Feldman Financial shall not be used as an offer or solicitation with respect to the purchase or sale of any securities.**

The valuation reported herein will be updated as appropriate. These updates will consider, among other factors, any developments or changes in the Company's financial performance or management policies, and current conditions in the securities market for thrift institution common stocks. Should any such developments or changes be material, in our opinion, to the Stock Offering valuation of the Company, appropriate adjustments to the estimated pro forma market value may be made. The reasons for any such adjustments will be explained in detail at that time.

# I. BUSINESS OF BCSB BANCORP, INC.

## General Overview

BCSB Bancorp, Inc. is a new Maryland chartered corporation, formed by Baltimore County Savings Bank, a federally chartered savings institution, for the purpose of holding all of the capital stock of Baltimore County Savings Bank. To date, BCSB has only conducted organizational activities. Currently, BCSB Bankcorp, Inc., the mid-tier stock holding company that was formed in 1998 owns all of the capital stock of the Bank. The mid-tier holding company is 63.5% owed by Baltimore County Savings Bank, MHC and 36.5% owned by public shareholders. After the conversion, Baltimore County Savings Bank, MHC will no longer exist. Also, as part of the conversion, existing public stockholders of Bankcorp will receive new shares of common stock in BCSB in exchange for their existing shares of common stock of Bankcorp. The Company's principal executive offices are located at 4111 E. Joppa Road, Baltimore, Maryland.

The Bank is a federally chartered stock savings bank that operates through eighteen banking offices serving the Baltimore metropolitan area. It was originally chartered by the State of Maryland in 1955 under the name Baltimore County Building and Loan Association. The Bank received federal insurance of its deposit accounts in 1987 and obtained its federal charter in 1987, at which time the Bank's name changed to Baltimore County Savings Bank, F.S.B. The Bank is regulated by the Office of Thrift Supervision and the Federal Deposit Insurance Corporation. At December 31, 2006, the Bank had total assets of $761.0 million, deposits of $602.8 million and equity capital of $49.1 million.

The Bank's principal business consists of attracting deposits from the general public and investing these funds in loans secured by first mortgages on owner-occupied, single-family residences in the Bank's primary market area and other real estate loans consisting of commercial mortgage loans, construction loans, commercial business loans and consumer loans, including home equity loans and lines of credit. The Bank had previously been engaged in indirect automobile lending, however that activity terminated in December 2005. The Bank currently operates from its main office in Baltimore, Maryland, and eighteen branch offices located in the Baltimore metropolitan area. Management has estimated that approximately 95% of all lending and deposits came from this market area.

The Company operates in a market area with a high concentration of banking and financial institutions, and faces substantial competition in attracting deposits and in originating loans. A number of its competitors are significantly larger institutions with greater financial and managerial resources and lending limits. The ability of the Company to compete successfully is a significant factor affecting growth potential and profitability.

The competition for deposits and loans historically has come from other insured financial institutions such as local and regional commercial banks, savings institutions, and credit unions located in the Company's primary market area. The Company also competes with mortgage banking and finance companies for real estate loans and with commercial banks and savings institutions for consumer loans, and faces competition for funds from investment products such as mutual funds, short-term money funds and corporate and government securities. There are large competitors operating throughout the Company's total market area, and the Bank also faces strong competition from other community-based financial institutions.

In order to facilitate its balance sheet objectives and maintain appropriate capital levels, the Company plans to raise additional capital through the Stock Offering. The net proceeds from the Stock Offering may also be used to support increased lending activities, repay borrowings, repay trust preferred securities or other general corporate purposes. In addition, the Stock Offering will afford the opportunity to bolster its stock-based compensation and benefit plans for management and employees, thereby improving the Company's capacity to attract and retain qualified personnel.

The remainder of Chapter I examines in more detail the trends addressed in this section, including the impact of changes in the Company's economic and competitive environment, and recent management initiatives. The discussion is supplemented by the exhibits in the Appendix. Exhibit II-1 summarizes the Company's consolidated balance sheets as of the years ended September 30, 2005 and 2006 and quarter ended December 31, 2006. Exhibit II-2 presents the Company's consolidated income statements for the years ended September 30, 2005 and 2006 and quarter ended December 31, 2006.

## Financial Condition

Table 1 presents selected data concerning the Company's financial position as of September 30, 2002 to 2006 and December 31, 2006. Table 2 displays relative financial and performance ratios for the Bank as of similar periods.

Table 1
**Selected Financial Condition Data**
As of September 30, 2002 to 2006 and December 31, 2006
(Dollars in Thousands)

| | At December 31, | At September 30, | | | | |
|---|---|---|---|---|---|---|
| | 2006 | 2006 | 2005 | 2004 | 2003 | 2002 |
| **Financial Condition Data:** | | | | | | |
| Total assets | $767,851 | $785,857 | $812,745 | $773,618 | $668,198 | $587,065 |
| Loans receivable, net | 460,379 | 463,776 | 454,347 | 386,136 | 365,055 | 396,617 |
| Investment securities: | | | | | | |
| Available for sale | 137,499 | 143,068 | 151,386 | 158,948 | 121,290 | 45,083 |
| Held to maturity | 1,496 | 4,496 | 1,995 | 2,497 | 2,500 | 4,496 |
| Mortgage-backed securities: | | | | | | |
| Available for sale | 82,933 | 86,801 | 112,120 | 144,260 | 116,204 | 60,411 |
| Held to maturity | 27,620 | 28,675 | 26,470 | 26,631 | 18,394 | 33,691 |
| Federal Home Loan Bank stock | 6,274 | 6,972 | 8,060 | 6,105 | 3,305 | 3,940 |
| Deposits | 601,328 | 604,845 | 597,669 | 580,622 | 551,929 | 498,785 |
| FHLB advances | 104,130 | 118,473 | 144,796 | 120,920 | 32,268 | 26,968 |
| Trust Preferred Securities | -- | -- | -- | -- | 22,500 | 12,500 |
| Junior Subordinated Debentures | 23,197 | 23,197 | 23,197 | 23,197 | -- | -- |
| Stockholders' equity | 33,651 | 33,421 | 42,040 | 44,129 | 44,768 | 45,306 |

| | For the Three Months Ended December 31, | | For the Years Ended September 30, | | | | |
|---|---|---|---|---|---|---|---|
| | 2006 | 2005 | 2006 | 2005 | 2004 | 2003 | 2002 |
| **Operating Data:** | | | | | | | |
| Interest income | $ 10,230 | $ 9,596 | $ 39,995 | $ 36,223 | $ 32,234 | $ 33,167 | $ 28,480 |
| Interest expense | 7,139 | 5,970 | 25,776 | 20,384 | 16,362 | 16,107 | 14,946 |
| Net interest income | 3,091 | 3,626 | 14,219 | 15,839 | 15,872 | 17,060 | 13,534 |
| (Reversal) provision for loan losses | -- | (109) | (109) | 168 | 487 | 1,359 | 509 |
| Net interest income after (reversal) provision for loan losses | 3,091 | 3,735 | 14,328 | 15,671 | 15,385 | 15,701 | 13,025 |
| Other income | 327 | 265 | 1,198 | 1,855 | 1,379 | 1,587 | 1,053 |
| Noninterest expenses | 3,829 | 4,275 | 26,968 | 16,814 | 15,735 | 15,336 | 11,363 |
| Income (loss) income before income taxes | (411) | (275) | (11,442) | 712 | 1,029 | 1,952 | 2,715 |
| Income tax provision (benefit) | (178) | (156) | (4,049) | 111 | 144 | 655 | 984 |
| Net (loss) income | $ (233) | $ (119) | $ (7,393) | $ 601 | $ 885 | $ 1,297 | $ 1,731 |
| Net income (loss) per share of Common Stock: | | | | | | | |
| Basic | $ (0.04) | $ (0.02) | $ (1.26) | $ 0.10 | $ 0.15 | $ 0.23 | $ 0.31 |
| Diluted | $ (0.04) | $ (0.02) | $ (1.26) | $ 0.10 | $ 0.15 | $ 0.22 | $ 0.30 |
| Cash dividend declared per share | $ -- | $ 0.125 | $ 0.50 | $ 0.50 | $ 0.50 | $ 0.50 | $ 0.50 |

*Source: BCSB Bancorp, preliminary prospectus*

Table 2
## Selected Financial and Performance Ratios
As of September 30, 2002 to 2006 and December 31, 2006

| | At or for the Three Months Ended December 31, | | At or for the Year Ended September 30, | | | | |
|---|---|---|---|---|---|---|---|
| | 2006 | 2005 | 2006 | 2005 | 2004 | 2003 | 2002 |
| **Performance Ratios (1):** | | | | | | | |
| Return on average assets (net (loss) income divided by average total assets) | (0.12)% | (0.06)% | (0.92)% | 0.08% | 0.12% | 0.21% | 0.37% |
| Return on average equity (net (loss) income divided by average equity) | (2.46) | (1.17) | (19.86) | 1.40 | 2.03 | 2.94 | 4.01 |
| Interest rate spread (combined weighted average interest rate earned less combined weighted average interest rate cost) | 1.71 | 1.98 | 1.96 | 2.16 | 2.43 | 2.81 | 2.94 |
| Net interest margin (net interest income divided by average interest-earning assets) | 1.69 | 1.93 | 1.89 | 2.15 | 2.41 | 2.90 | 3.15 |
| Ratio of average interest-earning assets to average interest-bearing liabilities | 99.47 | 98.39 | 98.30 | 99.68 | 99.48 | 103.38 | 105.92 |
| Ratio of non-interest expense to average total assets | 1.98 | 2.11 | 3.35 | 2.12 | 2.20 | 2.46 | 2.46 |
| Efficient Ratio (4) | 112.02 | 106.87 | 173.69 | 95.94 | 93.86 | 88.71 | 80.71 |
| Dividend payout ratio (dividend declared per share divided by net income per share) | – | (625.00) | NM | 500.00 | 333.33 | 217.39 | 161.29 |
| **Asset Quality Ratios:** | | | | | | | |
| Nonperforming assets to total assets at end of period | 0.35 | 0.09 | 0.32 | 0.09 | 0.11 | 0.09 | 0.28 |
| Nonperforming loans to gross loans at end of period | 0.55 | 0.13 | 0.51 | 0.15 | 0.21 | 0.08 | 0.33 |
| Allowance for loan losses to gross loans at end of period | 0.51 | 0.55 | 0.56 | 0.57 | 0.63 | 0.70 | 0.55 |
| Allowance for loan losses to nonperforming loans at end of period | 103.04 | 418.59 | 109.30 | 372.09 | 296.67 | 899.33 | 158.09 |
| (Reversal) provision for loan losses to gross loans | 0.00 | (0.02) | (0.02) | 0.03 | 0.12 | 0.12 | 0.12 |
| Net charge-offs to average loans outstanding | – | -- | – | -- | 0.16 | 0.22 | 0.09 |
| **Capital Ratios:** | | | | | | | |
| Equity to total assets at end of period | 4.37 | 5.01 | 4.25 | 5.17 | 5.70 | 6.70 | 7.72 |
| Average equity to average assets | 4.36 | 5.02 | 4.63 | 5.42 | 6.08 | 7.09 | 8.61 |
| **Other Data:** | | | | | | | |
| Number of full-service offices | 18 | 17 | 18 | 17 | 15 | 16 | 16 |

(1) Performance ratios for the three months ended December 31, 2006 and 2005 are annualized.
(2) Represents the difference between the weighted average yield on average interest-earning assets and the weighted average cost of interest-bearing liabilities. No tax equivalent adjustments were made.
(3) Represents net interest income as a percent of average interest-earning assets. No tax equivalent adjustments were made.
(4) Represents noninterest expense divided by the sum of net interest income and noninterest income.
(5) Represents dividends paid to minority shareholders only as a percent of net earnings. Does not include dividends waived by Baltimore County Savings Bank, M.H.C.

*Source: BCSB Bancorp, preliminary prospectus*

*Asset Composition*

The Company's total assets experienced relatively steady growth over the past five years, increasing by a compound annual rate of 6.6% from $587.1 million at September 30, 2002 to $767.9 million at December 31, 2006. The net asset expansion of approximately $181 million over this period occurred primarily on the wholesale side through the purchase of mortgage-backed and investment securities. The loan portfolio increased from $396.6 million at year-end 2002 to $460.4 million at December 30, 2006, an increase of $63.8 million. The ratio of loans to total assets decreased from 67.6% at year-end 2002 to 60.0% at December 31, 2006.

The Bank has traditionally focused on the origination of one- to four-family loans, which comprise a significant majority of the total loan portfolio while also providing financing for commercial real estate, including service/retail and mixed-use properties, churches and non-profit properties, medical and dental facilities and other commercial real estate. After real estate mortgage lending, consumer lending has been the next largest category of lending and is primarily composed of auto loans and home equity loans and lines of credit. However, in the future, as the Bank has discontinued its indirect auto lending function in 2005, the consumer loan portfolio should become a smaller percentage of total loans, as the indirect automobile loan portfolio repays. The Bank also originates construction loans for individual single-family residences and commercial loans to businesses and non-profit organizations, generally secured by real estate.

The Bank historically has had a large concentration of securities (inclusive of mortgage-backed securities) as a percentage of total assets. As of December 31, 2006, investment securities totaled 33.3% of total assets as compared to 25.1% of total assets at September 30, 2002.

Table 3 and Exhibit II-3 analyze the composition of the loan portfolio by loan category at the dates indicated. The Bank's primary lending activity consists of the origination of one-to four-family first mortgage loans. Fixed rate, conventional mortgage loans are offered by the Bank with repayments terms ranging from 10 years up to 30 years at competitive market rates. The Bank also offers adjustable rate mortgages ("ARM's") with a 30-year term at rates that adjust annually, after an initial term, based upon the one-year constant maturity U.S. Treasury Bill rate plus a margin. The maximum adjustment is 2% per adjustment period and a 6% maximum adjustment over the life of the loan. The Bank generally issues loans at loan-to-value ("LTV") ratios at 80% or less, however it does issue loans at LTV ratios in excess of 80% where the borrower has obtained mortgage insurance.

Table 3
## Loan Portfolio
As of September 30, 2002 to December 31, 2006
(Dollars in Thousands)

| | At December 31, | | at September 30, | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | 2006 | | 2006 | | 2005 | | 2004 | | 2003 | | 2002 | |
| | Amount | Percent of Loans to Total Loans | Amount | Percent of Loans to Total Loans | Amount | Percent of Loans to Total Loans | Amount | Percent of Loans to Total Loans | Amount | Percent of Loans to Total Loans | Amount | Percent of Loans to Total Loans |
| Real estate loans: | | | | | | | | | | | | |
| Single-family residential | $211,947 | 44.35 % | $214,724 | 44.50 % | $195,203 | 40.44 % | $179,010 | 43.47 % | $179,552 | 46.32 % | $221,062 | 53.09 % |
| Single-family rental prop. | 29,706 | 6.22 | 29,131 | 6.04 | 26,914 | 5.58 | 19,257 | 4.68 | 14,348 | 3.70 | 8,306 | 1.99 |
| Commercial | 113,912 | 23.84 | 110,179 | 22.83 | 75,034 | 15.55 | 64,615 | 15.69 | 53,675 | 13.85 | 57,356 | 13.78 |
| Construction | 34,234 | 7.16 | 39,021 | 8.09 | 53,755 | 11.14 | 23,225 | 5.64 | 16,411 | 4.23 | 11,734 | 2.82 |
| Commercial lines of credit | 14,696 | 3.08 | 9,606 | 1.99 | 16,463 | 3.41 | 16,038 | 3.89 | 6,410 | 1.65 | 4,208 | 1.01 |
| Commercial leases | 4,667 | 0.98 | 4,749 | 0.98 | 3,300 | 0.68 | 1,300 | 0.32 | 820 | 0.21 | 1,170 | 0.28 |
| Commercial loans secured | 365 | 0.08 | 365 | 0.08 | 1,869 | 0.39 | 800 | 0.19 | 133 | 0.03 | 1,595 | 0.38 |
| Commercial loans unsecured | 407 | 0.09 | 409 | 0.08 | 538 | 0.11 | 545 | 0.13 | 678 | 0.17 | -- | -- |
| Consumer: | | | | | | | | | | | | |
| Auto | 46,431 | 9.72 | 53,530 | 11.09 | 88,287 | 18.29 | 88,122 | 21.40 | 98,168 | 25.33 | 93,161 | 22.38 |
| Home equity lines | 18,529 | 3.88 | 17,942 | 3.72 | 17,901 | 3.71 | 15,629 | 3.80 | 13,943 | 3.60 | 13,864 | 3.33 |
| Other | 2,974 | 0.62 | 2,849 | 0.59 | 3,377 | 0.70 | 3,265 | 0.79 | 3,474 | 0.90 | 3,897 | 0.94 |
| Total loans | $477,868 | 100.00 % | $482,505 | 100.00 % | $482,641 | 100.00 % | $411,806 | 100.00 % | $387,612 | 100.00 % | $416,353 | 100.00 % |
| Plus purchase accounting premium | 406 | | 451 | | 665 | | 950 | | 1,320 | | 1,990 | |
| Less: | | | | | | | | | | | | |
| Undisbursed portion of loans in process | 11,436 | | 12,014 | | 16,874 | | 13,764 | | 7,753 | | 4,902 | |
| Allowance for loan losses | 2,710 | | 2,679 | | 2,746 | | 2,587 | | 2,698 | | 2,199 | |
| Unearned interest | 3,324 | | 4,132 | | 9,067 | | 10,002 | | 12,750 | | 13,964 | |
| Deferred loan fees | 425 | | 355 | | 272 | | 267 | | 429 | | 661 | |
| | 17,895 | | 19,180 | | 28,959 | | 26,620 | | 23,630 | | 21,726 | |
| Total loans, net | $460,379 | | $463,776 | | $454,347 | | $386,136 | | $365,302 | | $396,617 | |

*Source: BCSB Bancorp, preliminary prospectus.*

The Bank also offers single-family residential loans secured by properties that are not owner occupied (rental property loans). These loans are offered on a fixed-rate or adjustable-rate basis and generally carry interest rates from 0.5% to 1.0% above rates charged on comparable loans secured by owner-occupied properties.

The Bank has a commercial real estate loan portfolio that includes loans to finance small office buildings, churches, medical complexes, marinas, small shopping (strip) centers and small commercial and industrial buildings. Commercial real estate loans are available on both fixed-rate and adjustable-rate terms and have terms to maturity up to 25 years. Commercial real estate loans have LTV ratios generally around 75% to 80%.

The Bank also offers a full menu of non-mortgage commercial loan products, tailored to serve customer needs, as follows:

- lines of credit to finance short term working capital needs;
- small business revolving lines of credit;
- equipment acquisition lines of credit and leases;
- short term time notes;
- term financing to finance capital acquisitions; and
- business vehicle financing.

At September 30, 2006, approximately 78% of the Bank's $110 million of commercial real estate loans were variable rate loans. The pricing for these loans provides for rate adjustments after an initial term (primarily five years), and at every five year increment thereafter, based on an index (typically the 5-year treasury) plus a margin. The Bank had approximately $25 million (representing 22% of the total commercial real estate loan portfolio) of fixed rate notes secured by commercial real estate at September 30, 2006.

Unlike single-family residential mortgage loans, which generally are made on the basis of the borrower's ability to make repayment from his or her employment and other income, and which are secured by real property whose value tends to be more easily ascertainable, commercial loans typically are made on the basis of the borrower's ability to make repayment from the cash flow of the borrower's business. As a result, the availability of funds for the repayment of commercial loans may be substantially dependent on the success of the business itself and the general economic environment. Commercial loans, therefore, have greater credit risk than residential mortgage or consumer loans. In addition, commercial loans generally result in larger balances to single borrowers, or related groups of borrowers, than one- to four-family loans. Commercial lending also generally requires substantially greater evaluation and oversight efforts.

Construction lending includes loans for construction or major renovations or improvements of borrower-occupied residences. A substantial portion of the construction loans are originated for the construction of owner-occupied, single-family dwellings in the Company's primary market area. Residential construction loans are offered primarily to individuals building their primary or secondary residence, as well as to selected local developers to build single-family dwellings. Generally, loans to owner/occupants for the construction of owner-occupied, single-family residential properties are originated in connection with the permanent loan on the property and have a construction term of up to 12 months. Such loans are offered on a fixed-rate or adjustable-rate basis. Interest rates on residential construction loans made to the owner/occupant have interest rates during the construction period equal to the same rate on the permanent loan selected by the customer. Interest rates on residential construction loans to builders are set at the prime rate plus a margin of between 0% and 1.5%. Interest rates on commercial construction loans are based on the prime rate plus a negotiated margin of between 0% and 1.5% and adjust monthly, with construction terms generally not exceeding 18 months. Advances are made on a percentage of completion basis. At December 31, 2006, $34.2 million, or 7.2%, of the gross loan portfolio consisted of commercial construction loans, acquisition and development loans, and construction loans on single family residences.

The customary sources of loan applications include repeat customers, referrals from realtors and other professionals and "walk-in" customers. Residential loan originations are largely driven by the reputation of the Bank and advertising. The Bank may also seek to develop new delivery channels such as maintaining a presence in the sales office of local residential builders/developers.

The Bank offers fixed rate home equity loans and a variable rate, revolving home equity line of credit products. All equity financing is secured by owner occupied, primary or secondary, one- to four-family residential property. Underwriting standards establish a maximum loan-to-value ratio of 80% for single-family residences. Second mortgage loans are generally offered on fixed-rate terms up to 15 years. The lines of credit generally have adjustable rates that are tied to the prime rate at spreads ranging from 0.50% below the prime rate to 1.0% above the prime rate. The interest rates on the lines of credit may not adjust to a rate higher than 18% and the Bank requires monthly payments until the loan is fully repaid (with a term not to exceed 30 years). The minimum monthly payment is the outstanding interest payment.

Historically, the Bank has been active in indirect automobile lending through local auto dealerships. The Bank ceased this indirect lending function in December 2005 and the remaining portfolio balances are being repaid and not replaced. The Bank does offer automobile loans that are secured by new or used cars and, depending on the creditworthiness of the borrower, may be made for up to 110% of the lower of the invoice price or blue book value. New car loans are made on terms up to six years, while used car loans are issued on terms up to five years.

The Bank grants loans to bank customers collateralized by deposits in specific types of savings/time deposit accounts. Money market deposit passbook accounts are not eligible for account loans. A ninety percent advance rate is provided at pricing three percent above the interest rate paid on the collateral account.

Table 4 on the following page details total loans originated, purchased, sold and repaid during the periods indicated. Gross loan originations totaled $129.5 million for the fiscal year ended September 30, 2006 and $22.3 million for the quarter ended December 31, 2006. As detailed in the table, residential originations have been fairly constant over the years, however, they have slowed considerably in the quarter ended December 31, 2006. Overall, as compared to prior years, loan originations have slowed, as there is a significant amount of competition chasing the loan credits.

It is the policy of the Bank to adhere to the residential mortgage underwriting standards of Fannie Mae. The Bank generally does not sell loans into the secondary mortgage market and, given the current rate environment, does not anticipate any material mortgage banking activity in the near future.

The Bank did not purchase loans from any third parties in the three calendar years ended December 31, 2006.

Table 4
## Loan Originations
As of September 30, 2004 to 2006
(Dollars in Thousands)

| | Three Months Ended December 31, | | Year Ended September 30, | | |
|---|---|---|---|---|---|
| | 2006 | 2005 | 2006 | 2005 | 2004 |
| Loans originated: | | | | | |
| Real estate loans: | | | | | |
| Single-family residential | $ 5,112 | $ 12,773 | $ 50,160 | $ 53,800 | $ 41,406 |
| Single-family rental property | 1,982 | 3,524 | 5,779 | 10,599 | 7,739 |
| Commercial | 7,249 | 9,449 | 36,463 | 39,095 | 27,866 |
| Construction | 3,190 | 1,239 | 14,738 | 18,652 | 6,196 |
| Commercial lines of credit | 900 | -- | 3,275 | 8,174 | 13,570 |
| Commercial loans secured | -- | -- | 107 | 2,866 | 1,195 |
| Commercial leases | 324 | 998 | 2,745 | 190 | 872 |
| Consumer: | | | | | |
| Automobile | 613 | 3,263 | 6,884 | 47,659 | 40,154 |
| Home equity lines of credit | 2,399 | 119 | 8,435 | 11,803 | 8,669 |
| Other | 433 | 119 | 896 | 1,089 | 927 |
| Total loans originated | $ 22,252 | $ 37,484 | $129,482 | $193,927 | $148,594 |
| Loans purchased: | | | | | |
| Real estate loans | $ -- | $ -- | $ -- | $ -- | $ -- |
| Total loans purchased | $ -- | $ -- | $ -- | $ -- | $ -- |
| Loans sold: | | | | | |
| Whole loans | $ -- | $ -- | $ -- | $ -- | $ 3,449 |
| Total loans sold | $ -- | $ -- | $ -- | $ -- | $ 3,449 |

*Source: BCSB Bancorp, preliminary prospectus.*

Exhibit II-4 and Table 5 present a summary of the Company's investment portfolio as of September 30, 2002 to December 31, 2006. As the Bank's deposits have traditionally exceeded its loan portfolio, the Bank has invested these deposits primarily in mortgage-backed securities and investment securities. Mortgage-backed securities and investment securities comprised 33% of total assets at December 31, 2006.

As of December 31, 2006, the investment portfolio of securities available for sale amounted to $220.4 million and consisted of $104.2 million of U.S. government and agency securities, $33.3 million of mutual fund shares and $82.9 million of mortgage-backed securities.

The Company also had $35.4 million of investment securities held to maturity, consisting primarily of mortgage-backed securities totaling $27.6 million, $6.3 million of investments in Federal Home Loan Bank stock and $1.5 million of U.S. government and agency securities.

Table 5
**Securities Portfolio**
As of September 30, 2002 to 2006
(Dollars in Thousands)

| | At December 31, | September 30, | | |
|---|---|---|---|---|
| | 2006 | 2006 | 2005 | 2004 |
| **Securites Available for Sale:** | | | | |
| U.S. government and agency securities | $ 104,153 | $ 110,054 | $ 116,443 | $ 124,790 |
| Mortgage-backed securities | 82,933 | 86,801 | 112,120 | 144,260 |
| Equity investments in mutual funds | 33,346 | 33,014 | 34,943 | 34,158 |
| Total securites available for sale | 220,432 | 229,869 | 263,506 | 303,208 |
| **Investment Securities Held to Maturity:** | | | | |
| U.S. government and agency securities | 1,496 | 4,496 | 1,995 | 2,497 |
| Mortgage-backed securities | 27,620 | 28,675 | 26,470 | 26,631 |
| FHLB stock | 6,274 | 6,972 | 8,060 | 6,105 |
| Total investment securites held to maturity | 35,390 | 40,143 | 36,525 | 35,233 |
| Total | $ 255,822 | $ 270,012 | $ 300,031 | $ 338,441 |

*Source: BCSB Bancorp, preliminary prospectus.*

The Bank's investment policy is designed to foster earnings and manage cash flows within prudent interest rate risk and credit risk guidelines. Generally, the investment policy is to invest funds in various categories of securities and maturities based upon liquidity needs, asset/liability management and diversification policies, pledging requirements, investment quality, marketability and performance objectives. The Bank's current investment policy specifies that securities purchases are made by the President and that the President and Treasurer have the authority to sell securities. The Board of Directors reviews securities transactions on a monthly basis.

All of the Bank's securities carry market risk insofar as increases in market rates of interest may cause a decrease in their market value. Prior to investing, consideration is given to the interest rate, tax considerations, market volatility, yield, settlement date and maturity of the security, the Company's liquidity position, and anticipated cash needs and sources. The effect that the proposed security would have on credit and interest rate risk and risk-based capital is also considered.

Federally -chartered savings banks have the authority to invest in various types of liquid assets. The investments authorized under the Bank's investment policy include U.S. government and government agency obligations, municipal securities (consisting of bond obligations of state and local governments), mortgage-backed securities, collateralized mortgage obligations and corporate bonds. On a short-term basis, the investment policy of the Bank authorizes investment in federal funds, certificates of deposits and money market investments with insured banks and savings institutions.

Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities," requires that securities be categorized as "held to maturity," "trading securities" or "available-for-sale," based on management's intent as to the ultimate disposition of each security. Statement No. 115 allows debt securities to be classified as "held to maturity" and reported in financial statements at amortized cost only if the reporting entity has the positive intent and ability to hold these securities to maturity. Securities that might be sold in response to changes in market interest rates, changes in the security's prepayment risk, increases in loan demand, or other similar factors cannot be classified as "held to maturity."

The Bank does not currently use or maintain a trading account. Securities not classified as "held to maturity" are classified as "available-for-sale." These securities are reported at fair value, and unrealized gains and losses on the securities are excluded from earnings and reported, net of deferred taxes, as a separate component of equity.

The Bank does not currently participate in hedging programs, interest rate caps, floors or swaps, or other activities involving the use of off-balance sheet derivative financial instruments, however, they may in the future utilize such instruments if it is believed it would be beneficial for managing interest rate risk. In addition, the Bank does not purchase securities which are not rated investment grade.

Actual maturities of the securities held by the Bank may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without prepayment penalties.

Mortgage-related securities represent a participation interest in a pool of one- to four-family or multi-family mortgages. The Bank primarily invests in mortgage-backed securities secured by one- to four-family mortgages. The mortgage-related securities portfolio includes mortgage-backed securities issued by U.S. government agencies or government-sponsored entities, such as Federal Home Loan Mortgage Corporation, the Government National Mortgage Association, and the Federal National Mortgage Association. The Bank does not currently invest in mortgage-related securities issued by nongovernment, private corporate issuers.

Table 6 sets forth certain information regarding the carrying values, weighted average yields and maturities of the Bank's securities portfolio at December 31, 2006. This table shows contractual maturities and does not reflect repricing or the effect of prepayments.

Table 6

## Securities Portfolio by Contractual Maturity

As of December 31, 2006
(Dollars in Thousands)

| | At December 31, 2006 | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | One Year or Less | | One to Five Years | | Five to Ten Years | | More Than Ten Years | | Total Investment Securities | | | |
| | Carrying Value | Average Yield | Carrying Value | Average Yield | Carrying Value | Average Yield | Carrying Value | Average Yield | Carrying Value | Average Yield | Market Value |
| Securities available for sale: | | | | | | | | | | | |
| U.S. Government and agency | $ 11,354 | 3.25 % | $ 77,671 | 3.77 % | $ 14,496 | 4.24 % | $ 2,498 | 4.67 % | $ 106,019 | 3.80 % | $ 104,153 |
| Mortgage-backed securities | 1 | 7.50 | 29,458 | 3.63 | 1,804 | 3.69 | 54,670 | 4.17 | 85,933 | 3.97 | 82,933 |
| Investments in mutual funds | 34,968 | 4.90 | - | - | - | - | - | - | 34,968 | 4.90 | 33,346 |
| Securities held to maturity: | | | | | | | | | | | |
| U.S. Government and agency | - | - | 1,000 | 3.75 | 496 | 4.03 | - | - | 1,496 | 3.84 | 1,493 |
| Mortgage-backed securities | 6 | 7.50 | 323 | 6.04 | 154 | 7.51 | 27,137 | 5.39 | 27,620 | 5.41 | 27,362 |
| FHLB stock | - | - | - | - | - | - | 6,274 | 5.95 | 6,274 | 5.95 | 6,274 |
| Total | $ 46,329 | 4.50 | $ 108,452 | 3.74 | $ 16,950 | 4.21 | $ 90,579 | 4.67 | $ 262,310 | 4.23 | $ 255,561 |

*Source: BCSB Bancorp, preliminary prospectus.*

*Liability Composition*

Deposits are the Company's major external source of funds for lending and other investment purposes. Exhibit II-5 and Table 7 present a summary of the Company's deposit composition as of September 30, 2005 to December 31, 2006. Total deposits amounted to $601.3 million or 78.3% of total assets and 81.9% of total liabilities at December 31, 2006.

Deposits are the Bank's major source of funds for lending and other investment purposes. In addition, the Bank derives funds from loan and mortgage-backed securities principal repayments, and proceeds from the maturity and call of investment securities. Loan and securities payments are a relatively stable source of funds, while deposit inflows are significantly influenced by pricing strategies and money market conditions. Borrowings (principally from the Federal Home Loan Bank) are used by the Bank to supplement the amount of funds for lending and funding daily operations. As part of its leverage and growth strategy, the bank has used borrowings as a significant funding source over the past several years. Further leverage of the balance sheet is not anticipated.

The Bank's current deposit products include checking and savings accounts, certificates of deposit accounts ranging in terms from ninety-one days to seven years, and individual retirement accounts. Deposit account terms vary, primarily as to the required minimum balance amount, the amount of time that the funds must remain on deposit and the applicable interest rate.

Deposits are obtained primarily from within the Baltimore metropolitan area. Traditional methods of advertising are used, or may be used, to attract new customers and deposits, including radio, print media, direct mail and inserts included with customer statements. Premiums or incentives for opening accounts are sometimes offered. The Bank will periodically select particular certificate of deposit maturities for promotion.

Table 7
**Deposit Portfolio**
As of September 30, 2005 to December 31, 2006

| | As of December 31, | | As of September 30, | | | |
|---|---|---|---|---|---|---|
| | 2006 | | 2006 | | 2005 | |
| | Balance | Percent of Total Deposits | Balance | Percent of Total Deposits | Balance | Percent of Total Deposits |
| | (Dollars in Thousands) | | (Dollars in Thousands) | | | |
| NOW accounts | $ 60,284 | 10.03 % | $ 58,631 | 9.69 % | $ 63,497 | 10.62 % |
| Money market deposits | 19,334 | 3.22 | 17,650 | 2.92 | 12,180 | 2.04 |
| Passbook and savings deposits | 91,635 | 15.24 | 95,890 | 15.85 | 116,693 | 19.52 |
| Certificates less than $100K | 299,134 | 49.75 | 301,776 | 49.89 | 275,334 | 46.07 |
| Certificates greater than $100K | 130,579 | 21.72 | 130,642 | 21.60 | 129,888 | 21.73 |
| Purchase accounting premium | - | - | - | - | 18 | 0.00 |
| Accrued interest payable | 362 | 0.06 | 256 | 0.04 | 59 | 0.01 |
| Total | $ 601,328 | 100.00 % | $ 604,845 | 100.00 % | $ 597,669 | 100.00 % |

The Bank reviews its deposit mix and pricing on a weekly basis. In determining the characteristics of its deposit accounts, the Bank considers the rates offered by competing institutions, lending and liquidity requirements, growth goals and federal regulations. The Bank competes for deposits with other institutions by offering competitively priced deposit instruments that are tailored to meet the customers' needs. Additionally, the Bank provides convenient customer service, efficient staff and convenient operating hours. To provide additional convenience, the Bank participates in the STAR automated teller machine network at locations throughout the mid-Atlantic and the South and the CIRRUS automated teller machine network nationwide. The Bank has automated teller machines in all of its branch offices and has remote locations at three area community colleges. The Bank also has an internet-based banking system to provide additional customer service.

A large percentage of the Bank's deposits are in certificates of deposit, which totaled \$429.7 million or 71.5% of total deposits at December 31, 2006. The inflow of certificates of deposit and the retention of such deposits upon maturity are significantly influenced by general interest rates and money market conditions, making certificates of deposit traditionally a more volatile source of funding than core deposits. Liquidity could be reduced if a significant amount of certificates of deposit maturing within a short period of time were not renewed. To the extent that such deposits do not remain with the Bank, they may need to be replaced with borrowings which could increase the cost of funds and negatively impact the interest rate spread and financial condition. At December 31, 2006, \$130.6 million, or a significant 30.4%, of total certificates of deposit were "jumbo" certificates of \$100,000 or more.

Table 8 sets forth the distribution of average deposits for the periods indicated and the weighted average nominal interest rates for each period on each category of deposits presented.

To supplement deposits as a source of funds for lending or investment, the Bank borrows funds in the form of advances from the Federal Home Loan Bank. The Bank has a Blanket Agreement for advances with the Federal Home Loan Bank of Atlanta under which it may borrow up to 80% of assets subject to normal collateral and underwriting requirements. Advances are secured by the Bank's investment in the stock of the Federal Home Loan Bank and by other eligible assets. At December 31, 2006, the Bank had \$103.7 million of outstanding Federal Home Loan Bank advances (excluding purchase accounting premiums).

Table 8

**Average Deposits and Yields**

For the Years Ended September 30, 2004 to 2006
And Quarter Ended December 31, 2006

| | For the Quarter Ended December 31, | | | For the Year Ended September 30, | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | 2006 | | | 2006 | | | 2005 | | | 2004 | | |
| | Average Balance | Percent of Total Deposits | Weighted Average Nominal Rate | Average Balance | Percent of Total Deposits | Weighted Average Nominal Rate | Average Balance | Percent of Total Deposits | Weighted Average Nominal Rate | Average Balance | Percent of Total Deposits | Weighted Average Nominal Rate |
| | (Dollars in Thousands) | | | | | | (Dollars in Thousands) | | | | | |
| Non-interest bearing demand | $ 22,098 | 3.65 % | - | $ 21,786 | 3.58 % | - % | $ 23,213 | 3.94 % | - % | $ 19,662 | 3.44 % | - % |
| Interest-bearing demand | 36,188 | 5.97 | 0.26 | 41,296 | 6.79 | 0.24 | 38,509 | 6.53 | 0.32 | 35,878 | 6.28 | 0.53 |
| Money market demand | 18,210 | 3.00 | 3.27 | 15,930 | 2.62 | 3.03 | 13,968 | 2.37 | 0.95 | 15,702 | 2.75 | 0.82 |
| Passbook and savings deposits | 93,936 | 15.50 | 0.92 | 96,929 | 15.94 | 1.05 | 118,817 | 20.14 | 0.93 | 115,155 | 20.16 | 0.90 |
| Certificates of deposit | 435,584 | 71.88 | 4.54 | 432,011 | 71.06 | 3.88 | 395,372 | 67.03 | 3.38 | 384,708 | 67.36 | 3.17 |
| Total | $606,016 | 100.00 % | 3.52 | $607,952 | 100.00 % | 3.02 % | $589,879 | 100.00 % | 2.50 % | $571,105 | 100.00 % | 2.37 % |

At December 31, 2006, the Bank had variable rate advances totaling $40.0 million with rates ranging from 4.87% to 4.88% and fixed rate advances totaling $63.7 million with rates ranging from 3.66% to 6.33%. Table 9 shows the rate and maturity structure of the Federal Home Loan Bank advances.

Table 9
**Borrowings Maturity Schedule**
As of December 31, 2006
(Dollars in Thousands)

| | As of December 31, 2006 | | | |
|---|---|---|---|---|
| | Balance | Rate Range | Percent of Total Advances | |
| Maturing in | | | | |
| 2007 | $ 15,700 | 3.66%-5.50% | 15.14 | % |
| 2008 | 19,000 | 4.34%-5.51% | 18.32 | |
| 2009 | 10,000 | 4.44% | 9.64 | |
| 2010 | 9,000 | 6.33% | 8.68 | |
| 2011 and thereafter | 50,000 | 4.01%-4.88% | 48.22 | |
| Total | $ 103,700 | | 100.00 | % |

On June 27, 2002 and September 29, 2003 BCSB Bankcorp established certain Delaware trust subsidiaries for the purpose of issuing trust-preferred securities. Such securities issues totaled $12.5 million and $10.3 million and are due on June 30, 2032 and October 7, 2033, respectively. The trust preferred securities carry adjustable rates tied to the London Interbank Offered Rate ("LIBOR") that reprice quarter at a margin of 3.65% and 3.00%, respectively. BCSB Bankcorp used the proceeds from these offerings to increase the regulatory capital of the Bank.

***Equity Capital***

The Company had equity capital of $33.7 million or 4.38% of total assets as of December 31, 2006. Over the past five years, the Company's equity to assets ratio has deteriorated from a high of 7.72% at September 30, 2002 to 4.25% at September 30, 2006. The Company had intangible assets totaling $2.5 million as of December 31, 2006. The Company declared quarterly dividends on November 23, 2005, February 22, May 24 and September 6, 2006 of 12.5 cents each. In December 2006, BCSB Bankcorp announced that it had determined to suspend its dividend program and has agreed with the OTS that it will not issue a dividend to its stockholders going forward without the consent of the OTS, as the Company seeks to implement its business plan to improve earnings, capital position and liquidity.

At December 31, 2006, the Bank exceeded all regulatory capital requirements and is "well capitalized" by regulatory standards. The Bank's total equity amounted to $49.1 million or 6.45% of total assets at December 31, 2006. The Bank's regulatory capital ratios of Tier 1 leverage capital, Tier 1 risk-based capital, and total risk-based capital were 6.24%, 10.85%, and 11.37%, respectively, as of December 31, 2006. In comparison, the minimum regulatory requirements were 4.00%, 4.00%, and 8.00%, and the threshold requirements for regulatory "well-capitalized" levels were 5.00%, 6.00%, and 10.00%, respectively.

## Income and Expense Trends

Table 10 displays the main components of the Company's earnings performance over the years ended September 30, 2002 to 2006 and quarter ended December 31, 2006. Table 11 displays sets forth certain average balance and yield information relating to BCSB Bancorp at and for the periods indicated. The average yields and costs are derived by dividing income or expense by the daily average balance of assets or liabilities, respectively, for the periods presented. Table 12 reflects the sensitivity of the Company's interest income and interest expense to changes in volume and in prevailing interest rates during the periods indicated.

Table 10
**Summary Income Statement Data**
For the Years Ended September 30, 2002 to 2006
And Quarter Ended December 31, 2006
(Dollars in Thousands)

| | For the Three Months Ended December 31, | | For the Years Ended September 30, | | | | |
|---|---|---|---|---|---|---|---|
| | 2006 | 2005 | 2006 | 2005 | 2004 | 2003 | 2002 |
| **Operating Data:** | | | | | | | |
| Interest income | $ 10,230 | $ 9,596 | $39,995 | $ 36,223 | $ 32,234 | $ 33,167 | $ 28,480 |
| Interest expense | 7,139 | 5,970 | 25,776 | 20,384 | 16,362 | 16,107 | 14,946 |
| Net interest income | 3,091 | 3,626 | 14,219 | 15,839 | 15,872 | 17,060 | 13,534 |
| (Reversal) provision for loan losses | -- | (109) | (109) | 168 | 487 | 1,359 | 509 |
| Net interest income after (reversal) provision for loan losses | 3,091 | 3,735 | 14,328 | 15,671 | 15,385 | 15,701 | 13,025 |
| Other income | 327 | 265 | 1,198 | 1,855 | 1,379 | 1,587 | 1,053 |
| Noninterest expenses | 3,829 | 4,275 | 26,968 | 16,814 | 15,735 | 15,336 | 11,363 |
| Income (loss) income before income taxes | (411) | (275) | (11,442) | 712 | 1,029 | 1,952 | 2,715 |
| Income tax provision (benefit) | (178) | (156) | (4,049) | 111 | 144 | 655 | 984 |
| Net (loss) income | $ (233) | $ (119) | $ (7,393) | $ 601 | $ 885 | $ 1,297 | $ 1,731 |
| Net income (loss) per share of Common Stock: | | | | | | | |
| Basic | $ (0.04) | $ (0.02) | $ (1.26) | $ 0.10 | $ 0.15 | $ 0.23 | $ 0.31 |
| Diluted | $ (0.04) | $ (0.02) | $ (1.26) | $ 0.10 | $ 0.15 | $ 0.22 | $ 0.30 |
| Cash dividend declared per share | $ -- | $ 0.125 | $ 0.50 | $ 0.50 | $ 0.50 | $ 0.50 | $ 0.50 |

*Source: BCSB Bancorp, preliminary prospectus.*

# Table 11

## Average Balances and Yields

For the Years Ended September 30, 2004 to 2006 and as of December 31, 2006
(Dollars in Thousands)

| | Quarter Ended December 31, 2006 | | | For the Year Ended September 30, 2006 | | | 2005 | | | 2004 | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Average Balance | Interest | Average Yield/Cost | Average Balance | Interest | Average Yield/Cost | Average Balance | Interest | Average Yield/Cost | Average Balance | Interest | Average Yield/Cost |
| **Interest-earning assets:** | | | | | | | | | | | | |
| Loans receivable, net [1] | $461,827 | $ 7,327 | 6.35 % | $462,799 | $ 28,352 | 6.13 | $412,093 | $ 24,286 | 5.89 | $364,260 | $ 22,056 | 6.06 |
| Mortgage-backed securities | 113,399 | 1,174 | 4.14 | 124,458 | 5,095 | 4.09 | 161,415 | 6,231 | 3.86 | 142,337 | 5,548 | 3.90 |
| Investment securities & FHLB stock | 147,778 | 1,569 | 4.25 | 160,365 | 6,342 | 3.95 | 162,138 | 5,637 | 3.48 | 143,689 | 4,552 | 3.17 |
| Other interest-earning assets | 10,141 | 160 | 6.31 | 3,372 | 206 | 6.11 | 2,578 | 69 | 2.68 | 7,471 | 78 | 1.04 |
| Total interest-earning assets | 733,145 | 10,230 | 5.58 | 750,994 | 39,995 | 5.33 | 738,224 | 36,223 | 4.91 | 657,757 | 32,234 | 4.90 |
| Bank Owned Life Insurance | 13,273 | | | 12,913 | | | 12,242 | | | 11,912 | | |
| Non-interest-earning assets | 26,629 | | | 40,006 | | | 40,869 | | | 46,094 | | |
| Total assets | $773,047 | | | $803,913 | | | $791,335 | | | $715,763 | | |
| **Interest-bearing liabilities:** | | | | | | | | | | | | |
| Deposits | $606,016 | $ 5,332 | 3.52 % | $607,952 | $ 18,379 | 3.02 | $589,849 | $ 14,711 | 2.49 | $571,105 | $ 13,553 | 2.37 |
| FHLB advances short term | 21,233 | 237 | 4.46 | 63,457 | 2,484 | 3.91 | 53,632 | 1,471 | 2.74 | 23,141 | 323 | 1.40 |
| FHLB advances long term | 85,111 | 1,054 | 4.95 | 67,529 | 2,992 | 4.43 | 72,056 | 2,738 | 3.80 | 43,000 | 1,400 | 3.26 |
| Junior subordinated debentures | 23,197 | 516 | 8.90 | 23,197 | 1,921 | 8.28 | 23,197 | 1,464 | 6.31 | 22,500 | 1,086 | 4.83 |
| Other liabilities | 1,505 | - | - | 1,824 | - | - | 1,864 | - | - | 1,449 | - | - |
| Total interest-bearing liabilities | 737,062 | 7,139 | 3.87 | 763,959 | 25,776 | 3.37 | 740,598 | 20,384 | 2.75 | 661,195 | 16,362 | 2.47 |
| Non-interest-bearing liabilities | 2,255 | | | 2,723 | | | 7,856 | | | 11,050 | | |
| Total liabilities | 739,317 | | | 766,682 | | | 748,454 | | | 672,245 | | |
| Stockholders' equity | 33,730 | | | 37,231 | | | 42,881 | | | 43,518 | | |
| Total liabilities and stockholders' equity | $773,047 | | | $803,913 | | | $791,335 | | | $715,763 | | |
| Net interest income | | $ 3,091 | | | $ 14,219 | | | $ 15,839 | | | $ 15,872 | |
| Interest rate spread | | | 1.71 % | | | 1.96 % | | | 2.16 % | | | 2.43 % |
| Net yield in interest-earning assets [2] | | | 1.69 | | | 1.89 % | | | 2.15 % | | | 2.41 % |
| Ratio of average interest-earning assets to average interest-bearing liabilities | 0.99 x | | | 0.98 x | | | 1.00 x | | | 0.99 x | | |

[1] Non-accruing loans have been included in loans receivable.

[2] Net yield on interest-earning assets represents net interest income as a percentage of average interest-earning assets.

*Source: BCSB Bancorp, preliminary prospectus.*

Table 12
## Rate/Volume Analysis

| | Year Ended September 30, 2006 vs. 2005 Increase (Decrease) Due to | | | | Year Ended September 30, 2005 vs. 2004 Increase (Decrease) Due to | | | |
|---|---|---|---|---|---|---|---|---|
| | Volume | Rate | Rate/Vol | Total | Volume | Rate | Rate/Vol | Total |
| | (in thousands) | | | | | | | |
| Interest and dividend income: | | | | | | | | |
| Loans receivable | $ 2,955 | $ 989 | $ 122 | $ 4,066 | $ 2,930 | $ (619) | $ (81) | $ 2,230 |
| Mortgage-backed securities | (1,422) | 371 | (85) | (1,136) | 748 | (57) | (8) | 683 |
| Investment securities & FHLB stock | (62) | 775 | (8) | 705 | 583 | 445 | 57 | 1,085 |
| Other interest-earning assets | 21 | 89 | 27 | 137 | (52) | 123 | (80) | (9) |
| Total interest-earning assets | $ 1,492 | $ 2,224 | $ 56 | $ 3,772 | $ 4,209 | $ (108) | $ (112) | $ 3,989 |
| Interest expense: | | | | | | | | |
| Deposits | $ 451 | $ 3,121 | $ 96 | $ 3,668 | $ 444 | $ 691 | $ 23 | $ 1,158 |
| FHLB advances short term | 267 | 632 | 114 | 1,013 | 426 | 310 | 412 | 1,148 |
| FHLB advances long term | (144) | 420 | (22) | 254 | 946 | 234 | 158 | 1,338 |
| Subordinated debentures | - | 457 | - | 457 | 34 | 334 | 10 | 378 |
| Other liabilities | - | - | - | - | - | - | - | - |
| Total interest-bearing liabilities | $ 574 | $ 4,630 | $ 188 | $ 5,392 | $ 1,850 | $ 1,569 | $ 603 | $ 4,022 |
| Change in net interest income | $ 918 | $ (2,406) | $ (132) | $ (1,620) | $ 2,359 | $ (1,677) | $ (715) | $ (33) |

*Source: BCSB Bancorp, preliminary prospectus.*

As noted in the tables above, the Company's nominal earnings have been declining over the past few years and, due to losses relating to a check kiting fraud and margin compression, the Company reported a $7.3 million loss for the fiscal year ended September 30, 2006. Management expects that, absent any balance sheet adjustments, earnings in 2007 will be continue to be challenged, falling victim to the compression of net interest spread resulting from the flat yield curve that characterized the interest rate environment during 2006. The gap between funding short term deposits and pricing long term loans tightened to levels not experienced in many years. The intense competition for deposits and loans is a characteristic of the Company's market. Based on the Company's current operations, management does not expect that there will be sufficient net interest income to absorb the projected growth in non-interest expenses arising from the Bank's programmed, repositioning and organizational restructuring. Management also expects that non-interest expenses will be higher for 2007 as a result of the accounting, legal and various other additional non-interest expenses usually associated with operating as a public company, particularly as a result of the requirements of the Sarbanes-Oxley Act of 2002. Additional annual employee compensation and benefit expenses stemming from the shares granted to employees, officers and directors under new benefit plans will also increase non-interest expenses.

***Comparison of Operating Results for the Quarters Ended December 31, 2006 and 2005***

*Net Income.* Net income decreased from a loss of $(119,000) for the three months ended December 31, 2005 to a net loss of $(233,000) for the three months ended December 31, 2006. The decrease was primarily due to a decrease in net interest income of $535,000, or 14.7% from $3.6 million for the three months ended December 31, 2005 to $3.1 million for the three months ended December 31, 2006. A decrease in non-interest expenses of $446,000 partially offset the decrease in net interest income.

*Net Interest Income.* Net interest income decreased by $535,000 or 14.7% from $3.6 million for the three months ended December 31, 2005 compared to $3.1 million for the three months ended December 31, 2006. The decrease in net interest income primarily was the result of increases in the average rate on interest bearing liabilities offset partially by decrease in the average balance of interest bearing liabilities. Due to rising interest rates and deposits re-pricing faster than loans, the interest rate spread decreased 27 basis points from 1.98% for the three months ended December 31, 2005 to 1.71% for the three months ended December 31, 2006. BCSB Bancorp's ratio of average interest-earning assets to average interest-bearing liabilities increased from 98.39% for the three months ended December 31, 2005 to 99.47% for the three months ended December 31, 2006. BCSB Bancorp's interest rate spread has decreased due to the rising rates paid on borrowed funds and deposits not being completely offset by rising rates for new loans. The Company believes that the balance sheet restructuring announced in the quarter ended March 31, 2007 will contribute to an improved interest spread in the future. If short term rates fall, the interest rate spread should also increase as $24.0 million borrowed funds tied to LIBOR re-price at lower rates.

*Interest Income.* Interest income increased by $634,000, or 6.6% from $9.6 million for the three months ended December 31, 2005 to $10.2 million for the three months ended December 31, 2006. Interest and fees on loans increased by $582,000, or 8.6%, from $6.7 million for the three months ended December 31, 2005 to $7.3 million for the three months ended December 31, 2006. This was primarily due to an increase in the average balance of loans receivable of $4.5 million from $457.3 million at December 31, 2005 to $461.8 at December 31, 2006, and an increase in the average yield earned on loans receivable of 45 basis points from 5.90% at December 31, 2005 to 6.35% at December 31, 2006. The increase in the average balance of loans was primarily attributable to Baltimore County Savings Bank having competitive rates and current economic conditions and management's strategy to focus lending on variable rate commercial real estate loans and short term home equity loans. The increase in the average yield was attributable to the prevailing market rates in the economy. Interest on mortgage-backed securities decreased by $142,000 or 10.8% from $1.3 million for the three months ended December 31, 2005 to $1.2 million for the three months ended December 31, 2006. This decrease was primarily due to the decrease in the average balance of mortgage-backed securities from $133.8 million at December 31, 2005 to $113.4 million at December 31, 2006. The decrease in the average balance more than offset an increase in the average rate from

3.93% at December 31, 2005 to 4.14% at December 31, 2006. Interest and dividends on investment securities increased by $48,000, or 3.2% from $1.5 million for the three months ended December 31, 2005 to $1.6 million for the three months ended December 31, 2006. This was primarily due to an increase in the average yield on investments of 46 basis points from 3.79% for the three months ended December 31, 2005 to 4.25% for the three months ended December 31, 2006 due to step up provisions on some investment securities. However, this was partially offset by a decrease in the average balance of investments of $12.6 million, from $160.4 million for the three months ended December 31, 2005 to $147.8 million for the three months ended December 31, 2006.

*Interest Expense.* Interest expense, which consists of interest on deposits, interest on borrowed money and other interest expense increased from $5.9 million for the three months ended December 31, 2005 to $7.1 million for the three months ended December 31, 2006, an increase of $1.2 million or 19.6%. Interest on deposits increased $1.2 million from $4.1 million at December 31, 2005 to $5.3 million at December 31, 2006 due to an increase in the average cost of deposits of 76 basis points from 2.76% for the three months ended December 31, 2005 to 3.52% for the three months ended December 31, 2006. Also contributing to the increase in interest expense was an increase in the average balance of deposits of $4.7 million, or .78% from $601.3 million at December 31, 2005 to $606.0 million at December 31, 2006. BCSB Bancorp was able to increase its deposits through normal marketing efforts. Interest on short-term borrowings decreased by $662,000 or 73.6% for the three months ended December 31, 2006. Interest on long-term borrowings increased by $581,000 or 122.8% for the three months ended December 31, 2006. The overall decrease in borrowings was primarily due to a decrease of

$32.5 million in the average balances of advances from the Federal Home Loan Bank of Atlanta during the three months ended December 31, 2006. Also contributing to interest expense was interest on the Trust Preferred Securities/Junior Subordinated Debentures which increased by $70,000 from $446,000 for the three months ended December 31, 2005 to $516,000 for the three months ended December 31, 2006. This increase was due to the increase in the average rate paid on the Junior Subordinated Debentures from 7.67% during 2005 to 8.90% during 2006. The rates on the Junior Subordinated Debentures are based on LIBOR and adjust quarterly.

*Provision for Loan Losses.* BCSB Bancorp did not establish any additional provision for losses on loans during the quarter ended December 31, 2006 as compared to the reversal of a previously recorded provision for losses on loans by $109,000 for the three months ended December 31, 2005. During the quarter ended December 31, 2005, Baltimore County Savings Bank received a recovery in the amount of $120,000 on a loan that had been previously charged off. Exclusive of that recovery, management's analysis of the adequacy of the allowance for loan losses indicated the need for a provision during the quarter ended December 31, 2005 in the amount of $11,000. As a result, the recovery, net of the current provision, resulted in a negative provision in the amount of $109,000. Loan charge-offs for the three months ended December 31, 2006 were $53,000 as compared to $33,000 for the three months ended December 31, 2005, an increase of $20,000. Loan recoveries were $84,000 for the three months ended December 31, 2006 compared to $19,000 for the three months ended December 31, 2005. Nonperforming loans at December 31, 2006 were $2.6 million as compared to $640,000 at December 31, 2005. The increase in nonperforming loans was due to a commercial customer who was delinquent and has subsequently filed for bankruptcy. Management has indicated that the collateral on this loan is sufficient to render Baltimore County Savings Bank whole. The total allowance for loan losses is $2.7 million at December 31, 2006. In establishing such provisions, management considered an analysis of the risk inherent in the loan portfolio.

*Other Income.* Other income increased by $62,000, or 23.4% from $265,000 for the three months ended December 31, 2005 to $327,000 for the three months ended December 31, 2006. The increase in other income for the three months ended December 31, 2006 was partially attributable to a decrease in losses on repossessed assets of $88,000 from a loss of $143,000 for the three months ended December 31, 2005 to a loss of $55,000 for the three months ended December 31, 2006. This was partially offset by a decrease in fees on transaction accounts of $24,000 from $161,000 for the three months ended December 31, 2005 to $137,000 for the three months ended December 31, 2006, as the Company eliminated fees on certain products in an effort to compete in the market and increase transaction accounts which are the lowest cost source of funding. Income from Bank Owned Life Insurance increased $30,000 for the three months ended December 31, 2006 from $117,000 for the three months ended December 31, 2005, to $147,000 for the three months ended December 31, 2006. This increase was due to an adjustment in the rate of dividends earned on the Bank Owned Life Insurance investment.

*Noninterest Expenses.* Total non-interest expenses decreased by $446,000, or 10.4%, from $4.3 million for the three months ended December 31, 2005 to $3.8 million for the three months ended December 31, 2006. The decrease in non-interest expenses was primarily due to the decrease in data processing fees of $313,000, from $650,000 for the three months ended December 31, 2005 to $337,000 for the three months ended December 31, 2006. This decrease was due to the change of data processors. Salaries and related expenses decreased by $201,000 or 9.4% from $2.1 million for the three months ended December 31, 2005 to $1.9 million for the three months ended December 31, 2006. This decrease was primarily due to a decrease in the work force as Baltimore County Savings Bank continues with its cost cutting strategies. Employee benefits were adjusted to be less costly while still offering competitive benefits. In December 2005, Baltimore County Savings Bank ceased its indirect automobile lending operations due to the current interest rate environment. The loan rates necessary to compete in this market made for marginal profitability. This allowed for less staffing in this area. Occupancy expense also decreased by $12,000, from $552,000 for the three months ended December 31, 2005 to $540,000 for the three months ended December 31, 2006. Advertising expense also decreased by $43,000 or 25.7%, from $167,000 for the three months ended December 31, 2005 to $124,000 for the three months ended December 31, 2006. This decrease was due to decreased advertising during the period. These decreases were partially offset by an increase in professional fees of $122,000, or 137.0% from $89,000 for the three months ended December 31, 2005 to $211,000 for the three months ended December 31, 2006. Professional fees increased due to additional legal fees arising from the supervisory agreement and the check-kiting scheme perpetrated against Baltimore County Savings Bank in June 2006. There was also an increase in other expenses of $77,000 or 33.5% from $230,000 for the three months ended December 31, 2005 to $307,000 for the three months ended December 31, 2006.

*Income Taxes.* BCSB Bancorp's income tax (benefit) was $(178,000) and $(156,000) for the three months ended December 31, 2006 and 2005, respectively. BCSB Bancorp's tax benefit increased for the three months ended December 31, 2006 as compared to the same quarter in the prior year as BCSB Bancorp earned certain income that is exempt from state taxes and $147,000 non-taxable income from the Bank Owned Life Insurance during the three months ended December 31, 2006.

***Comparison of Operating Results for the Years Ended September 30, 2006 and 2005***

*Net Income.* Net income decreased from income of $601,000 for the year ended September 30, 2005 to a net loss of $7.4 million for the year ended September 30, 2006. The decrease was primarily due to an increase in non-interest expenses of $10.2 million, or 60.4% from $16.8 million for the year ended September 30, 2005 to $27.0 million for the year ended September 30, 2006. Non-Interest expenses for the year ended September 30, 2006 include a $10.8 million loss on dishonored checks as a result of the check-kiting scheme perpetrated on the Bank.

*Net Interest Income.* Net interest income decreased by $1.6 million or 10.2% from $15.9 million for the year ended September 30, 2005 to $14.2 million for the year ended September 30, 2006. The decrease in net interest income primarily was the result of increases in the average rate on interest bearing liabilities and an increase in the average balance of interest bearing liabilities. Due to rising interest rates and deposits re-pricing faster than loans, the interest rate spread decreased 20 basis points from 2.16% for the year ended September 30, 2005 to 1.96% for the year ended September 30, 2006. The Company's ratio of average interest-earning assets to average interest-bearing liabilities decreased from 99.68% for the year ended September 30, 2005 to 98.30% for the year ended September 30, 2006. The primary reason for the decrease in this ratio is that funds are being invested in other income producing assets such as Bank Owned Life Insurance. The Company's interest rate spread has decreased due to the rising rates paid on borrowed funds and deposits not being completely offset by rising rates for new loans.

*Interest Income.* Interest income increased by $3.8 million, or 10.4% from $36.2 million for the year ended September 30, 2005 to $40.0 million for the year ended September 30, 2006. Interest and fees on loans increased by $4.1 million, or 16.7%, from $24.3 million for the year ended September 30, 2005 to $28.4 million for the year ended September 30, 2006. This was primarily due to an increase in the average balance of loans receivable of $50.7 million from $412.1 million at September 30, 2005 to $462.8 at September 30, 2006, and an increase in the average yield earned on loans receivable of 24 basis points from 5.89% at September 30, 2005 to 6.13% at September 30, 2006. The increase in the average balance of loans was primarily attributable to the Bank having competitive rates and current economic conditions and management's strategy to focus lending on variable rate commercial real estate loans and short term home equity loans. The increase in the average yield was attributable to the prevailing market rates in the economy. Interest on mortgage-backed securities decreased by $1.1 million or 18.2% from $6.2 million for the year ended September 30, 2005 to $5.1 million for the year ended September 30, 2006. This decrease was primarily due to the decrease in the average balance of mortgage-backed securities from $161.4 million at September 30, 2005 to $124.5 million at September 30, 2006. The decrease in the average balance more than offset an increase in the average rate from 3.9% at September 30, 2005 to 4.1% at September 30, 2006. Interest and dividends on investment securities increased by $705,000, or 12.5% from $5.6 million for the year ended September 30, 2005 to $6.3 million for the year ended September 30, 2006. This was primarily due to an increase in the average yield on investments of 47 basis points from 3.48% for the year ended September 30, 2005 to 3.95% for the year ended September 30, 2006 due to step up provisions on some investment securities. However, this was partially offset by a decrease in the average balance of investments of $1.7 million, from $162.1 million for the year ended September 30, 2005 to $160.4 million for the year ended September 30, 2006.

*Interest Expense.* Interest expense, which consists of interest on deposits, interest on borrowed money and other interest expense increased from $20.4 million for the year ended September 30, 2005 to $25.8 million for the year ended September 30, 2006 a change of $5.4 million or 26.5%. Interest on deposits increased $3.7 million from $14.7 million at September 30, 2005 to $18.4 million at September 30, 2006 due to an increase in the average cost of deposits of 53 basis points from 2.49% for the year ended September 30, 2005 to 3.02% for the year ended September 30, 2006. Also contributing to the increase in interest expense was an increase in the average balance of deposits of $18.1 million, or 3.1% from $589.8 million at September 30, 2005 to $607.9 million at September 30, 2006. The Company was able to increase its deposits through normal marketing efforts. Interest on short-term borrowings increased by $1.0 million or 68.9% for the year ended September 30, 2006. Interest on long-term borrowings increased by $254,000 or 9.3% for the year ended September 30, 2006. The overall increase in interests on borrowings was primarily due to an increase in the average rate paid on short term borrowings which increased by 117 basis points from 2.7% for the year ended September 30, 2005 to 3.9% for the year ended September 30, 2006. The average rate on long term borrowings also increased by 63 basis points from 3.8% for the year ended September 30, 2005 to 4.4% for the year ended September 30, 2006. An increase in the average balance of advances from the Federal Home Loan Bank of Atlanta of $5.3 million during the year ended September 30, 2006 also contributed to the increase in interest on borrowings. Also contributing to interest expense was interest on the Junior Subordinated Debentures which increased by $457,000 from $1.5 million for the year ended September 30, 2005 to $1.9 million for the year ended September 30, 2006. This increase was due to the increase in the average rate paid on the Junior Subordinated Debentures from 6.3%, during 2005 to 8.3% during 2006. The rates on the Junior Subordinated Debentures are based on LIBOR and adjust quarterly.

*Provision for Loan Losses.* The Company reversed previously recorded provisions for losses on loans by $109,000 for the year ended September 30, 2006, as compared to establishing a provision for losses on loans of $168,000 for the year ended September 30, 2005. During the year ended September 30, 2006, the Bank received a recovery in the amount of $120,000 on a loan that had been previously charged off. Exclusive of that recovery, management's analysis of the adequacy of the allowance for loan losses indicated the need for a provision during the year ended September 30, 2006 in the amount of $11,000. As a result, the recovery, net of the current provision, resulted in a negative provision in the amount of $109,000. Loan charge-offs for the year ended September 30, 2006 were $275,000 as compared to $392,000 for the year ended September 30, 2005 a decrease of $117,000. The decrease in loan charge-offs was due to prevailing low loan delinquency and a decrease in actual losses in the Bank's consumer loan portfolio as the automobile loan portfolio decreases due to the discontinuation of indirect auto lending. Loan recoveries were $317,000 for the year ended September 30, 2006 compared to $383,000 for the year ended September 30, 2005. Nonperforming loans at September 30, 2006 were $2.5 million as compared to $738,000 at September 30, 2005. The total loss allowance allocated to loans is $2.7 million at September 30, 2006. In establishing such provisions, management considered an analysis of the risk inherent in the loan portfolio.

*Other Income.* Other income decreased by $657,000, or 35.4% from $1.8 million for the year ended September 30, 2005 to $1.2 million for the year ended September 30, 2006. The decrease in other income for the year ended September 30, 2006 was primarily due to the decrease in gain on sale of investments and mortgaged backed securities of $879,000 from $884,000 for the year ended September 30, 2005 to $5,000 for the year ended September 30, 2006. The $884,000 gain on sale of investments for the year ended September 30, 2005 was primarily due to the acquisition of Intrieve, the Bank's data processing provider, by Harland for cash. The Bank owned shares of Intrieve. This was partially offset by a decrease in losses on repossessed assets of $234,000 from $561,000 for the year ended September 30, 2005 to $327,000 for the year ended September 30, 2006. Also contributing to the decrease in other income was a decrease in fees on transaction accounts of $125,000 from $686,000 for the year ended September 30, 2005 to $561,000 for the year ended September 30, 2006 as the Bank eliminated fees on certain products in an effort to compete in the market and increase its transaction accounts which are the lowest cost source of funding. Income from Bank Owned Life Insurance (BOLI) increased $20,000 for the year ended September 30, 2006 from $454,000 for the year ended September 30, 2005, to $474,000 for the year ended September 30, 2006. This increase was due to an adjustment in the rate of dividends earned on the BOLI investment.

*Noninterest Expenses.* Total non-interest expenses increased by $10.2 million, or 60.4%, from $16.8 million for the year ended September 30, 2005 to $27.0 million for the year ended September 30, 2006. The increase in non-interest expenses was primarily due to the occurrence of a $10.8 million loss on dishonored checks during the year ended September 30, 2006. This loss was from a check kiting fraud perpetrated on the Bank. This loss was partially offset by a decrease in salaries and related expenses of $477,000 from $9.2 million for the year ended September 30, 2005 to $8.7 million for the year ended September 30, 2006 as the Bank continued with its cost cutting strategies. Certain positions were eliminated allowing for the hiring of staff in the three new offices with a minimum increase in the overall workforce. Employee benefits were adjusted to be less costly while still offering competitive benefits. In December 2005, the Bank ceased its indirect automobile lending operations due to the current interest rate environment. The loan rates necessary to compete in this market made for marginal profitability. This allowed for less staffing in this area. Data processing cost decreased by $515,000 from $2.2 million for the year ended September 30, 2005 to $1.7 million for the year ended September 30, 2006. This decrease was due to the savings generated from the conversion of data processors. In November 2005, the Company entered into a long-term contract with Fiserv to be its data service provider. The Company anticipates net savings over the life of the contract of approximately $2.8 million. The actual number could be more or less depending on the activity and the number of accounts serviced. Occupancy expense increased by $180,000, from $2.0 million for the year ended September 30, 2005 to $2.1 million for the year ended September 30, 2006. This was mainly due to the opening of three offices and normal increases in rent and electricity. Advertising expense decreased by $30,000 or 4.7%, from $642,000 for the year ended September 30, 2005 to $612,000 for the year ended September 30, 2006. This decrease was due to a reduction in advertising during the period.

*Income Taxes.* The Company's income tax (benefit) expense was $(4.0) million and $111,000 for the year ended September 30, 2006 and 2005, respectively. The Company's effective tax rate was (35.38%) and 15.6% for the years ended September 30, 2006 and 2005, respectively.

*Comparison of Operating Results for the Years Ended September 30, 2005 and 2004*

*Net Income.* Net income decreased by $284,000, from $885,000 for the year ended September 30, 2004 to $601,000 for the year ended September 30, 2005. The decrease was due primarily to an increase in non-interest expenses of $1.0 million. This was partially offset by an increase in other income and decreases in the provision for loan losses and income taxes.

*Net Interest Income.* Net interest income decreased by $33,000 or 0.2% from $15.9 million for the year ended September 30, 2004 to $15.8 million for the year ended September 30, 2005. The decrease in net interest income primarily was the result of increases in the average rate on interest bearing liabilities and an increase in the average balance of interest-bearing liabilities. Due to rising interest rates and deposits re-pricing faster than loans, the interest rate spread decreased 27 basis points from 2.43% for the year ended September 30, 2004 to 2.16% for the year ended September 30, 2005. The Company's ratio of average interest-earning assets to average interest-bearing liabilities increased from 99.48% for the year ended September 30, 2004 to 99.68% for the year ended September 30, 2005. The Company's spread has decreased due to the rising rates paid on borrowed funds and deposits not completely offset by rising rates for new loans.

*Interest Income.* Interest income increased by $4.0 million, or 12.4% from $32.2 million for the year ended September 30, 2004 to $36.2 million for the year ended September 30, 2005. Interest and fees on loans increased by $2.2 million, or 10.1%, from $22.1 million for the year ended September 30, 2004 to $24.3 million for the year ended September 30, 2005. This was primarily due to an increase in the average balance of loans receivable of $47.8 million from 364.3 million at September 30, 2004 to $412.1 at September 30, 2005, despite a decrease in the average yield earned on loans receivable of 17 basis points from 6.06% at September 30, 2004 to 5.89% at September 30, 2005. The increase in the average balance of loans was primarily attributable to the Bank having competitive rates and current economic conditions and management's strategy to focus lending on variable rate commercial loans and short term home equity loans. The decrease in the average yield was attributable to the prevailing market rates in the economy. Interest on mortgage-backed securities increased by $683,000 or 12.3% from $5.5 million for the year ended September 30, 2004 to $6.2 million for the year ended September 30, 2005. This increase was primarily due to the increase in the average balance of mortgage-backed securities from $142.3 million at September 30, 2004 to $161.4 million at September 30, 2005. The actual balance of mortgage-backed securities decreased, however the average balance increased due to high balances at the beginning of the period. The increase in the average balance more than offset a decrease in the average rate from 3.9% at September 30, 2004 to 3.86% at September 30, 2005. Interest and dividends on investment securities increased by $1.0 million or 21.7% from $4.6 million for the year ended September 30, 2004 to $5.6 million for the year ended September 30, 2005. This was primarily due to an increase in the average balance of investments of $18.4 million, or 12.8% from $143.7 million for the year ended September 30, 2004 to $162.1 million for the year ended September 30, 2005. There was also an increase in the average yield on investments from 3.17% for the year ended September 30, 2004 to 3.48% for the year ended September 30, 2005 due to step up provisions on some investment securities.

*Interest Expense.* Interest expense, which consists of interest on deposits, interest on borrowed money and other interest expense increased from $16.4 million for the year ended September 30, 2004 to $20.4 million for the year ended September 30, 2005 a change of $4.0

million or 24.6%. Interest on deposits increased $1.1 million from $13.6 million at September 30, 2004 to $14.7 million at September 30, 2005 due to an increase in the average yield on deposits of 12 basis points from 2.37% for the year ended September 30, 2004 to 2.49% for the year ended September 30, 2005. Also contributing to the increase in interest expense was an increase in the average balance of deposits of $18.7 million, or 3.3% from $571.1 million at September 30, 2004 to $589.8 million at September 30, 2005. The Company was able to increase its deposits through normal marketing efforts. Interest on short-term borrowings increased by $1.1 million or 355.4% for the year ended September 30, 2005. Interest on long-term borrowings increased by $1.3 million or 95.6% for the year ended September 30, 2005. This increase was primarily due to an increase of $59.5 million in the average balances of advances from the Federal Home Loan Bank of Atlanta during the year ended September 30, 2005. Also contributing to interest expense was interest on the Trust Preferred Securities/Junior Subordinated Debentures which increased by $378,000 from $1.1 million for the year ended September 30, 2004 to $1.5 million for the year ended September 30, 2005. This increase was due to the increase in the average yield paid on the Junior Subordinated Debentures from 4.83%, during 2004 to 6.31% during 2005.

*Provision for Loan Losses.* The Company made a provision for losses of $168,000 for the year ended September 30, 2005, as compared to $487,000 for the year ended September 30, 2004, representing a decrease of $319,000. This decrease was partially attributable to the decrease in historical charge-offs, and loan delinquencies. Loan charge-offs for the year ended September 30, 2005 were $392,000 as compared to $1.0 million for the year ended September 30, 2004, a decrease of $629,000. Loan recoveries were $383,000 for the year ended September

30, 2005 compared to $423,000 for the year ended September 30, 2004. Nonperforming loans at September 30, 2005 were $738,000 as compared to $872,000 at September 30, 2004. The total loss allowance allocated to loans is $2.7 million. In establishing such provisions, management considered an analysis of the risk inherent in the loan portfolio.

*Other Income.* Other income increased by $476,000, or 34.5% from $1.4 million for the year ended September 30, 2004 to $1.9 million for the year ended September 30, 2005. This increase in other income for the year ended September 30, 2005 was primarily attributable to a one time gain of $884,000 on investments due to the acquisition of Intrieve, the Bank's data processing provider by Harland for cash. This was partially offset by an increase in the loss on repossessed assets of $306,000 or 120.0% from $255,000 for the year ended September 30, 2004 to $561,000 for the year ended September 30, 2005.

*Noninterest Expenses.* Total non-interest expenses increased by $1.1 million, or 6.9%, from $15.7 million for the year ended September 30, 2004 to $16.8 million for the year ended September 30, 2005. The increase in non-interest expenses was primarily due to the increase in data processing fees of $635,000, from $1.6 million for the year ended September 30, 2004 to $2.2 million for the year ended September 30, 2005. This increase was due to the one-time penalty to terminate Intrieve's existing electronic banking contract that did not expire at the same time as the other two data processing contracts. Salaries and related expenses also increased by $340,000, or 3.9%. Occupancy expense also increased by $140,000, from $1.8 million for the year ended September 30, 2004 to $2.0 million for the year ended September 30, 2005. This was mainly due to the opening of two offices and normal increases in rent and electricity. These increases were partially offset by a decrease in advertising expense. Advertising expense decreased by $228,000 or 26.2%, from $870,000 for the year ended September 30, 2004 to $642,000 for the year ended September 30, 2005. This decrease was due to a change in the advertising mix during the period. The Bank initiated several cost cutting strategies in 2005. Certain positions were eliminated during the year allowing for the hiring of staff in the two offices opened and one planned for 2005 with a minimum increase in the workforce. Employee benefits were adjusted to be less costly while still offering complete benefits. In December 2005, the Bank ceased its indirect lending operations due to the current interest rate environment. The loan rates necessary to compete in this market made for marginal profitability. This allowed for less staffing in this area.

*Income Taxes*. The Company's income tax expense was $111,000 and $144,000 for the year ended September 30, 2005 and 2004, respectively. The Company's effective tax rates were 15.6% and 14.0% for the year ended September 30, 2005 and 2004, respectively. The increase in the effective tax rate was primarily attributable to the Bank's earning taxable income from the gain on sale of investments.

## Interest Rate Risk Management

Because the majority of the Company's assets and liabilities are sensitive to changes in interest rates, a significant form of market risk for the Company is interest rate risk, or changes in interest rates. Notwithstanding the unpredictability of future interest rates, management expects that changes in interest rates may have a significant, adverse impact on net interest income.

The Company's ability to make a profit largely depends on its net interest income, which could be negatively affected by changes in interest rates. Net interest income is the difference between the interest income earned on interest-earning assets, such as loans and securities, and the interest expense paid on interest-bearing liabilities, such as deposits and borrowings.

The senior officers of the Bank meet on a regular basis to monitor the Bank's interest rate risk position and to set prices on loans and deposits to manage interest rate risk within the parameters set by the Board of Directors. The President of the Bank reports to the Board of Directors on a regular basis on interest rate risk and trends, as well as liquidity and capital ratios and requirements. The Board of Directors reviews the maturities of the Bank's assets and liabilities and establishes policies and strategies designed to regulate the Bank's flow of funds and to coordinate the sources, uses and pricing of such funds. The first priority in structuring and pricing the Bank's assets and liabilities is to maintain an acceptable interest rate spread while reducing the net effects of changes in interest rates. The Bank's management is responsible for administering the policies and determinations of the Board of Directors with respect to the Bank's asset and liability goals and strategies.

The principal strategy in managing interest rate risk has been to emphasize the acquisition of short- and intermediate-term assets, including locally originated short-term (15-years or less) fixed-rate mortgage loans and consumer loans. In addition, in managing the portfolio of investment securities and mortgage-backed securities, the Bank has in recent quarters purchased investment securities so as to reduce the exposure to fluctuations in interest rates by purchasing adjustable-rate mortgage-backed securities and step-up agency notes. In addition to shortening the average repricing period of its assets, the Bank has sought to lengthen the average maturity of its liabilities by adopting a tiered pricing program for certificates of deposit, which provide higher rates of interest on longer term certificates in order to encourage depositors to invest in certificates with longer maturities.

The Bank measures interest rate risk by computing estimated changes in the net portfolio value of the cash flows from assets, liabilities and off-balance sheet items in the event of a range of assumed changes in market interest rates. Net portfolio value represents the market value of portfolio equity and is the difference between incoming and outgoing discounted cash flows from assets and liabilities, with adjustments made for off-balance sheet items. These computations estimate the effect on the net portfolio value of sudden and sustained increases and decreases in market interest rates. The Company's Board of Directors has adopted an interest rate risk policy which establishes maximum decreases in the estimated net portfolio value in the event of 1%, 2% and 3% increases in market interest rates, and in the event of a 1%, decrease in market interest rates. The following table presents the projected change in net portfolio value for the various rate shock levels at December 31, 2006. All changes met the Company's policy requirements.

Table 13 presents the Bank's net portfolio value as of December 31, 2006. The net portfolio values shown in this table was calculated by the Office of Thrift Supervision, based on information provided by the Bank.

As shown in Table 13, a rising interest rate scenario of 100 basis points would have a negative effect on the Company's NPV. Under this scenario, NPV would decrease by $9.0 million or by 13% with a resulting NPV ratio of 7.22% of assets. In the event of a 200 basis point increase in interest rates, NPV would experience a 28% decrease with a resulting NPV ratio of 6.54%. A downward movement in market rates by 100 basis points would result in a positive impact on NPV of 10% as the Company's NPV ratio measures 9.49% under this declining rate scenario.

Table 13
**Interest Rate Risk Analysis**
Net Portfolio Value

| | at December 31, 2006 | | | | |
|---|---|---|---|---|---|
| | Net Portfolio Value | | Net Portfolio Value as a % of Present Value of Assets | | |
| Changes in Rates | $ Amount | $ Change [1] | % Change [2] | Net Portfolio Value Ratio [3] | Basis Point Change [4] |
| | (Dollars in Thousands) | | | | |
| +300 bp | 38,820 | (29,273) | (43) % | 5.28 % | (346) bp |
| +200 bp | 49,017 | (19,075) | (28) | 6.54 | (221) bp |
| +100 bp | 59,051 | (9,041) | (13) | 7.72 | (102) bp |
| 0 bp | 68,092 | | | 8.75 | -- |
| -100 bp | 74,986 | 6,894 | 10 | 9.49 | 75 bp |
| -200 bp | 81,483 | 13,391 | 20 | 10.19 | 144 bp |

[1] Excess (deficiency) of the estimated net portfolio value assuming the indicated change in interest rates less the estimated net portfolio value assuming no change in interest rates.
[2] Amount of change in estimated net portfolio value divided by the estimated net portfolio value assuming no change in rates.
[3] Estimated net portfolio value divided by average total assets.
[4] Excess (deficiency) of the estimated net portfolio value ratio assuming the indicated change in interest rates over the estimated net portfolio value ratio assuming no change in interest rates.

*Source: BCSB Bancorp, preliminary prospectus.*

## Asset Quality

Table 14 provides information regarding the Bank's non-performing loans, other non-performing assets. Tables 15 and 16 detail the Bank's allowance for loan loss reserves and the allocation of the reserve among loan types for the periods ending September 30, 2002 to 2006 and December 31, 2006. As of each of the dates indicated, the Bank did not have any troubled debt restructurings. At December 31, 2006, the allowance for loan losses totaled $2.7 million, non-performing loans totaled $2.6 million, and the ratio of allowance for loan losses to non-performing loans was 103.04%.

The Company's overall asset quality has remained excellent over the recent years. As of December 31, 2006, non-performing loans ("NPLs") measured $2.6 million or 0.55% of total loans and 0.34% of total assets. Of this total, approximately $2.3 million relates to one commercial credit that is in bankruptcy where management believes that there is significant collateral and the Bank will experience no loss. The Company had $94,000 of foreclosed assets at December 31, 2006 comprised of automobiles.

The Company's allowance for loan losses totaled $2.7 million at September 30, 2006, measuring 0.57% of total loans and 103.04% of non-performing loans. There were $53,000 of loan charge-offs during the quarter ended December 31, 2006 and $84,000 of recoveries for the same quarter. The loan loss allowance was allocated as follows at December 31, 2006: $672,000 for residential mortgages (24.8% of total allowances), $69,000 for single-family rental property loans (2.6% of total allowances), $675,000 for commercial real estate loans (24.9% of total allowances), $87,000 for construction loans (3.2% of total allowances), $38,000 for commercial lines of credit (1.4% of total allowances), $28,000 for commercial leases (1.0% of total allowances), $409,000 for commercial business loans (15.1% of total allowances) and $732,000 for consumer loans (27.0% of total allowances).

Table 14
**Non-performing Asset Summary**
As of September 30, 2002 to December 31, 2006
(Dollars in Thousands)

| | at | at September 30, | | | | |
|---|---|---|---|---|---|---|
| | 12/31/06 | 2006 | 2005 | 2004 | 2003 | 2002 |
| Loans accounted for on a non-accrual basis: | | | | | | |
| Real estate mortgage: one-to-four family | $ 217 | $ 69 | $ 647 | $ 266 | $ 59 | $ 291 |
| Commercial real estate loans | 2,381 | 2,381 | 91 | 606 | 166 | |
| Commercial loans secured | | | | | | $ 1,100 |
| Consumer | 32 | 42 | - | - | 75 | - |
| Total | 2,630 | 2,492 | 738 | 872 | 300 | 1,391 |
| Accruing loans which are contractually past due 90 days or more | - | - | - | - | - | - |
| Total non-performing loans | $ 2,630 | $ 2,492 | $ 738 | $ 872 | $ 300 | $ 1,391 |
| Real estate owned | $ - | $ - | $ - | $ - | $ - | $ - |
| Other non-performing assets | $ 94 | $ 130 | $ 86 | $ 33 | $ 283 | $ 229 |
| Total non-performing assets | $ 2,724 | $ 2,622 | $ 824 | $ 905 | $ 583 | $ 1,620 |
| Total non-performing loans to total loans | 0.55 | 0.51 % | 0.15 % | 0.21 % | 0.08 % | 0.33 % |
| Total non-performing loans to total assets | 0.34 | 0.32 % | 0.09 % | 0.11 % | 0.04 % | 0.24 % |

*Source: BCSB Bancorp, preliminary prospectus.*

Table 15
**Allowance for Loan Loss Summary**
As of December 31, 2001 to 2005
(Dollars in Thousands)

| | at | at September 30, | | | | |
|---|---|---|---|---|---|---|
| | 12/31/06 | 2006 | 2005 | 2004 | 2003 | 2002 |
| Allowance balance (beginning of period) | $ 2,679 | $ 2,746 | $ 2,587 | $ 2,698 | $ 2,199 | $ 1,563 |
| Provision for (recovery of) loan losses | - | (109) | 168 | 487 | 1,359 | 509 |
| Charge-offs: | | | | | | |
| Real estate mortgage: one-to-four family | - | - | - | - | - | - |
| Commercial loans | - | - | - | - | - | (159) |
| Consumer loans | (53) | (275) | (392) | (1,021) | (1,239) | (530) |
| Total charge-offs | (53) | (275) | (392) | (1,021) | (1,239) | (689) |
| Recoveries | 84 | 317 | 383 | 423 | 379 | 429 |
| Net (charge-offs) recoveries | 31 | 42 | (9) | (598) | (860) | (260) |
| Allowance assumed in acquisition | - | - | - | - | - | 387 |
| Allowance balance (at end of period) | $ 2,710 | $ 2,679 | $ 2,746 | $ 2,587 | $ 2,698 | $ 2,199 |
| Total loans outstanding | $477,868 | $482,505 | $482,641 | $411,806 | $387,612 | $416,353 |
| Allowance for loan losses as a percent of of total loans outstanding | 0.57 | 0.56 % | 0.57 % | 0.63 % | 0.70 % | 0.53 % |
| Net loans charged-off as a percent of of average loans outstanding | 0.01 | 0.01 % | 0.01 % | 0.16 % | 0.22 % | 0.09 % |
| Allowance for loan losses to non-performing loans | 103.04 | 107.50 % | 372.09 % | 296.67 % | 899.33 % | 158.09 % |

*Source: BCSB Bancorp, preliminary prospectus.*

Table 16
**Allocation of Allowance for Loan Losses**
As of September 30, 2002 to 2006 and December 31, 2006
(Dollars in Thousands)

| | at December 31, | | at September 30, | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | 2006 | | 2006 | | 2005 | | 2004 | | 2003 | | 2002 | |
| | Amount | Percent of Loans to Total Loans | Amount | Percent of Loans to Total Loans | Amount | Percent of Loans to Total Loans | Amount | Percent of Loans to Total Loans | Amount | Percent of Loans to Total Loans | Amount | Percent of Loans to Total Loans |
| At end of period allocated to: | | | | | | | | | | | | |
| Real Estate Loans | | | | | | | | | | | | |
| Single-family residential | $ 672 | 44.35 | $ 697 | 44.50 % | $ 548 | 40.44 % | $ 578 | 43.47 % | $ 539 | 46.32 % | $ 760 | 53.09 % |
| Single-family rental property | 69 | 6.21 | 64 | 6.04 | 40 | 5.58 | 29 | 4.68 | 22 | 3.70 | 17 | 2.00 |
| Commercial | 675 | 23.83 | 591 | 21.87 | 707 | 15.55 | 455 | 15.69 | 396 | 13.85 | 314 | 13.77 |
| Construction | 87 | 7.16 | 94 | 8.09 | 14 | 11.14 | 16 | 5.64 | 107 | 4.23 | 70 | 2.82 |
| Commercial lines of credit | 38 | 3.08 | 42 | 2.91 | 22 | 3.41 | 10 | 3.89 | 16 | 1.65 | 46 | 1.01 |
| Commercial leases | 28 | 0.98 | 25 | 0.98 | 2 | 0.68 | - | 0.32 | - | 0.18 | - | 0.28 |
| Commercial loans secured | 1 | 0.08 | 1 | 0.08 | 72 | 0.39 | 52 | 0.20 | - | 0.21 | - | 0.38 |
| Commercial loans unsecured | 408 | 0.09 | 409 | 0.08 | 537 | 0.11 | 541 | 0.13 | 569 | 0.03 | - | - |
| Consumer | 732 | 14.22 | 753 | 15.45 | 804 | 22.70 | 906 | 25.98 | 1,049 | 29.83 | 992 | 26.65 |
| Total allowance | $ 2,710 | 100.00 | $ 2,676 | 100.00 | $ 2,746 | 100.00 | $ 2,587 | 100.00 | $ 2,698 | 100.00 | $ 2,199 | 100.00 |

*Source: BCSB Bancorp, preliminary prospectus.*

Management, in compliance with Office of Thrift Supervision guidelines, has instituted an internal loan review program, whereby loans are classified as special mention, substandard, doubtful or loss. It is the Bank's policy to review the loan portfolio, in accordance with regulatory classification procedures, on at least a quarterly basis. When a loan is classified as substandard or doubtful, management is required to evaluate the loan for impairment. When management classifies a portion of a loan as loss, a reserve equal to 100% of the loss amount is required to be established or the loan is to be charged-off.

The estimation of the allowance for loan losses is inherently subjective as it requires estimates and assumptions that are susceptible to significant revisions as more information becomes available or as future events change. Future additions to the allowance for loan losses may be necessary if economic and other conditions in the future differ substantially from the current operating environment. In addition, the Office of Thrift Supervision, as an integral part of its examination process, periodically reviews loan and foreclosed real estate portfolios and the related allowance for loan losses and valuation allowance for foreclosed real estate.

## Supervisory Agreement

On December 8, 2005, the Bank entered into a Supervisory Agreement with the OTS. The Supervisory Agreement related to the following areas as cited by the OTS:

(1) Weaknesses related to certain areas relating to the Bank Secrecy Act

(2) Weaknesses in the Bank's Flood Disaster Protection Act Policies

(3) Weaknesses in the indirect automobile lending function

(4) The necessity of a new comprehensive three-year business plan.

The Bank believes it has fully adopted and implemented the various plans, policies and procedures required by the Supervisory Agreement. Given the declining yield on the indirect automobile lending program and the required loss reserves, in 2005 the Bank made the decision to end the indirect automobile lending program. The portfolio balances for the indirect automobile lending program have decreased from $65.9 million at December 31, 2005 to $36.4 million at December 31, 2006, since this measure. The Bank has filed an amended business plan with the Office of Thrift Supervision to take into account the conversion, the suspension of dividends and certain losses from a check-kiting scheme that made the original business plan obsolete. Recently, the Bank reached a settlement with its insurance provider and collected a $3.35 million ($2.2 million after tax) recovery of a portion of its losses sustained in the check kiting scheme. The Supervisory Agreement will remain in effect until terminated, modified, or suspended in writing by the Office of Thrift Supervision.

## Market Area

The Company is headquartered in Baltimore, Maryland, and operates eighteen retail banking offices in the Baltimore metropolitan area. The Bank has most of its branches in Baltimore County, and also has branches in Baltimore City, Harford and Howard counties in Maryland. The Bank's principal lending and savings market area covers the Baltimore metropolitan area, and management has indicated that approximately 95% of the Bank's loans and deposits come from this area.

The primary business of the Bank of attracting deposits and making loans is primarily conducted within its market area. A downturn in the local economy could reduce the amount of funds available for deposit and the ability of borrowers to repay their loans.

The Company operates in a market area with a high concentration of banking and financial institutions, and faces substantial competition in attracting deposits and in originating loans. A number of competitors are significantly larger institutions with greater financial and managerial resources and lending limits. The Company's ability to compete successfully is a significant factor affecting growth potential and profitability.

Table 17 displays selected demographic data for the United States, the state of Maryland, the Baltimore-Towson MSA and Baltimore County, Maryland. Table 18 displays employment data by occupation and industry for Baltimore County for 2005, the most recent data available.

Household and per capita income levels for Baltimore County were in-line with the comparable demographic data for Maryland and higher than the figures for the United States. The median household income for Baltimore County was estimated at $61,182 in 2006, marginally less than the state median household income level of $64,637 and higher than the national household income levels of $51,546. Approximately 60% of the households in Baltimore County had incomes of $50,000 or greater, as compared to 63% statewide and 52% nationally.

Table 17
**Selected Demographic Data**
United States, Maryland, Baltimore-Towson MSA and Baltimore County

| Demographic Data | United States | Maryland | Baltimore-Towson MSA | Baltimore County |
|---|---|---|---|---|
| **Population** | | | | |
| Total Population – 2006 | 303,582,361 | 5,697,866 | 2,689,181 | 796,096 |
| 2000-2006 actual change | 7.87% | 7.58% | 5.33% | 5.54% |
| 2006-2011 projected change | 6.66% | 6.28% | 4.88% | 4.72% |
| **Households** | | | | |
| Total Households – 2006 | 114,049,635 | 2,125,507 | 1,021,634 | 315,225 |
| 2000-2006 actual change | 8.12% | 7.30% | 4.88% | 5.12% |
| 2006-2011 projected change | 6.85% | 6.53% | 5.16% | 4.99% |
| **Per Capita Income** | | | | |
| Per Capita Income – 2006 | $27,084 | $32,355 | $30,880 | $32,106 |
| 2000-2006 actual change | 25.46% | 26.32% | 26.57% | 22.70% |
| 2006-2011 projected change | 21.78% | 20.98% | 21.75% | 20.71% |
| **Median Household Income** | | | | |
| Median Household Income – 2006 | $51,546 | $64,637 | $61,291 | $61,182 |
| 2000-2006 actual change | 22.25% | 21.95% | 22.73% | 20.67% |
| 2006-2011 projected change | 17.77% | 17.48% | 17.27% | 15.97% |
| **Household Income Distribution** | | | | |
| $0 - $24,999 | 23% | 16% | 18% | 16% |
| $25,000 - $49,999 | 26% | 21% | 22% | 24% |
| $50,000+ | 52% | 63% | 60% | 60% |
| **Age Group Distribution** | | | | |
| 0 - 14 years | 20% | 20% | 20% | 18% |
| 15 - 34 years | 27% | 26% | 26% | 26% |
| 35 - 54 years | 29% | 31% | 31% | 30% |
| 55+ years | 23% | 23% | 23% | 26% |
| **Unemployment Rate** | | | | |
| December 2006 | 4.5% | 3.6% | 3.8% | 3.7% |
| December 2005 | 4.9% | 3.6% | 3.7% | 3.7% |

*Source: SNL Financial; ESRI; U.S. Department of Labor.*

Table 18
**Employment by Occupation and Industry for Baltimore County**
As of 2005

| | | |
|---|---|---|
| Civilian employed population (16 years and older) | 388,952 | |
| Class of worker | | |
| Private wage and salary | 302,976 | 77.90 % |
| Government | 65,371 | 16.81 |
| Self employed | 19,788 | 5.09 |
| Unpaid family workers | 817 | 0.21 |
| | 388,952 | 100.00 |
| Occupation type | | |
| Management and professional | 154,874 | 39.82 % |
| Service occupations | 54,945 | 14.13 |
| Sales and office occupations | 111,441 | 28.65 |
| Farming, fishing and forestry | 433 | 0.11 |
| Construction, extraction and maintenance | 32,132 | 8.26 |
| Production, transportation and material moving | 35,127 | 9.03 |
| Total | 388,952 | 100.00 |
| Industry type | | |
| Agriculture, forestry, fishing, hunting and mining | 1,014 | 0.26 % |
| Construction | 26,155 | 6.72 |
| Manufacturing | 28,963 | 7.45 |
| Wholesale trade | 13,671 | 3.51 |
| Retail trade | 46,078 | 11.85 |
| Transportation and warehousing and utilities | 18,897 | 4.86 |
| Information | 8,976 | 2.31 |
| Finance, insurance, real estate | 37,900 | 9.74 |
| Management services | 47,612 | 12.24 |
| Educational services, health care and social services | 85,201 | 21.91 |
| Arts, entertainment, recreation and food services | 26,280 | 6.76 |
| Other services, except public transportation | 16,917 | 4.35 |
| Public administration | 31,288 | 8.04 |
| | 388,952 | 100.00 |

*Source: U.S. Census Bureau; 2005 American Community Survey.*

Table 19 summarizes deposit market data for all commercial banks and thrift institutions with offices in the Baltimore-Towson MSA. Based on deposit data as of June 30, 2006 and adjusted for any subsequent merger transactions, the Company ranked thirteenth among the financial institutions operating in the Baltimore-Towson MSA. As of such date, the Company had total deposits of $623.7 million in the MSA, which reflected a 1.36% market share based on the region's total deposits of $45.9 billion. Four large regional commercial banks occupied the top four market share rankings of deposits in the MSA. Bank of American Corporation, PNC Financial Services Group, M&T Bank Corp., and Wachovia Corporation held market shares of 23.8%, 13.3%, 10.8% and 8.2%, respectively.

Table 19
**Deposit Market Share in Baltimore-Towson MSA**
Data as of June 30, 2006
(adjusted for completed mergers)

| Rank | Institution | Institution Type | No. of Branches | Total Deposits ($000) | Market Share (%) |
|---|---|---|---|---|---|
| 1 | Bank of America Corp. (NC) | Bank | 105 | 10,934,090 | 23.84 |
| 2 | PNC Financial Services Group (PA) | Bank | 83 | 6,104,812 | 13.31 |
| 3 | M&T Bank Corp. (NY) | Bank | 75 | 4,960,464 | 10.81 |
| 4 | Wachovia Corp. (NC) | Bank | 57 | 3,765,272 | 8.21 |
| 5 | Provident Bankshares Corp. (MD) | Bank | 68 | 2,683,589 | 5.85 |
| 6 | BB&T Corp. (NC) | Bank | 55 | 2,523,644 | 5.50 |
| 7 | SunTrust Banks Inc. (GA) | Bank | 52 | 1,658,822 | 3.62 |
| 8 | Susquehanna Bancshares Inc. (PA) | Bank | 20 | 942,847 | 2.06 |
| 9 | First Mariner Bancorp (MD) | Bank | 24 | 872,167 | 1.90 |
| 10 | Eastern SB FSB (MD) | Thrift | 5 | 760,475 | 1.66 |
| 11 | Fulton Financial Corp. (PA) | Bank | 18 | 728,434 | 1.59 |
| 12 | Severn Bancorp Inc. (MD) | Thrift | 3 | 636,607 | 1.39 |
| **13** | **BCSB Bankcorp Inc. (MHC) (MD)** | **Thrift** | **18** | **623,699** | **1.36** |
| 14 | K Capital Corp. (MD) | Bank | 8 | 558,350 | 1.22 |
| 15 | B.F. Saul Company (MD) | Thrift | 29 | 511,686 | 1.12 |
| 16 | Sandy Spring Bancorp Inc. (MD) | Bank | 13 | 471,365 | 1.03 |
| 17 | Bradford Bank MHC (MD) | Thrift | 12 | 460,170 | 1.00 |
| 18 | Rosedale FS&LA (MD) | Thrift | 8 | 437,398 | 0.95 |
| 19 | Northwest Bancorp Inc. (MHC) (PA) | Bank | 4 | 404,233 | 0.88 |
| 20 | Arundel FSB (MD) | Thrift | 6 | 343,035 | 0.75 |
| 21 | Glen Burnie Bancorp (MD) | Bank | 8 | 292,428 | 0.64 |
| 22 | Carrollton Bancorp (MD) | Bank | 12 | 276,790 | 0.60 |
| 23 | Queenstown Bancorp of MD Inc. (MD) | Bank | 6 | 274,668 | 0.60 |
| 24 | Annapolis Bancorp Inc. (MD) | Bank | 7 | 257,228 | 0.56 |
| 25 | Canasi LLC (MD) | Thrift | 2 | 219,010 | 0.48 |
| | Remaining Institutions | | 140 | 4,170,138 | 9.09 |
| | **Baltimore-Towson MSA Totals** | | **838** | **45,871,421** | **100.00** |

*Source: SNL Financial.*

## Summary Outlook

The Company is currently faced with several operational challenges that, if not addressed, may hinder its ability to generate competitive returns. These challenges consist of the following:

- **Supervisory Agreement** - Presently, the Company is operating under a Supervisory Agreement with the Office of Thrift Supervision. While the Company believes it has complied with the provisions of the Supervisory Agreement, it continues to devote significant management resources to ensure that it complies with all the substantive and procedural requirements of the Agreement and cannot predict whether the Office of Thrift Supervision will terminate the Supervisory Agreement.

- **Limited cash at the holding company** - At of December 31, 2006, the Company had $23.2 million in outstanding trust preferred securities obligations. $12.9 million of these securities carried an adjustable interest rate equal to the LIBOR plus a margin of 365 basis points, and the remaining balance of these securities carried an adjustable interest rate equal to the LIBOR rate plus a margin of 300 basis points at December 31, 2006. Pursuant to these instruments, BCSB Bankcorp makes quarterly interest payments, which payments totaled $516,000 during the three months ended December 31, 2006. The Company anticipates that it will use $12.5 million of the net proceeds from the conversion retained by BCSB Bancorp to redeem an issuance of trust preferred securities.

  At December 31, 2006, BCSB Bankcorp had cash and other liquid assets totaling $6.0 million at the holding company level. However, in light of losses incurred at Baltimore County Savings Bank level during the year ended September 30, 2006, under BCSB Bankcorp's tax allocation agreement with Baltimore County Savings Bank, BCSB Bankcorp will be required to return to Baltimore County Savings Bank approximately $1.1 million in excess contributions Baltimore County Savings Bank made to BCSB Bankcorp to pay its share of BCSB Bankcorp's consolidated federal income tax obligations. Assuming that (i) this amount is returned to Baltimore County Savings Bank, (ii) interest rates remain stable and (iii) there are no other changes in BCSB Bankcorp's ongoing holding company level expenses, management estimates that, absent cash dividends from Baltimore County Savings Bank or the completion of the conversion, BCSB Bankcorp would deplete its liquid assets in 2009. BCSB Bankcorp would deplete its liquid assets even sooner should LIBOR increase, thereby increasing the interest rate on BCSB Bankcorp's trust preferred securities obligations. In order to conserve liquid assets at the holding company level, at its November 29, 2006 meeting, the Board of Directors voted to suspend BCSB Bankcorp's cash dividend payments to its stockholders and agreed with the Office of Thrift Supervision not to make further dividend payments without prior Office of Thrift Supervision approval. Nevertheless, if Baltimore County Savings Bank is unable to generate earnings to support future dividend payments to BCSB Bankcorp, or if Baltimore County Savings Bank is otherwise limited in its ability to pay dividends to BCSB Bankcorp, in amounts sufficient to meet BCSB Bankcorp's debt service obligations, and BCSB Bankcorp is unable to raise additional capital, BCSB Bankcorp could at some point in the future default on its trust preferred securities obligations. In such event, the holders of the trust preferred securities could require immediate redemption of such securities, which could cause BCSB Bankcorp to suffer a significant decline in capital.

- **Low Interest Rate Spread** - - For the three months ended December 31, 2006 and the year ended September 30, 2006, the interest rate spread, which is the difference between the average yield earned on interest-earning assets and the average rate paid on interest-bearing liabilities, was 1.71% and 1.96%, respectively. The low interest rate spread reflects the composition of the balance sheet and the fact that in recent years, short-term market interest rates, which are used as a guide to price deposits, have increased, while longer-term market interest rates, which are used as a guide to price longer-term loans, have not increased as rapidly. At December 31, 2006, the Company had total mortgage-backed securities of $110.1 million, of which $82.9 million were available for sale and carried an average yield of 5.23%. In addition, at December 31, 2006, the Company had $104.1 million in Federal Home Loan Bank advances with an average cost of 4.77%. The Company recorded a gross unrealized loss of $3.3 million on mortgage-backed securities available for sale at December 31, 2006.

With the addition of a new President and Chief Executive Officer, the Company has identified three long-term goals. These goals are intended to allow the Company to overcome the challenges outlined above, and are as follows:

- **Work to Achieve Office of Thrift Supervision Termination of the Supervisory Agreement** – The Bank will seek to demonstrate to the Office of Thrift Supervision that it has fully complied with the requirements of the Supervisory Agreement and that the Office of Thrift Supervision may terminate the Supervisory Agreement, although the Company cannot predict whether or when this may occur. If this is successful, the Bank can return to a more typical level of regulatory oversight and redirect management resources from Supervisory Agreement compliance to operational matters.

- **Raise Capital** – The Company believes that the additional capital raised in the conversion will provide a sound financial foundation that will help achieve the first strategic goal of seeking Office of Thrift Supervision termination of the Supervisory Agreement and the third strategic goal, described below, of improving income. In addition, the additional capital will eliminate the existing risk of the potential inability to meet obligations under the existing outstanding trust preferred securities.

- **Improve Income** – The Company posted net losses of $233,000 and $7.4 million during the three months ended December 31, 2006 and the year ended September 30, 2006, respectively. The Company had net income of $601,000 and $885,000 during the years ended September 30, 2005 and 2004, respectively. Significantly contributing to the operating loss during the year ended September 30, 2006 was a $6.9 million loss, after taxes, that was incurred in a check-kiting scheme. Recently, the Bank reached a settlement with its insurance provider and collected a $3.35 million ($2.2 million after tax) recovery of a portion of its losses sustained in the check kiting scheme. The Company has developed a long-term strategic plan to increase income that consists of the following initiatives:

  - ***Transformation of the Balance Sheet*** – The Company announced on March 21, 2007 that it was going to restructure its balance sheet in order to reduce its interest rate risk, improve its interest rate spread and enhance its capital ratios. The Company indicated that it was going to accomplish this by selling approximately $180 million of mortgage-backed securities and investment securities with an average yield of 3.51% and using the majority of the proceeds to prepay $104 million of Federal Home Loan Bank advances with an average cost of 4.97%. The remainder of the proceeds from the sale of the mortgage-backed and investment securities are initially going to be invested in overnight deposits with the Federal Home Loan Bank of Atlanta and used, over time, to fund outflows of certificate of deposit accounts expected to occur as the Company reduces its certificates of deposit as a funding source.

    In addition, the Company announced it was going to sell approximately $73.9 million of mutual fund investments and fixed-rate single-family mortgage loans with a weighted average yield of approximately 5.11%. Approximately 75% of the proceeds from this sale are intended to be used to purchase investment securities with an approximate yield of 5.55% and the remaining proceeds are going to be used to fund the origination of commercial mortgage loans as opportunities to do so become available.

In connection with the balance sheet restructuring, the Company estimates that it will incur an after tax charge of approximately $4.8 million during the quarter ended March 31, 2007. These losses from the sales of assets will be partially offset by the $2.2 million after-tax recovery relating to the insurance settlement of the check kiting scheme.

In addition to the balance sheet restructuring, the Company, over the long term, will seek to increase gradually investments in high quality, commercial real estate loans and commercial business loans, while reducing current concentrations in single-family mortgage loans and mortgage-backed securities. Commercial real estate loans and commercial business loans generally have higher yields than single-family mortgage loans and mortgage-backed securities and tend to have shorter terms to maturity or adjustable interest rates. In the short term, the Company intends to fund commercial real estate and commercial business loan originations from the regular cash flow from the investment and mortgage-backed securities portfolio.

Generally, commercial real estate and commercial business loans provide the opportunity to earn more income because they tend to have higher interest rates than residential mortgage loans. In addition, these loans are beneficial for interest rate risk management because they typically have shorter terms and adjustable interest rates. However, while providing higher yields, commercial real estate and business loans are typically perceived to carry higher asset quality risks when compared to securities or single-family residential mortgages. There are many commercial properties and businesses located in the market area, and with the additional capital raised in the offering it intends to pursue the larger lending relationships associated with these opportunities. To assist in its efforts to increase commercial real estate and commercial business lending, the Company will seek to add expertise in the commercial loan department through the hiring of experienced personnel.

With respect to liabilities, the strategy of the Company is to emphasize transaction and money market accounts, while decreasing the reliance on certificates of deposit. Transaction and money market accounts are valuable because they represent longer-term customer relationships and a lower cost of funding compared to longer-term certificates of deposit that have traditionally relied on for funding. Transaction and money market deposits will be sought through competitive products and pricing and targeted advertising. In addition, the Company intends to expand its current line of business-related accounts for commercial customers. The Company also intends to increase core deposits by better utilizing the existing branch network.

- ***Increase Noninterest Income*** – The Company is seeking to identify opportunities within the organization to generate increased noninterest income. The Company will attempt to capitalize on the existing branch network by developing additional products and/or services to offer existing customers, although, with the exception of overdraft privileges on checking accounts, no specific new products or services have been made available to customers at this time.

- ***Top to Bottom Review of Branch Network*** - Management believes that the extensive branch network in Baltimore, Harford and Howard Counties and Baltimore City is a strength of the Company. However, the Company is in the process of undertaking a complete review of all of existing branches to ensure that they maximize the potential profitability that can be generated from this network. The Company is considering whether any of the facilities need structural improvements and determining whether it has the appropriate personnel in each branch to best take advantage of the opportunities. Management is also analyzing whether any branches should be sold, closed or relocated.

- ***Continued Expense Control*** – In recent years, management has achieved success in reducing noninterest expenses such as decreases in personnel cost. The Board of Directors will continue to make it a management priority to identify cost savings opportunities throughout all phases of operations.

# II. COMPARISONS WITH PUBLICLY HELD THRIFTS

## General Overview

The comparative market approach provides a sound basis for determining estimates of going-concern valuations where a regular and active market exists for the stocks of peer institutions. The comparative market approach was utilized in determining the estimated pro forma market value of the Company because: (i) reliable market and financial data are readily available for comparable institutions; (ii) the comparative market method is required by the applicable regulatory guidelines; and (iii) other alternative valuation methods (such as income capitalization, liquidation analysis, or discounted cash flow) are unlikely to produce a valuation relevant to the future trading patterns of the related equity interest. The generally employed valuation method in initial public offerings, where possible, is the comparative market approach, which also can be relied upon to determine pro forma market value in a thrift stock conversion.

The comparative market approach derives valuation benchmarks from the trading patterns of selected peer institutions which, due to certain factors such as financial performance and operating strategies, enable the appraiser to estimate the potential value of the subject institution in a stock conversion offering. The pricing and trading history of recent initial public offerings and second-stage offerings of thrifts are also examined to provide evidence of the "new issue discount" or "marketability" that must be considered. In Chapter II, our valuation analysis focuses on the selection and comparison of the Company with a comparable group of publicly traded thrift institutions (the "Comparative Group"). Chapter III will detail any additional discounts or premiums that we believe are appropriate to the Company's pro forma market value.

## Selection Criteria

Selected market price and financial performance data for all public thrifts are shown in Exhibit III. The list excludes companies that are subject to being acquired under a pending transaction and companies that have a majority ownership interest controlled by a mutual holding company. Several criteria, discussed below, were used to select the individual members of the Comparative Group from the overall universe of publicly held thrifts.

- Operating characteristics – An institution's operating characteristics are the most important factors because they affect investors' expected rates of return on a company's stock under various business/economic scenarios, and they influence the market's general perception of the quality and attractiveness of a given company. Operating characteristics, which may vary in importance during the business cycle, include financial variables such as profitability, balance sheet growth, capitalization, asset quality, and other factors such as lines of business and management strategies.

- Degree of marketability and liquidity – Marketability of a stock reflects the relative ease and promptness with which a security may be sold when desired, at a representative current price, without material concession in price merely because of the necessity of sale. Marketability also connotes the existence of buying interest as well as selling interest and is usually indicated by trading volumes and the spread between the bid and asked price for a security. Liquidity of the stock issue refers to the organized market exchange process whereby the security can be converted into cash. We attempted to limit our selection to companies that have access to a regular trading market or price quotations. We eliminated from the comparative group companies with market prices that were materially influenced by publicly announced or widely rumored acquisitions. However, the expectation of continued industry consolidation is currently embedded in thrift equity valuations.

- Geographic Location – The region of the country where a company operates is also of importance in selecting the comparative group. The operating environment for thrift institutions varies from region to region with respect to business and economic environments, real estate market conditions, speculative takeover activity, and investment climates. Economic and investor climates can also vary greatly within a region, particularly due to takeover activity.

The operations of the Company fit the general profile of an evolving thrift institution, concentrated on retail banking in its local market and simultaneously expanding its market presence in the commercial arena. While residential mortgages remain the core product in the Company's loan portfolio, commercial real estate, commercial business and home equity lending has increased over the past five years.

In determining the Comparative Group composition, we focused on the Company's corporate structure, asset size, profitability, and equity level. As with any composition of a group of comparable companies, the selection criteria were broadened sufficiently to assemble a meaningful number of members for inclusion. Specifically, we applied the following selection criteria:

- Publicly traded thrift – stock-form thrift whose shares are traded on a major stock exchange or listed on NASDAQ.
- Geographic – eastern United States
- Non-acquisition target – company is not subject to a pending acquisition.
- Ownership profile – fully-converted thrifts (excludes mutual holding companies).
- Current financial data – publicly reported financial data available for the most recent last twelve months ("LTM") ending December 31, 2006.
- Asset size – total assets of between $500 million and $1.0 billion.
- Capitalization – equity to assets ratio less than or equal to 12.00%.
- Profitability measure – net income measuring less than 0.60% relative to average assets for the LTM period ending December 31, 2006.

As a result of applying the above criteria, the screening process produced a reliable representation of publicly traded thrifts with operations comparable to those of the Company. A general operating summary of the ten members selected for the Comparative Group is presented in Table 20.

The companies in the Comparative Group were drawn from across the eastern United States with five located in the Mid-Atlantic region (three in Pennsylvania, one from New York and one from New Jersey), two from the Northeast (both from Massachusetts), two from the Mid-West region (Indiana and Ohio) and one located in the Southeast (Florida). The asset sizes of the selected companies range from $520.3 million at First Keystone Financial, Inc. to $986.3 million at Synergy Financial Group, Inc. The median asset size of the Comparative Group was $757.3 million, similar to the Company's asset size of $767.9 million.

In comparison to recent performance trends of the aggregate public thrift industry, the Comparative Group companies generally exhibited below-average profitability and capital ratios, while maintaining comparable levels of problem assets. While some differences inevitably may exist between the Company and the individual companies, we believe that the chosen Comparative Group on the whole provides a meaningful basis of financial comparison for valuation purposes.

Table 20

## Comparative Group Operating Summary

As of December 31, 2006

| Company | City | State | No. of Offices | Initial Conversion Date | Total Assets ($000s) | Equity/ Assets (%) |
|---|---|---|---|---|---|---|
| BCSB Bankcorp, Inc. | Baltimore | MD | 18 | 07/08/98 | 767,851 | 4.38 |
| Benjamin Franklin Bancorp, Inc. | Franklin | MA | 10 | 04/05/05 | 913,678 | 11.97 |
| Carver Bancorp, Inc. | New York | NY | 10 | 10/25/94 | 764,897 | 6.57 |
| Central Bancorp, Inc. | Somerville | MA | 11 | 10/24/86 | 565,482 | 7.21 |
| Federal Trust Corporation | Sanford | FL | 9 | 12/12/97 | 722,964 | 7.56 |
| Fidelity Bancorp, Inc. | Pittsburgh | PA | 13 | 06/24/88 | 738,709 | 6.09 |
| First Keystone Financial, Inc. | Media | PA | 8 | 01/26/95 | 520,290 | 6.60 |
| Harleysville Savings Financial Corp. | Harleysville | PA | 6 | 08/04/87 | 749,786 | 6.51 |
| MutualFirst Financial, Inc. | Muncie | IN | 21 | 12/30/99 | 960,700 | 9.08 |
| PVF Capital Corp. | Solon | OH | 17 | 12/30/92 | 915,621 | 7.72 |
| Synergy Financial Group, Inc. | Cranford | NJ | 18 | 01/21/04 | 986,326 | 9.99 |

*Source: BCSB Bancorp; SNL Financial.*

## Recent Financial Comparisons

Table 21 summarizes certain key financial comparisons between the Company and the Comparative Group. Tables 22 through 26 contain the detailed financial comparisons of the Company with the individual Comparative Group companies based on measures of profitability, income and expense components, yield-cost structure, capital levels, credit risk, balance sheet composition, and growth rates. Financial data for the Company, the Comparative Group, and All Public Thrift aggregate were utilized as of or for the most recent available LTM period ending December 31, 2006.

The Company's LTM return on average assets was negative 0.94%, reflecting a profitability measure well below the Comparative Group median of 0.48% and the All Public Thrift median of 0.59%. The Company's comparatively weaker earnings level was attributable primarily to the previously discussed check kiting losses as well as its comparatively lower net interest margin. All members of the Comparative Group exhibited an LTM ROAA greater than the Company's profitability ratio. While the Company had a lower operating expense ratio, it was not enough to offset the below-average net interest margin and lower non-interest income ratio. The Company's LTM return on average equity at negative 21.22% (negative 1.72% if the check kiting losses were excluded) also compared unfavorably to the Comparative Group median of 5.12% and the All Public Thrift median of 5.35%.

The Company's net interest income level of 1.72% relative to average assets was positioned below the Comparative Group median of 2.52% and the All Public Thrift median of 2.87%. The Company's lower level of net interest income production was attributable primarily by its higher concentration than the Comparative Group in cash and investment securities and was compounded by have lower capital ratios than the Comparative Group. The Company's net interest spread of 1.71% was lower than the Comparative Group and All Public Thrift medians of 2.77% and 2.60%, respectively.

The Company's earning asset yield measured 5.58% and trailed the Comparative Group median of 5.93%. The Company's lower asset yield resulted from having a larger concentration of cash and securities as a percentage of total assets and a lower level of net loans as a percentage of total assets as compared to the Comparative Group. The Company's ratio of net loans to total assets measured 60.1% compared to the Comparative Group median of 78.7%. The Company's ratio of residential mortgages to total loans measured 50.6% as compared to medians of 41.1% for the Comparative Group and 57.4% for the All Public Thrift Group. The Company's cost of interest-bearing liabilities at 3.87% was higher than the Comparative Group median cost of funds of 3.12% and All Public Thrift median of 3.58%. The Company's higher liability costs are reflective of its funding. While the Company had a lower amount of borrowings as a source of funds, its deposit portfolio was more gauged to higher cost products like certificates of deposit. The Company's level of borrowed funds was below the Comparative Group's median debt utilization. Borrowings measured 16.6% of the Company's assets and 23.5% for the Comparative Group median and 16.7% for the All Public Thrift median.

The Company's non-interest operating income totaled 0.19% of average assets, trailing the Comparative Group and All Public Thrift medians of 0.38% and 0.50%, respectively. Fees and service charges and Bank Owned Life Insurance (BOLI) revenue were the largest contributors to the Company's non-interest revenue.

Table 21
**Key Financial Comparisons**
**BCSB Bancorp and the Comparative Group**
As of or for the Last Twelve Months Ended December 31, 2006

| | BCSB Bancorp | Comp. Group Median | All Public Thrift Median |
|---|---|---|---|
| **Profitability** | | | |
| LTM Return on Average Assets | (0.94) % | 0.48 % | 0.59 % |
| LTM Return on Average Equity | (21.22) | 5.12 | 5.35 |
| Core Return on Average Assets | (0.08) | 0.48 | 0.59 |
| Core Return on Average Equity | (1.72) | 6.01 | 5.37 |
| **Income and Expense** (% of avg. assets) | | | |
| Total Interest Income | 5.09 | 5.69 | 5.73 |
| Total Interest Expense | 3.38 | 3.27 | 2.88 |
| Net Interest Income | 1.72 | 2.52 | 2.87 |
| Provision for Loan Losses | 0.00 | 0.08 | 0.07 |
| Other Operating Income | 0.19 | 0.38 | 0.50 |
| Net Gains and Nonrecurring Income | (0.03) | 0.01 | 0.08 |
| General and Administrative Expense | 1.98 | 2.40 | 2.51 |
| Intangibles Amortization Expense | 0.01 | 0.00 | 0.00 |
| Nonrecurring Expense | 1.34 | 0.00 | 0.00 |
| Pre-tax Core Earnings | (0.11) | 0.62 | 0.79 |
| Efficiency Ratio | 105.86 | 74.70 | 72.12 |
| **Yield-Cost Data** | | | |
| Yield on Interest-earning Assets | 5.58 | 5.93 | 6.05 |
| Cost of Interest-bearing Liabilities | 3.87 | 3.12 | 3.58 |
| Net Interest Spread | 1.71 | 2.77 | 2.60 |
| **Asset Utilization** (% of avg. total assets) | | | |
| Avg. Interest-earning Assets | 95.25 | 92.42 | 94.47 |
| Avg. Interest-bearing Liabilities | 95.84 | 73.45 | 83.62 |
| Avg. Net Interest-earning Assets | (0.60) | 10.68 | 10.85 |

Table 21 (continued)

## Key Financial Comparisons

## BCSB Bancorp and the Comparative Group

As of or for the Last Twelve Months Ended December 31, 2006

| | BCSB Bancorp | Comp. Group Median | All Public Thrift Median |
|---|---|---|---|
| **Balance Sheet Composition** (% of total assets) | | | |
| Cash and Securities | 34.83 % | 20.31 % | 22.86 % |
| Loans Receivable, net | 60.10 | 78.68 | 73.30 |
| Real Estate | 0.01 | 0.00 | 0.01 |
| Intangible Assets | 0.33 | 0.07 | 0.00 |
| Other Assets | 4.87 | 4.05 | 4.10 |
| Total Deposits | 78.31 | 68.52 | 70.17 |
| Borrowed Funds | 16.58 | 23.45 | 16.67 |
| Other Liabilities | 0.72 | 1.17 | 0.96 |
| Total Equity | 4.38 | 7.39 | 10.09 |
| **Loan Portfolio** (% of total loans) | | | |
| Residential Mortgage Loans | 50.57 | 41.09 | 57.37 |
| Other Real Estate Mortgage Loans | 31.00 | 26.42 | 30.68 |
| Non-mortgage Loans | 18.43 | 30.02 | 8.56 |
| **Growth Rates** | | | |
| Total Assets | (5.51) | 2.86 | 4.57 |
| Total Loans | 0.83 | 5.06 | 7.56 |
| Total Deposits | (0.90) | 5.01 | 4.90 |
| **Regulatory Capital Ratios** | | | |
| Tier 1 Leverage Ratio | 6.00 | 7.78 | 9.06 |
| Tier 1 Risk-based Capital | 10.79 | 11.40 | 13.75 |
| Total Risk-based Capital | 11.31 | 12.08 | 14.72 |
| **Credit Risk Ratios** | | | |
| Non-performing Loans / Total Loans | 0.57 | 0.53 | 0.34 |
| Non-performing Assets / Total Assets | 0.36 | 0.34 | 0.35 |
| Reserves / Total Loans | 0.59 | 0.84 | 0.78 |
| Reserves / Non-performing Assets | 96.92 | 102.73 | 110.61 |

*Source: BCSB Bancorp; SNL Financial; Feldman Financial.*

The Company's provision for loan losses measured 0.00% of average assets (as it took no provisions for the LTM period), as compared to the Comparative Group median of 0.08% and the All Public Thrift median of 0.07% due to the Company's solid asset quality and low level of problem assets. The Company's non-performing asset ratio measured 0.36% of total assets versus the Comparative Group median of 0.34% and All Public Thrift median of 0.35%. The Company's non-performing loan ratio as a percent of net loans was 0.57% and was comparable to the corresponding Comparative Group median of 0.53% and All Public Thrift median of 0.34%. Notably, of the Company's $2.6 million of nonperforming loans, $2.3 million relates to one commercial credit that is in bankruptcy where management believes that there is significant collateral and the Bank will experience no loss. The Company maintained a lower level of loan loss reserves at 0.59% of total loans versus the Comparative Group median of 0.84% and the All Public Thrift median of 0.78%.

The Company's operating expense ratio was lower than the Comparative Group median. The Company's general and administrative expense ratio of 1.98% was below the Comparative Group median of 2.40% and the All Public Thrift median of 2.51%. Following the Conversion, operating expenses are likely to increase as the Company will recognize additional employee compensation and benefits expenses resulting from the shares granted to employees and executives under the benefit plans.

The Company's balance sheet composition had a higher concentration of cash and securities and a lower level of loans compared to the Comparative Group on the whole. Total net loans amounted to 60.1% of assets at the Company as of December 31, 2006, versus 78.7% for the Comparative Group median. Cash and securities aggregated 34.8% of assets at the Company, compared to 20.3% for the Comparative Group median. The Company had intangible assets totaling 0.33% of total assets compared to the Comparative Group median of 0.07%. Other assets, excluding intangibles and foreclosed real estate, composed 4.9% of the Company's assets versus the Comparative Group median of 4.1%. The Company's other assets primarily comprised premises and equipment and bank owned life insurance.

The Company's borrowings level at 16.6% of assets reflected its continued usage of FHLB advances as a supplemental funding source. The Comparative Group is characterized by companies with borrowing activity higher than the Company and the overall thrift industry as demonstrated by the median debt level of 23.5% of total assets versus the All Public Thrift median of 16.7%. The Company's equity level before the Stock Offering was 4.4% relative to assets, which was below the Comparative Group median of 7.4%. The Company's risk-based capital ratios were also positioned lower than the Comparative Group median.

The Company's recent asset shrinkage reflects its objectives to reduce the wholesale assets (investments and mortgage-backed securities) by replacing the funds with retail lending activity. As a result, the Company's loan portfolio increased marginally by 0.8% during the LTM period. The Comparative Group experienced a median loan portfolio growth rate of 5.1% as compared to the All Public Thrift median of 7.6%. Overall, the Company's assets shrank 5.5% compared to 2.9% growth and 4.6% growth for the Comparative Group and All Public Thrifts, respectively. Deposits also shrank for the LTM period by 0.9%, compared to the Comparative Group median growth of 5.0%.

In summary, the Company's recent earnings performance significantly lagged the results attained by the Comparative Group and All Public Thrift aggregate when based on returns on assets and returns on equity. The Company's lack of profitability was a result of a weak net interest margin, check kiting fraud, low levels of non-interest income and low capitalization. Management believes that the competition in the banking and financial services industry in its primary market area is intense and that many of its competitors have substantially greater resources and lending limits than the Company do and offer services that it does not or cannot provide. Price competition for loans might result in the Company originating fewer loans, or earning a lower rate of return the loan portfolio, while price competition for deposits might result in a decrease in total deposits or higher rates paid on customer's deposits, impacting the profitability of the Company in the future.

Table 22

## General Financial Performance Ratios

As of or for the Latest Twelve Months Ended December 31, 2006

| | Total Assets ($000s) | Total Deposits ($000s) | Total Equity/ Assets (%) | Tang. Equity/ Assets (%) | Net Interest Margin (%) | Effcy. Ratio (%) | LTM ROA (%) | LTM ROE (%) | Core ROA (%) | Core ROE (%) |
|---|---|---|---|---|---|---|---|---|---|---|
| **BCSB Bankcorp, Inc.** | **767,851** | **601,328** | **4.38** | **4.07** | **1.84** | **105.86** | **(0.94)** | **(21.22)** | **(0.08)** | **(1.72)** |
| **Comparative Group Average** | **783,845** | **534,584** | **7.93** | **7.22** | **2.62** | **76.60** | **0.43** | **5.67** | **0.43** | **5.59** |
| **Comparative Group Median** | **757,342** | **551,026** | **7.39** | **6.84** | **2.65** | **74.70** | **0.48** | **5.12** | **0.48** | **6.01** |
| **All Public Thrift Average** | **3,417,687** | **2,057,046** | **11.65** | **11.00** | **3.12** | **73.86** | **0.57** | **5.41** | **0.55** | **5.36** |
| **All Public Thrift Median** | **410,040** | **293,548** | **10.33** | **9.20** | **3.10** | **72.12** | **0.59** | **5.35** | **0.59** | **5.37** |
| *Comparative Group* | | | | | | | | | | |
| Benjamin Franklin Bancorp, Inc. | 913,678 | 633,179 | 11.97 | 8.28 | 3.01 | 77.58 | 0.53 | 4.35 | 0.57 | 4.66 |
| Carver Bancorp, Inc. | 764,897 | 629,257 | 6.57 | 5.82 | 3.35 | 81.27 | 0.35 | 4.85 | 0.53 | 7.39 |
| Central Bancorp, Inc. | 565,482 | 387,174 | 7.21 | 6.84 | 2.79 | 88.82 | 0.27 | 3.78 | 0.22 | 3.01 |
| Federal Trust Corporation | 722,964 | 472,794 | 7.56 | 7.56 | 2.33 | 69.65 | 0.46 | 6.70 | 0.45 | 6.62 |
| Fidelity Bancorp, Inc. | 738,709 | 413,029 | 6.09 | 5.74 | 2.10 | 70.66 | 0.56 | 9.44 | 0.47 | 7.97 |
| First Keystone Financial, Inc. | 520,290 | 356,771 | 6.60 | 6.60 | 2.30 | 91.64 | 0.13 | 2.42 | 0.06 | 1.10 |
| Harleysville Savings Financial Corp. | 749,786 | 430,128 | 6.51 | 6.51 | 1.69 | 64.05 | 0.50 | 8.05 | 0.50 | 8.01 |
| MutualFirst Financial, Inc. | 960,700 | 703,359 | 9.08 | NA | 2.96 | 76.11 | 0.49 | 5.39 | 0.49 | 5.39 |
| PVF Capital Corp. | 915,621 | 674,334 | 7.72 | 7.72 | 3.14 | 72.90 | 0.57 | 7.47 | 0.57 | 7.47 |
| Synergy Financial Group, Inc. | 986,326 | 645,816 | 9.99 | 9.92 | 2.51 | 73.28 | 0.42 | 4.29 | 0.42 | 4.29 |

Source: BCSB Bankcorp; SNL Financial; Feldman Financial.

Table 23

## Income and Expense Analysis

For the Latest Twelve Months Ended December 31, 2006

| | As a Percent of Average Assets | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Interest Income | Interest Expense | Net Interest Income | Other Oper. Income | Gains & Non-rec. Income | Loan Loss Prov. | Gen. & Admin. Expense | Amort. of Intang. | Non-rec. Expense | Pretax Core Earnings |
| **BCSB Bankcorp, Inc.** | **5.09** | **3.38** | **1.72** | **0.19** | **(0.03)** | **0.00** | **1.98** | **0.01** | **1.34** | **(0.11)** |
| **Comparative Group Average** | **5.64** | **3.22** | **2.43** | **0.42** | **(0.01)** | **0.09** | **2.21** | **0.02** | **0.02** | **0.54** |
| **Comparative Group Median** | **5.69** | **3.27** | **2.52** | **0.38** | **0.01** | **0.08** | **2.40** | **0.00** | **0.00** | **0.62** |
| **All Public Thrift Average** | **5.77** | **2.87** | **2.92** | **0.58** | **0.15** | **0.10** | **2.65** | **0.02** | **0.01** | **0.72** |
| **All Public Thrift Median** | **5.73** | **2.88** | **2.87** | **0.50** | **0.08** | **0.07** | **2.51** | **0.00** | **0.00** | **0.79** |
| *Comparative Group* | | | | | | | | | | |
| Benjamin Franklin Bancorp, Inc. | 4.96 | 2.34 | 2.62 | 0.74 | (0.29) | 0.02 | 2.38 | 0.12 | 0.00 | 0.55 |
| Carver Bancorp, Inc. | 5.76 | 2.62 | 3.14 | 0.75 | (0.14) | 0.02 | 3.07 | NA | 0.19 | 0.66 |
| Central Bancorp, Inc. | 5.81 | 3.08 | 2.73 | 0.15 | 0.10 | 0.01 | 2.65 | 0.00 | 0.00 | 0.32 |
| Federal Trust Corporation | 5.91 | 3.79 | 2.12 | 0.28 | 0.01 | 0.09 | 1.68 | 0.00 | 0.00 | 0.65 |
| Fidelity Bancorp, Inc. | 5.38 | 3.49 | 1.90 | 0.38 | 0.07 | 0.09 | 1.69 | 0.01 | 0.00 | 0.56 |
| First Keystone Financial, Inc. | 5.39 | 3.33 | 2.12 | 0.38 | 0.14 | 0.24 | 2.43 | 0.00 | 0.00 | (0.02) |
| Harleysville Savings Financial Corp. | 5.12 | 3.50 | 1.62 | 0.17 | 0.00 | 0.00 | 1.15 | 0.00 | 0.00 | 0.64 |
| MutualFirst Financial, Inc. | 5.78 | 3.08 | 2.70 | 0.68 | 0.00 | 0.21 | 2.58 | NA | 0.00 | 0.60 |
| PVF Capital Corp. | 6.70 | 3.75 | 2.95 | 0.33 | 0.02 | 0.07 | 2.41 | 0.00 | 0.00 | 0.82 |
| Synergy Financial Group, Inc. | 5.61 | 3.20 | 2.41 | 0.39 | 0.00 | 0.10 | 2.05 | 0.01 | 0.00 | 0.64 |

*Source:* BCSB Bankcorp; *SNL Financial; Feldman Financial.*

Table 24

**Yield-Cost Structure and Growth Rates**

For the Latest Twelve Months Ended December 31, 2006

| | Avg. Int. Earn. Assets/ Assets | Avg. Int.-Bear. Liabs./ Assets | Avg. Net Earning Assets/ Assets | Avg. Equity/ Assets | Yield on Int.-Earn. Assets | Cost of Int-Bear. Liabs. | Net Interest Spread | Asset Growth Rate | Loan Growth Rate | Deposit Growth Rate |
|---|---|---|---|---|---|---|---|---|---|---|
| **BCSB Bankcorp, Inc.** | **95.25** | **95.84** | **(0.60)** | **4.61** | **5.58** | **3.87** | **1.71** | **(5.51)** | **0.83** | **(0.90)** |
| **Comparative Group Average** | **91.64** | **73.45** | **10.68** | **7.63** | **5.96** | **3.12** | **2.77** | **3.65** | **7.99** | **7.20** |
| **Comparative Group Median** | **92.42** | **73.45** | **10.68** | **7.02** | **5.93** | **3.12** | **2.77** | **2.86** | **5.06** | **5.01** |
| **All Public Thrift Average** | **93.94** | **82.62** | **11.32** | **11.29** | **6.23** | **3.56** | **2.78** | **6.70** | **10.01** | **7.57** |
| **All Public Thrift Median** | **94.47** | **83.62** | **10.85** | **9.99** | **6.05** | **3.58** | **2.60** | **4.57** | **7.56** | **4.90** |
| *Comparative Group* | | | | | | | | | | |
| Benjamin Franklin Bancorp, Inc. | 85.19 | 70.96 | 14.23 | 11.92 | 5.65 | 3.20 | 2.45 | 5.38 | 5.72 | 3.52 |
| Carver Bancorp, Inc. | 83.08 | 75.94 | 7.13 | 6.30 | 6.13 | 3.04 | 3.09 | 18.41 | 30.01 | 29.96 |
| Central Bancorp, Inc. | 94.57 | NA | NA | 7.00 | 5.94 | NA | NA | 5.33 | 10.48 | 7.69 |
| Federal Trust Corporation | 93.37 | NA | NA | 7.04 | 6.50 | NA | NA | (1.69) | (4.27) | 0.37 |
| Fidelity Bancorp, Inc. | 88.33 | NA | NA | 5.81 | NA | NA | NA | 5.64 | 20.98 | 8.65 |
| First Keystone Financial, Inc. | 92.22 | NA | NA | 5.38 | 5.92 | NA | NA | 1.06 | 3.50 | 1.02 |
| Harleysville Savings Financial Corp. | 98.83 | NA | NA | 6.42 | 5.33 | NA | NA | (2.20) | 6.86 | 0.14 |
| MutualFirst Financial, Inc. | 92.23 | NA | NA | 9.19 | 6.33 | NA | NA | (1.15) | (2.14) | 2.75 |
| PVF Capital Corp. | 92.60 | NA | NA | 7.55 | NA | NA | NA | 4.43 | 4.40 | 11.42 |
| Synergy Financial Group, Inc. | 96.00 | NA | NA | 9.67 | 5.84 | NA | NA | 1.28 | 4.34 | 6.49 |

Source: BCSB Bankcorp; SNL Financial; Feldman Financial.

Table 25

**Balance Sheet Composition**

As of the Latest Twelve Months Ended December 31, 2006

| | As a Percent of Total Assets | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Cash & Securities | Net Loans | Real Estate | Intang. Assets | Other Assets | Total Deposits | Borrowed Funds | Other Liabs. | Total Liabs. | Total Equity |
| **BCSB Bankcorp, Inc.** | **34.83** | **60.10** | **0.01** | **0.33** | **4.87** | **78.31** | **16.58** | **0.72** | **95.62** | **4.38** |
| **Comparative Group Average** | **24.90** | **73.15** | **0.07** | **0.63** | **3.95** | **67.96** | **22.49** | **1.30** | **92.07** | **7.93** |
| **Comparative Group Median** | **20.31** | **78.68** | **0.00** | **0.07** | **4.05** | **68.52** | **23.45** | **1.17** | **92.62** | **7.39** |
| **All Public Thrift Average** | **23.23** | **71.17** | **0.20** | **0.71** | **4.29** | **69.69** | **17.36** | **1.30** | **88.41** | **11.54** |
| **All Public Thrift Median** | **20.86** | **73.30** | **0.01** | **0.00** | **4.10** | **70.17** | **16.67** | **0.96** | **89.81** | **10.09** |
| *Comparative Group* | | | | | | | | | | |
| Benjamin Franklin Bancorp, Inc. | 23.05 | 70.21 | 0.00 | 4.03 | 2.90 | 69.30 | 17.40 | 1.33 | 88.03 | 11.97 |
| Carver Bancorp, Inc. | 15.06 | 79.65 | 0.00 | 0.80 | 4.62 | 82.27 | 9.04 | 2.12 | 93.43 | 6.57 |
| Central Bancorp, Inc. | 17.56 | 80.24 | 0.00 | 0.39 | 1.94 | 68.47 | 23.73 | 0.59 | 92.79 | 7.21 |
| Federal Trust Corporation | NA | 83.65 | NA | 0.00 | NA | 65.40 | NA | NA | 92.44 | 7.56 |
| Fidelity Bancorp, Inc. | 35.93 | 61.19 | 0.01 | 0.37 | 2.63 | 55.91 | 37.13 | 0.86 | 93.91 | 6.09 |
| First Keystone Financial, Inc. | 32.42 | 61.26 | 0.47 | 0.00 | 6.11 | 68.57 | 23.45 | 1.38 | 93.40 | 6.60 |
| Harleysville Savings Financial Corp. | 44.27 | 52.26 | 0.00 | 0.00 | 3.59 | 57.37 | 35.46 | 0.66 | 93.49 | 6.51 |
| MutualFirst Financial, Inc. | NA | 84.13 | NA | NA | NA | 73.21 | 16.54 | 1.17 | 90.92 | 9.08 |
| PVF Capital Corp. | 13.80 | 81.25 | 0.04 | 0.00 | 4.51 | 73.65 | 15.73 | 2.91 | 92.28 | 7.72 |
| Synergy Financial Group, Inc. | 17.08 | 77.70 | 0.00 | 0.07 | 5.29 | 65.48 | 23.89 | 0.64 | 90.01 | 9.99 |

Source: BCSB Bankcorp; SNL Financial; Feldman Financial.

Table 26

## Regulatory Capital, Credit Risk, and Loan Composition

As of or for the Latest Twelve Months Ended December 31, 2006

| | Tier 1 Leverage Capital Ratio | Tier 1 Risk-based Capital | Total Risk-based Capital | NPLs/ Loans | Total NPAs/ Assets | Resrvs./ NPAs | Resrvs./ Loans | Resid. Mtgs./ Loans | Other Real Est. Mtgs./ Loans | Nonmtg. Loans/ Loans |
|---|---|---|---|---|---|---|---|---|---|---|
| **BCSB Bankcorp, Inc.** | **6.00** | **10.79** | **11.31** | **0.57** | **0.36** | **96.92** | **0.59** | **50.57** | **31.00** | **18.43** |
| **Comparative Group Average** | **7.99** | **11.54** | **12.36** | **0.54** | **0.47** | **95.47** | **0.80** | **43.22** | **26.74** | **30.04** |
| **Comparative Group Median** | **7.78** | **11.40** | **12.08** | **0.53** | **0.34** | **102.73** | **0.84** | **41.09** | **26.42** | **30.02** |
| **All Public Thrift Average** | **10.58** | **17.11** | **18.02** | **0.59** | **0.53** | **186.47** | **0.82** | **55.64** | **33.01** | **11.35** |
| **All Public Thrift Median** | **9.06** | **13.75** | **14.72** | **0.34** | **0.35** | **110.61** | **0.78** | **57.37** | **30.68** | **8.56** |
| *Comparative Group* | | | | | | | | | | |
| Benjamin Franklin Bancorp, Inc. | 9.62 | 13.48 | 14.45 | NA | NA | NA | 0.90 | 36.46 | 39.77 | 23.77 |
| Carver Bancorp, Inc. | 7.00 | 8.96 | 9.88 | 0.60 | 0.48 | 143.24 | 0.86 | NA | NA | NA |
| Central Bancorp, Inc. | 8.00 | 11.92 | 12.99 | 0.07 | 0.06 | NM | 0.84 | 39.60 | 49.00 | 11.40 |
| Federal Trust Corporation | 7.56 | 10.92 | 11.66 | NA | NA | NA | 0.84 | NA | NA | NA |
| Fidelity Bancorp, Inc. | 7.21 | 11.17 | 11.79 | 0.53 | 0.34 | 106.90 | 0.59 | 42.58 | 16.15 | 41.27 |
| First Keystone Financial, Inc. | 9.15 | 13.96 | 14.94 | NA | NA | NA | 1.08 | 45.01 | 20.39 | 34.60 |
| Harleysville Savings Financial Corp. | 6.27 | 13.07 | 13.60 | 0.00 | 0.00 | NM | 0.50 | 71.87 | 2.69 | 25.44 |
| MutualFirst Financial, Inc. | 7.04 | 9.10 | 10.11 | 0.70 | 0.86 | 98.55 | 1.00 | NA | NA | NA |
| PVF Capital Corp. | 9.15 | 11.31 | 11.88 | 1.83 | 1.53 | 33.19 | 0.62 | 23.80 | 32.44 | 43.76 |
| Synergy Financial Group, Inc. | 8.91 | 11.49 | 12.28 | 0.05 | 0.04 | NM | 0.78 | NA | NA | NA |

Source: BCSB Bankcorp; SNL Financial; Feldman Financial.

# III. MARKET VALUE ADJUSTMENTS

## General Overview

This concluding chapter of the Appraisal identifies certain additional adjustments to the Company's estimated pro forma market value relative to the Comparative Group selected in Chapter II. The adjustments discussed in this chapter are made from the viewpoints of potential investors, which would include depositors holding subscription rights and unrelated parties who may purchase stock in a community offering. It is assumed that these potential investors are aware of all relevant and necessary facts as they would pertain to the value of the Company relative to other publicly traded thrift institutions and relative to alternative investments.

Our appraised value is predicated on a continuation of the current operating environment for the Company and thrift institutions in general. Changes in the Company's operating performance along with changes in the local and national economy, the stock market, interest rates, the regulatory environment, and other external factors may occur from time to time, often with great unpredictability, which could impact materially the pro forma market value of the Company or thrift stocks in general. Therefore, the Valuation Range provided herein is subject to a more current re-evaluation prior to the actual completion of the Stock Offering.

In addition to the comparative operating fundamentals discussed in Chapter II, it is important to address additional market value adjustments based on certain financial and other criteria, which include, among other factors:

(1) Earnings Prospects
(2) Financial Condition
(3) Market Area
(4) Management

(5) Dividend Policy
(6) Liquidity of the Issue
(7) Subscription Interest
(8) Stock Market Conditions
(9) Recent Acquisition Activity
(10) New Issue Discount

**Earnings Prospects**

Earnings prospects are dependent upon the sensitivity of asset yields and liability costs to changes in market interest rates, the credit quality of assets, the stability of non-interest components of income and expense, and the ability to profitably leverage the balance sheet. Each of the foregoing is an important factor to investors in assessing earnings prospects.

The Company derives its income mainly from the difference or "spread" between the interest earned on loans, securities and other interest-earning assets, and interest paid on deposits, borrowings and other interest-bearing liabilities. Since June 30, 2004, the U.S. Federal Reserve has increased its target federal funds rate 17 times, from 1.00% to 5.25%. The Federal Reserve, at its meeting on March 21, 2007, elected to hold interest rates constant and indicated that it was not likely to raise rates anytime soon. While the federal funds rate and other short-term market interest rates have increased, intermediate- and long-term market interest rates, have not increased proportionately. This has led to a "flattening" of the market yield curve, which has even "inverted" recently as short-term rates have exceeded long-term rates over an intermediate maturity horizon. The spread between the yields on the 10-year Treasury note and the two year note has not exceeded 50 basis points since May 2005, generally did not exceed 20 basis points after October 2005 and remained generally negative since August 2006. The flat-to-inverted yield curve negatively impacts the Company's interest rate spread and net interest margin.

Notwithstanding asset growth, the Company's profitability in recent years has declined and turned negative due to the previously noted check kiting and the flattening of the yield curve which has led to a shrinking net interest margin. Going forward, the Company has recognized the need to make the balance sheet more efficient by moving from lower yielding wholesale investments and mortgage-backed securities to increasing the lending function. As stated previously, to accomplish this, the Company has announced a balance sheet restructuring, whereby it intends to sell lower yielding investments and mortgage backed securities and use the proceeds to pay off higher costing FHLB advances.

The Company's ROA was 0.37%, 0.21%, 0.12%, 0.08% and negative 0.92%, respectively, for the fiscal years ended 2002, 2003, 2004, 2005 and 2006. For the three months ended December 31, 2006, the Company recorded an annualized return on average assets of negative 0.03%. The Company's net interest margin has declined dramatically over the past five years, and continues to lag the industry norm due to its leveraged position of borrowings funding investment and mortgage-backed securities and a lower relative capital level.

The infusion of capital from the Stock Offering will provide the Company with the additional operating flexibility and opportunities, although it will take time for the Company to prudently invest these proceeds and generate significant returns on these funds. In the current business cycle, interest rate risk poses a threat to the Company's future earnings growth. While the reinvestment returns from the offering proceeds will augment the Company's net income, the positive impact is restrained by the added expenses associated with the stock benefit plans. In light of the Company's current negative earnings base, its pro forma profitability ratios (ROA, ROE and efficiency ratio) are expected to trail the Comparative Group's performance in the near term. The Company's recent earnings have trended down and the ability to return to profitability will be a challenge because of the flat-to-inverted yield curve and compression of margins. Thus, we believe a downward adjustment is warranted for the Company's near term earnings prospects.

The infusion of conversion proceeds along with the aforementioned balance sheet restructuring and future business opportunities should provide a means to enhance earnings, however an earnings turn-around has yet to be demonstrated and the balance sheet restructuring has yet to be implemented.

**Financial Condition**

As noted in Chapter II, with total assets of $767.9 million, BCSC Bancorp is comparable to the Comparative Group median of $757.3 million. At the pro forma midpoint of the offering range, the Company is expected to have total assets approximating $810.7 million. The Company has a lower level of net loans as a percentage of total assets at 60.1% compared to the Comparative Group median of 78.7% while having a higher level of securities at 34.8% of total assets as compared to the Comparative Group median of 20.3%. The recently announced balance sheet restructuring initiative should improve the Company's ratios.

The Company has a higher level of deposits and a lower reliance on borrowed funds as compared to the Comparative Group. However, the Company's deposit portfolio is largely comprised of certificates of deposit, leading to a higher cost of funds than the Comparative Group. As a percentage of total assets, the Company has a deposit ratio of 78.3% and a borrowings-to-assets ratio of 16.6% compared to the Comparative Group medians of 68.6% and 23.5%, respectively.

BCSB Bancorp's equity to assets ratio of 4.4% is below the Comparative Group median of 7.4%. At the pro forma midpoint of the offering range, the Company is projected to have a significantly enhanced equity-to-assets ratio of 9.4%. The Company has an intangibles-to-assets ratio of 0.33% compared to the Comparative Group median of 0.07%.

An area of importance for investors is the level of nonperforming loans and the level of allowance for loan losses as compared to the level of non-performing assets. The Bank's level of non-performing assets as a percentage of total assets at 0.36% is comparable to the Comparative Group median of 0.34%. The Bank's level of reserves as a percentage on non-performing assets at 96.9% is comparable to that of Comparative Group median of 102.7%. As indicated previously, a significant portion of the Company's nonperforming assets are comprised of one $2.3 million nonperforming loan that is expected to be resolved at no loss.

Taken as a whole, and given the recently announced balance sheet restructuring, we believe that no adjustment is warranted for financial condition.

## Market Area

The members of the Comparative Group were drawn from across the eastern United States and are characterized by a cross-section of market areas that encompass mid-sized metropolitan communities. The Company's primary market area is the Baltimore, Maryland metropolitan area. Demographic data for the Company's local market projects income growth comparable to the United States as a whole. The Company's market area has higher per capita and household income levels and lower unemployment rates than those of the United States. We do not believe that market area conditions affecting the Company warrant a valuation adjustment.

## Management

Management's principal challenges are to reinvigorate the balance sheet to gain assets and funding that will generate sustainable net interest margins, generate profitable results, monitor credit risks, and control operating costs while the Company competes in an increasingly competitive financial services environment while dealing with a flat yield curve and attempting to better utilize its current operations. The Company's current Chief Executive Officer, Mr. Joseph Bouffard, assumed his position in 2006, after the resignation of the prior Chief Executive. Mr. Bouffard came to BCSB Bancorp from another successful community bank in the Baltimore area. We believe that investors will take into account that the Company is professionally and knowledgeably managed by a team of experienced banking executives. However, while the management team is seasoned, capable and making efforts to restructure the balance sheet, its efforts to improve the Company are unproven. Based on these considerations, we believe no adjustment is warranted based on management.

**Dividend Policy**

The Company has recently suspended its dividend program, and following the conversion, initially does not intend on paying a dividend. The ability to pay dividends in the future may depend on a number of factors, including capital requirements, financial condition and results of operations, including the ability to generate sufficient income to warrant the payment of a dividend, and other considerations. No assurance can be given that the Company will pay dividends.

Payment of cash dividends has become commonplace among publicly traded thrifts. Nine of the ten members of the Comparative Group companies currently pay dividends. The median dividend yield of the Comparative Group was 2.26% as of March 21, 2007, and was slightly above the average All Public Thrift dividend yield of 2.24%. As the Company has suspended its dividend, we believe that a modest downward adjustment is appropriate for this factor.

## Liquidity of the Issue

Eight of the ten members of the Comparative Group are listed on the NASDAQ National Market, while two companies are listed on AMEX (American Stock Exchange). The Company currently has its common stock listed for trading on the NASDAQ National Market and following the Stock Offering will continue to be listed. Thus, we do not believe that any further adjustment is necessary to address this factor.

## Subscription Interest

In recent years, initial public offerings ("IPOs") of thrift stocks have attracted a great deal of investor interest and this speculative fervor generally continued through 2006. With a total of 27 completed conversions, 2005 marked the third consecutive year of increased volume in the conversion market and represented the most conversions completed in one year since 1999. Conversion volume dropped in 2006 and, to-date 2007 has produced six completed offerings. Of the six completed transactions, one was a standard conversion, two were second-step MHC conversions and three were initial MHC transactions.

The Company has retained the services of Sandler O'Neill + Partners, L.P. to assist in the marketing and sale of the Stock Offering. The Company also has an employee stock ownership plan ("ESOP) that will purchase common stock in the offering. The Company's Board members and executive officers currently anticipate purchasing 49,000 shares representing an aggregate amount of $490,000 of common stock. Maximum individual purchase limitations per eligible category are placed at $500,000 and persons or groups acting in concert are limited to $500,000 in stock purchases in all categories

Notwithstanding the demand for thrift IPOs, second-step offering have not produced similar demand characteristics. Potential investors have the opportunity to purchase existing traded stock before the offering in the public markets. Further, the aftermarket demand for shares has not been as strong as standard or MHC thrift IPOs. As an indication of this factor, it is anticipated that less than 50% of the to-be issued stock will be sold in the subscription offering. However, absent actual results of the Company's subscription offering (as well as actual market conditions prevailing during the subscription offering), we do not believe any adjustment is warranted at this time.

**Stock Market Conditions**

Table 27 graphically displays the performance of the SNL Thrift Index of all publicly traded thrifts and the SNL Thrift Index (of thrifts with assets between $500 million and $1.0 billion) as compared to the Standard & Poor's 500-Stock Index ("S&P 500") since year-end 2003. The SNL Thrift Index and SNL Index of $500 million to $1.0 billion asset thrifts have both significantly underperformed the broader stock index, advancing by 9.4% and 10.2%, respectively, during the period from December 31, 2004 to March 21, 2007, as compared to the S&P 500 increasing by 18.4%. During calendar 2006, the SNL Thrift Index advanced 13.2% while the SNL Index of thrifts between $500 million and $1.0 billion in assets increased by 20.1%, compared to a 13.6% increase in the S&P 500.

The Thrift Industry has seen a steady recovery since the 1990s. This has been fueled primarily by the demand for housing loans, as the real estate sector of the economy has flourished. The thrift industry posted record profits of $16.4 billion in the calendar year ended December 31, 2005. Due to the flattening and eventual inversion of the yield curve, the industry reported lower profits at $15.9 billion for the year ended December 31, 2006. While earnings have decreased, thrifts, in general, are reporting strong equity levels, loan growth and solid asset quality. The industry reported record equity capital showing an equity capital ratio of 10.71% as of December 31, 2006. As margins are compressed due to the current interest rate environment, merger and acquisition activity may pick up, possibly leading to speculation interest in the industry.

Since the beginning of 2006, thrift stocks have generally traded in an upward trend, however, since December 31, 2006, given the general uncertainties about the pace of economic recovery, oil prices, the continuing war in Iraq, and the flat to inverted yield curve, both the thrift market and the broader market has trailed off and decreased. The SNL Thrift index was down 4.0% and the SNL Index of thrifts between $500 million and $1.0 billion was down 1.8% as compared to the S&P Index increase of 1.2% since December 31, 2006.

Table 27

**Comparative Stock Index Performance**

December 31, 2003 to March 21, 2007

(Index Value 100 = 12/31/03)


150
145
140
135
130
125
120
115
110
105
100
95
90
Dec-03
Mar-04
Jun-04
Sep-04
Dec-04
Mar-05
Jun-05
Sep-05
Dec-05
Mar-06
Jun-06
Sep-06
Dec-06
Mar-07
All Public Thrifts
$500M-$1.0B Thrift Index
S&P 500 Stock Index

## Recent Acquisition Activity

Acquisition speculation is one factor underpinning the prices of newly converted thrifts in the after-market and existing trading companies. Table 28 summarizes recent acquisition activity involving banks and thrifts based in Maryland. Since January 1, 2005, there have been eight acquisitions involving Maryland financial institutions, three of which were thrift institutions. Overall acquisition valuation ratios for Maryland financial institutions were comparable to the premiums reported nationwide. The largest transaction was the acquisition of Mercantile Bancshares Corp. (Baltimore, Maryland) by PNC Financial Services Group. The most recent transaction was announced on March 19, 2007 and involved a thrift, Bradford Bank, that announced that it would convert from the mutual to stock form and simultaneously acquire Patapsco Bancorp, Inc., a Baltimore based commercial bank. Given the recent merger activity in and around the Baltimore area and the fact that BCSB is undertaking a second step offering, we do believe that acquisition premiums are a factor to consider in determining the Company's pro forma market value. We believe that any speculative interest may be reflected to some degree in the general trading values of thrift stocks and encompass members of the Comparative Group as well. However, since converting thrifts are subject to a three-year regulatory moratorium from being acquired, acquisition speculation in BCSB's stock should tend to be less compared to the stocks of the Comparative Group companies.

## Marketability Discount

A "marketablity" discount that reflects investor concerns and investment risks inherent in IPOs and second-step offerings is a factor to be considered for purposes of valuing converting thrifts. The magnitude of the new issue discount typically expands during periods of declining thrift stock prices as investors require larger inducements, and narrows during strong market conditions. The standard and MHC thrift conversion market continues to be robust as demonstrated by the after-market performance of recent offerings. However, after-market conditions for second-step offerings has been generally unfavorable. Table 29 presents a summary of thrifts that have completed second-stage stock offerings since January 1, 2003.

Table 28
**Summary of Recent Maryland Acquisition Activity**
Transactions Announced Since January 1, 2005

| | | | | Seller's Prior Financial Data | | | | | | | Offer Value to | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Buyer | State | Seller | B/T (1) | Total Assets ($Mil.) | Equity/ Assets (%) | YTD ROA (%) | YTD ROE (%) | Date Anncd. | Status (2) | Offer Value ($Mil.) | Book Value (%) | Tang. Book (%) | LTM EPS (x) | Total Assets (%) |
| **Average** | | | | **2,382.7** | **9.71** | **0.85** | **8.77** | **NA** | **NA** | **812.0** | **237.1** | **258.1** | **28.43** | **22.75** |
| **Median** | | | | **147.5** | **9.05** | **0.94** | **8.27** | **NA** | **NA** | **33.4** | **219.5** | **243.8** | **30.10** | **21.17** |
| Bradford Bancorp, Inc. | MD | Patapsco Bancorp, Inc. | B | 246.8 | 7.74 | 0.60 | 7.62 | 03/19/07 | P | 44.4 | 229.3 | 277.8 | 30.26 | 18.01 |
| Sandy Spring Bancorp, Inc. | MD | CN Bancorp, Inc. | B | 151.3 | 13.58 | 0.96 | 7.26 | 12/13/06 | P | 44.2 | 209.8 | 209.8 | 30.10 | 29.23 |
| PNC Financial Services Group | PA | Mercantile Bankshares Corp. | B | 17,002.7 | 13.32 | 1.73 | 12.59 | 10/08/06 | C | 6,027.1 | 257.6 | 377.7 | 20.28 | 35.45 |
| Community Banks, Inc. | PA | BUCS Financial Corp | T | 143.7 | 8.01 | 0.30 | 3.72 | 09/05/06 | P | 22.6 | 184.0 | 184.0 | 41.38 | 15.72 |
| Bradford Bank MHC | MD | Valley Bancorp, Incorporated | T | 49.9 | 10.08 | 0.91 | 8.92 | 07/28/06 | C | 9.6 | 190.4 | 190.4 | 31.61 | 19.20 |
| Sterling Financial Corporation | PA | Bay Net Financial, Inc. | T | 96.7 | 7.37 | 1.10 | 13.62 | 03/30/06 | C | 22.3 | 337.8 | 337.8 | 24.54 | 23.14 |
| Northwest Bancorp, Inc. (MHC) | PA | Maryland Permanent Bank & Trust | B | 86.5 | 10.49 | (0.05) | (0.51) | 11/14/05 | C | 14.8 | 162.8 | 162.8 | NM | 17.07 |
| Fulton Financial Corporation | PA | Columbia Bancorp | B | 1,284.1 | 7.11 | 1.25 | 16.97 | 07/26/05 | C | 310.7 | 324.8 | 324.8 | 20.87 | 24.19 |

(1) B=bank; T=thrift.
(2) P=pending; C=completed.
Source: SNL Financial.

**Table 29**
**Summary of Recent Second Step Stock Offerings**
**Transactions Completed Since January 1, 2003**

| | | | | | Price/Pro Forma | | | | After-Market Price Chg. | | | Change |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Company | State | Stock Exchange | IPO Date | Gross Proceeds ($Mil.) | Book Value (%) | Tang. Book (%) | IPO Price ($) | 3/21/07 Price ($) | One Day (%) | One Week (%) | One Month (%) | Thru 3/21/07 (%) |
| **Average** | **NA** | **NA** | **NA** | **162.0** | **104.4** | **115.0** | **NA** | **NA** | **5.9** | **5.4** | **4.3** | **20.2** |
| **Median** | **NA** | **NA** | **NA** | **56.0** | **103.1** | **111.2** | **NA** | **NA** | **3.5** | **3.9** | **4.0** | **22.1** |
| Osage Baneshares, Inc. | OK | NASDAQ | 01/18/07 | 25.1 | 103.3 | 103.3 | 10.00 | 9.75 | (0.5) | 0.0 | (6.8) | (2.5) |
| Westfield Financial, Inc. | MA | AMEX | 01/04/07 | 184.0 | 111.7 | 111.7 | 10.00 | 10.47 | 7.0 | 7.2 | 9.0 | 4.7 |
| Citizens Community Bancorp, Inc. | WI | NASDAQ | 11/01/06 | 52.9 | 93.2 | 103.1 | 10.00 | 9.45 | (2.5) | (1.0) | (2.6) | (5.5) |
| Liberty Bancorp, Inc. | MO | NASDAQ | 07/24/06 | 28.1 | 101.7 | 101.7 | 10.00 | 10.99 | 2.5 | 0.7 | 0.9 | 9.9 |
| First Clover Leaf Financial Corp. | IL | NASDAQ | 07/11/06 | 41.7 | 96.9 | 110.9 | 10.00 | 11.00 | 3.9 | 7.0 | 10.2 | 10.0 |
| Monadnock Bancorp, Inc. | NH | OTCBB | 06/29/06 | 5.7 | 109.4 | 112.4 | 8.00 | 6.75 | 0.0 | 0.0 | (13.8) | (15.6) |
| New England Bancshares, Inc. | CT | NASDAQ | 12/29/05 | 30.8 | 96.3 | 106.5 | 10.00 | 12.87 | 6.6 | 7.0 | 7.0 | 28.7 |
| American Bancorp of New Jersey, Inc. | NJ | NASDAQ | 10/06/05 | 99.2 | 113.3 | 113.3 | 10.00 | 11.64 | 1.6 | (2.0) | 0.1 | 16.4 |
| Hudson City Bancorp, Inc. | NJ | NASDAQ | 06/07/05 | 1,356.1 | 122.1 | 122.1 | 10.00 | 13.91 | 9.6 | 10.7 | 15.5 | 39.1 |
| First Federal of Northern Michigan Bancorp, Ii | MI | NASDAQ | 04/01/05 | 17.0 | 89.8 | 94.3 | 10.00 | 9.25 | (1.2) | (7.5) | (14.8) | (7.5) |
| Rome Bancorp, Inc. | NY | NASDAQ | 03/30/05 | 59.0 | 106.3 | 106.3 | 10.00 | 12.45 | 3.2 | (1.8) | (5.6) | 24.5 |
| Roebling Financial Corp, Inc. | NJ | OTCBB | 10/01/04 | 9.1 | 111.5 | 111.5 | 10.00 | 12.50 | 0.0 | 0.0 | (7.0) | 25.0 |
| DSA Financial Corporation | IN | OTCBB | 07/30/04 | 8.5 | 102.8 | 102.8 | 10.00 | 12.90 | (2.0) | (5.0) | (7.0) | 29.0 |
| Partners Trust Financial Group, Inc. | NY | NASDAQ | 07/15/04 | 148.8 | 91.9 | 198.0 | 10.00 | 11.97 | (0.1) | (0.5) | (1.9) | 19.7 |
| Synergy Financial Group, Inc. | NJ | NASDAQ | 01/21/04 | 70.4 | 123.9 | 125.0 | 10.00 | 15.86 | 9.0 | 8.8 | 7.9 | 58.6 |
| Provident New York Bancorp | NY | NASDAQ | 01/15/04 | 195.7 | 119.3 | 151.1 | 10.00 | 14.57 | 15.0 | 13.8 | 15.1 | 45.7 |
| Bank Mutual Corporation | WI | NASDAQ | 10/30/03 | 410.6 | 110.6 | 120.5 | 10.00 | 11.57 | 17.8 | 19.4 | 15.4 | 15.7 |
| Jefferson Bancshares, Inc. | TN | NASDAQ | 07/02/03 | 66.1 | 91.7 | 91.7 | 10.00 | 12.80 | 23.9 | 25.0 | 40.0 | 28.0 |
| First Niagara Financial Group, Inc. | NY | NASDAQ | 01/21/03 | 410.0 | 102.7 | 124.4 | 10.00 | 14.35 | 12.7 | 13.4 | 12.6 | 43.5 |
| Wayne Savings Bancshares, Inc. | OH | NASDAQ | 01/09/03 | 20.4 | 90.3 | 90.3 | 10.00 | 13.67 | 12.0 | 12.1 | 11.5 | 36.7 |

There were a total of eighteen stock offerings during 2006 and six so far in 2007. Of these past 24 transactions, four of the 2006 conversions and two of the 2007 conversions involved second-step offerings. The after-market performance of second-step thrift conversions has been restrained. Of the 20 second-step stock offerings completed since January 1, 2003, the median first day price increase was 3.5%, with a median price increase of 3.9% and 4.0% for the one-week and one-month periods, respectively. Of the six second-step offerings since January 1, 2006, three are trading at a discount to their offering price.

Thrift conversions continue to be priced at discounts to publicly traded companies. This is due to the relatively high pro forma equity ratios, expected low returns on equity, and the uncertainty regarding the prospects of an institution to adeptly leverage the balance sheet in the currently low interest rate environment. Moreover, the mixed after-market performance of recent thrift second-step offerings provides added reason to continue to factor in a "marketability" discount for valuation of current thrift IPOs.

Investors are aware that at initial pro forma price-to-book ratios approaching the current trading range of a majority of public thrifts, price-to-earnings ratios of converting thrifts would be excessive, returns on equity very low, and capital levels dramatically high. Based upon the price-to-book ratio measure, thrift conversions recently have been discounted by 40% to 50% relative to the overall thrift trading market on a fully converted basis.

## Adjustments Conclusion

Based upon our analysis, we believe that a downward adjustment is appropriate for earnings and dividends, but do not believe that any of the other previously described areas specifically analyzed result in an upward or downward adjustment relative to the Comparative Group.

## Valuation Approach

In determining the estimated pro forma market value of the Company, we have employed the comparative company approach and considered the following pricing ratios: price-to-earnings per share ("P/E"), price-to-book value per share ("P/B"), price-to-tangible book value per share ("P/TB"), and price-to-assets ("P/A"). As the Company is experiencing negative earnings, we have not given any weight to the P/E approach, as it does not present any meaningful benchmark. As such, we have relied primarily on the P/B and P/TB ratios as a pricing guideline. Table 30 displays the market price valuation ratios of the Comparative Group as of March 21, 2007. Averages for the All Public Thrift aggregate are also shown in Table 30. Exhibit IV displays the pro forma assumptions and calculations utilized in analyzing the Company's valuation ratios. In reaching our conclusions of the Valuation Range, we evaluated the relationship of the Company's pro forma valuation ratios relative to the Comparative Group valuation data and recent thrift second-step valuations.

Investors continue to make decisions to purchase thrift conversion stocks and more seasoned thrift issues based upon consideration of core earnings profitability, P/B and P/TB comparisons. The Company's net income for the LTM period ending December 31, 2006 was negative $7.5 million and reflected an ROA of negative 0.94%. The Company's core return on assets was negative 0.06% for the same period. Generally, the P/E ratio is an important valuation ratio in the current thrift stock environment, however, due to the current earnings and outlook of the Company it was not meaningful to utilize the P/E methodology in developing our estimate of the Company's pro forma market value.

The average P/B ratio for the Comparative Group was 129.9% and the median was 129.8%. In comparison, the All Public Thrift average and median P/B ratios were 126.8% and 120.3%. In consideration of the foregoing factors along with the additional adjustments discussed in this chapter, we have determined a pro forma price-to-book ratio of 105.0% and price-to-tangible book ratio of 108.7% for the Company, which reflect an aggregate midpoint value of $78.7 million based on the assumptions summarized in Exhibit IV. Employing a range of 15% above and below the midpoint, the resulting minimum value of $66.9 million reflects a 97.5% P/B ratio and the resulting maximum value of approximately $90.6 million reflects a 111.4% P/B ratio. The adjusted maximum, an additional 15.0% above the maximum, is positioned at approximately $104.1 million and a P/B ratio of 117.6%. At the maximum price-to-book valuation ratio, the Company is valued slightly above the P/B 104.4% average of recent second step stock offerings as displayed in Table 29. At the maximum price-to-tangible-book valuation ratio of 114.9%, the Company is valued in line with the 115.0% price-to-tangible-book ratio exhibited by the companies displayed in Table 29.

The Company's pro forma maximum P/B ratio of 111.4% reflects a 14.3% discount to the Comparative Group average P/B ratio of 129.9% and a 12.1% discount to the All Public Thrift average of 126.8%. At the adjusted maximum, the Company's pro forma P/B ratio of 117.6%

reflects a 9.5% discount to the Comparative Group average and a 7.2% discount to the All Public Thrift average.

The Company's pro forma maximum P/TB ratio of 114.9% reflects an 18.0% discount to the Comparative Group average P/B ratio of 140.2% and a 19.9% discount to the All Public Thrift average of 143.6%. At the adjusted maximum, the Company's pro forma P/B ratio of 121.1% reflects a 13.7% discount to the Comparative Group average and a 15.7% discount to the All Public Thrift average.

As stated previously, the P/E ratios based on the Valuation Range, as indicated above, are not meaningful, as the Company is in a negative earnings position.

Based on the P/A measure, the Company's pro forma midpoint of $78.7 million reflects a corresponding valuation ratio of 9.7%, ranging from 8.3% at the minimum to 11.1% and 12.7% at the maximum and adjusted maximum, respectively. Pricing at the maximum, the P/A ratio is at a 7.5% premium in contrast to the Comparative Group average of 10.3%, and a 14.9% discount in contrast to the All Public Thrift average of 13.1%.

BCSB, in its current mutual holding company ownership structure, has public shares outstanding and is currently traded on the NASDAQ. As such, it can be an indicator of investor interest in the Company's conversion stock and therefore received some consideration in our valuation. Based on the March 21, 2007 stock price of $15.05 per share and total common shares outstanding of 5,913,743, the Company's implied market value of $89.0 million was considered in the valuation process. However, since the conversion stock will have different characteristics than the minority shares, and since pro forma information has not been publicly disseminated to date, the current market value of BCSB's stock was somewhat discounted herein. However, BCSB's trading market value may become more important towards the closing of the offering.

## Valuation Conclusion

It is our opinion that, as of March 21, 2007, the aggregate estimated pro forma market value of the Company on a fully converted basis was within the Valuation Range of $66,933,890 to $90,557,620 with a midpoint of $78,745,750. The Valuation Range was based upon a 15% decrease from the midpoint to determine the minimum and a 15% increase to establish the maximum. An additional 15% increase above the maximum results in an adjusted maximum of $104,141,260. Exhibit IV displays the assumptions and calculations utilized in determining the Company's estimated pro forma market value on a fully converted basis.

Table 30
Pro Forma Comparative Valuation Analysis
BCSB Bancorp and the Comparative Group
Computed from Market Price Data as of March 21, 2007

| Company | Closing Stock Price ($) | Total Market Value ($Mil.) | Price/ LTM EPS (x) | Price/ Core EPS (x) | Price/ Book Value (%) | Price/ Tang. Book (%) | Price/ Total Assets (%) | Total Equity/ Assets (%) | Current Dividend Yield (%) |
|---|---|---|---|---|---|---|---|---|---|
| **BCSB Bancorp, Inc.**[1] | | | | | | | | | |
| **Pro Forma Minimum** | **10.00** | **66.9** | **N.M.** | **N.M.** | **97.5** | **101.2** | **8.34** | **8.55** | **0.00** |
| **Pro Forma Midpoint** | **10.00** | **78.7** | **N.M.** | **N.M.** | **105.0** | **108.7** | **9.73** | **9.27** | **0.00** |
| **Pro Forma Maximum** | **10.00** | **90.6** | **N.M.** | **N.M.** | **111.4** | **114.9** | **11.10** | **9.97** | **0.00** |
| **Pro Forma Adjusted Maximum** | **10.00** | **104.1** | **N.M.** | **1,000.0** | **117.6** | **121.1** | **12.66** | **10.76** | **0.00** |
| **Comparative Group Average** | **NA** | **83.6** | **26.5** | **33.9** | **129.9** | **140.2** | **10.33** | **7.93** | **2.12** |
| **Comparative Group Median** | **NA** | **77.2** | **21.0** | **20.2** | **129.8** | **135.2** | **9.14** | **7.39** | **2.26** |
| **All Public Thrift Average** | **NA** | **542.0** | **21.3** | **23.5** | **126.8** | **143.6** | **13.1** | **10.63** | **2.20** |
| **All Public Thrift Median** | **NA** | **63.0** | **16.7** | **17.7** | **120.3** | **131.6** | **11.8** | **9.46** | **2.24** |
| Comparative Group | | | | | | | | | |
| Benjamin Franklin Bancorp, Inc. | 14.26 | 117.6 | 23.8 | 22.2 | 107.5 | 162.1 | 12.88 | 11.97 | 1.12 |
| Carver Bancorp, Inc. | 16.20 | 40.7 | 18.0 | 11.7 | 81.0 | 92.3 | 5.33 | 6.57 | 2.22 |
| Central Bancorp, Inc. | 31.25 | 51.3 | 30.3 | 38.2 | 125.7 | 133.0 | 9.06 | 7.21 | 2.30 |
| Federal Trust Corporation | 9.90 | 93.0 | 26.8 | 27.0 | 168.9 | 168.9 | 12.76 | 7.56 | 1.62 |
| Fidelity Bancorp, Inc. | 18.60 | 55.5 | 14.0 | 16.6 | 123.1 | 131.2 | 7.51 | 6.09 | 3.01 |
| First Keystone Financial, Inc. | 19.75 | 48.0 | 56.4 | 127.6 | 139.7 | 139.7 | 9.21 | 6.60 | 0.00 |
| Harleysville Savings Financial Corp. | 17.25 | 67.5 | 17.6 | 17.7 | 136.5 | 136.5 | 8.89 | 6.51 | 3.94 |
| MutualFirst Financial, Inc. | 19.91 | 87.0 | 17.9 | 17.9 | 99.6 | 120.2 | 9.05 | 9.08 | 3.01 |
| PVF Capital Corp. | 12.25 | 94.7 | 18.3 | 18.3 | 133.9 | 133.9 | 10.33 | 7.72 | 2.42 |
| Synergy Financial Group, Inc. | 15.86 | 180.5 | 41.7 | 41.7 | 183.3 | 184.5 | 18.30 | 9.99 | 1.51 |

[1] Pro forma market valuation ratios assumes fully-converted valuation, reflecting an offering of $66.93 million at the minimum, $78.75 million at the midpoint, $90.56 million at the maximum, and $104.14 million at the adjusted maximum

Source: BCSB Bancorp, Inc.; SNL Financial; Feldman Financial.

Exhibit I

# Background of Feldman Financial Advisors, Inc.

## Overview of Firm

**Feldman Financial Advisors** provides consulting and advisory services to financial institutions and mortgage companies in the areas of corporate valuations, mergers and acquisitions, strategic planning, branch sales and purchases, developing and implementing regulatory business and capital plans, and expert witness testimony and analysis. Our senior staff members have been involved in the stock conversion process since 1982 and have valued more than 350 converting institutions.

**Feldman Financial Advisors** was incorporated in February 1996 by a group of consultants who were previously associated with CS First Boston and Kaplan Associates. Each of the principals at Feldman Financial Advisors has more than 10 years experience in consulting and all were officers of their prior firm. Our senior staff collectively has worked with more than 1,000 banks, thrifts and mortgage companies nationwide. The firm's office is located in Washington, D.C.

## Background of Senior Professional Staff

**Trent Feldman** - President. Trent is a nationally recognized expert in providing strategic advice to and valuing service companies, and advising on mergers and acquisitions. Trent was with Kaplan Associates for 14 years and was one of three founding principals at that firm. Trent also has worked at the Federal Home Loan Bank Board and with the California legislature. Trent holds Bachelors and Masters Degrees from the University of California at Los Angeles.

**Peter Williams** - Principal. Peter specializes in merger and acquisition analysis, stock and other corporate valuations, strategic business plans and retail delivery analysis. Peter was with Kaplan Associates for 13 years. Peter also served as a Corporate Planning and Development Analyst with the Wilmington Trust Company in Delaware. Peter holds a BA in Economics from Yale University and an MBA in Finance and Investments from George Washington University.

**Michael Green** - Principal. Mike is an expert in mergers and acquisition analysis, financial institution and corporate valuations, and strategic and business plans. During Mike's 10 years at Kaplan Associates, his experience also included business restructurings, litigation support, mark-to-market analysis, and goodwill valuations. Mike holds a BA in Finance and Economics from Rutgers College.

**Greg Izydorczyk** - Senior Vice President. Greg specializes in merger and acquisition analysis and corporate valuations and also has experience in mark-to-market analysis and business plans. Greg was with Kaplan Associates for three years. Previous, Greg worked as a Senior Auditor for First Virginia Bank and Integra Financial and as a Financial Analyst with Airbus Industrie of N.A. Greg holds a BS in Finance from Pennsylvania State University and an MBA in Finance from the Katz Graduate School, University of Pittsburgh.

Exhibit II-1

## Consolidated Balance Sheets

As of September 30, 2006 and 2006
And December 31, 2006
(Dollars in Thousands)

| | December 31, | September 30, | |
|---|---|---|---|
| | 2006 | 2006 | 2005 |
| | | (in thousands) | |
| **Assets:** | | | |
| Cash and cash equivalents | $ 11,520 | $ 11,737 | $ 23,529 |
| Interest bearing time deposits | 100 | 100 | 100 |
| Securities available for sale | 137,499 | 143,068 | 151,386 |
| Investment securities held to maturity | 1,496 | 4,496 | 1,995 |
| Mortgage-backed securities available for sale | 82,933 | 86,801 | 112,120 |
| Mortgage-backed securities held to maturity | 27,620 | 28,675 | 26,470 |
| Loans receivable | 460,379 | 463,776 | 454,347 |
| Premises and equipment | 10,988 | 11,225 | 10,782 |
| Federal Home Loan Bank stock | 6,274 | 6,972 | 8,060 |
| Foreclosed property | 94 | 94 | - |
| Bank owned life insurance | 13,378 | 13,218 | 12,667 |
| Goodwill and intangibles | 2,521 | 2,536 | 2,592 |
| Other assets | 13,049 | 13,159 | 8,697 |
| **Total Assets** | **$ 767,851** | **$ 785,857** | **$ 812,745** |
| **Liabilities and Retained Earnings** | | | |
| **Liabilities:** | | | |
| Deposits | $ 601,328 | $ 604,845 | $ 597,669 |
| Federal Home Loan Bank Advances | 104,130 | 118,473 | 144,796 |
| Junior subordinated debentures | 23,197 | 23,197 | 23,197 |
| Other liabilities | 5,545 | 5,921 | 5,043 |
| Total liabilities | 734,200 | 752,436 | 770,705 |
| **Retained Earnings:** | | | |
| Common stock | 59 | 59 | 59 |
| Paid in capital | 21,425 | 21,390 | 21,247 |
| Obligation under Rabbi Trust | 1,257 | 1,246 | 1,238 |
| Retained earnings - substantially restricted | 16,278 | 16,511 | 24,963 |
| Accumulated other comprehensive income - unrealized | (3,983) | (4,354) | (3,878) |
| Employee stock ownership plan | (182) | (227) | (410) |
| Stock held by Rabbi Trust | (1,203) | (1,204) | (1,179) |
| Total Stockholders' equity | 33,651 | 33,421 | 42,040 |
| **Total Liabilities and Stockholders' Equity** | **$ 767,851** | **$ 785,857** | **$ 812,745** |

*Source: BCSB Bancorp, audited financial statements.*

Exhibit II-2

## Consolidated Income Statements

For the Years Ended September 30, 2004, 2005 and 2006
And for the Three Months Ended December 31, 2005 and 2006
(Dollars in Thousands)

| | Three Months Ended | | Years Ended September 30, | | |
|---|---|---|---|---|---|
| | 12/31/06 | 12/31/05 | 2006 | 2005 (in thousands) | 2004 |
| **Interest Income** | | | | | |
| Loans | $ 7,327 | $ 6,745 | $ 28,352 | $ 24,286 | $ 22,056 |
| Mortgage-backed securities | 1,174 | 1,316 | 5,095 | 6,231 | 5,548 |
| Investment securities | 1,569 | 1,521 | 6,342 | 5,637 | 4,552 |
| Other interest-earning assets | 160 | 14 | 206 | 69 | 78 |
| **Total Interest Income** | 10,230 | 9,596 | 39,995 | 36,223 | 32,234 |
| **Interest Expense** | | | | | |
| Deposits | 5,332 | 4,152 | 18,379 | 14,711 | 13,553 |
| Borrowings | 1,291 | 1,372 | 5,476 | 4,209 | 1,723 |
| Other | 516 | 446 | 1,921 | 1,464 | 1,086 |
| **Total Interest Expense** | 7,139 | 5,970 | 25,776 | 20,384 | 16,362 |
| Net Interest Income | 3,091 | 3,626 | 14,219 | 15,839 | 15,872 |
| Provision for Loan Losses | - | (109) | (109) | 168 | 487 |
| Net Interest Income After Provisions for Loan Losses | 3,091 | 3,735 | 14,328 | 15,671 | 15,385 |
| **Non-Interest Income** | | | | | |
| Gain (Loss) on repossessed assets | (55) | (143) | (327) | (561) | (255) |
| Mortgage banking operations | (1) | 21 | 33 | 1 | (45) |
| Fees on transaction accounts | 137 | 161 | 561 | 686 | 759 |
| Gains on sale of investments and MBS | - | - | 5 | 884 | 22 |
| Income from Bank Owned Life Insurance | 147 | 117 | 474 | 454 | 487 |
| Other | 99 | 109 | 452 | 391 | 411 |
| **Total Non-Interest Income** | 327 | 265 | 1,198 | 1,855 | 1,379 |
| **Non-Interest Expenses** | | | | | |
| Salaries and employee benefits | 1,933 | 2,134 | 8,673 | 9,150 | 8,810 |
| Occupancy expense of premises | 540 | 552 | 2,141 | 1,961 | 1,821 |
| Property and equipment expense | 288 | 314 | 1,301 | 1,151 | 1,115 |
| Data processing fees | 337 | 650 | 1,680 | 2,195 | 1,560 |
| Advertising | 211 | 89 | 612 | 642 | 870 |
| Telephone, postage and office supplies | 124 | 167 | 437 | 579 | 580 |
| Loss on dishonored checks | 89 | 139 | 10,752 | - | - |
| Other | 307 | 230 | 1,372 | 1,136 | 979 |
| **Total Non-Interest Expenses** | 3,829 | 4,275 | 26,968 | 16,814 | 15,735 |
| **Income Before Income Taxes** | **(411)** | **(275)** | **(11,442)** | **712** | **1,029** |
| **Income Taxes** | **(178)** | **(156)** | **(4,049)** | **111** | **144** |
| **Net Income** | **$ (233)** | **$ (119)** | **$ (7,393)** | **$ 601** | **$ 885** |

Source: BCSB Bancorp, audited financial statements.

Exhibit II-3

## Loan Portfolio Composition

As of September 30, 2002 to December 31, 2006
(Dollars in Thousands)

| | At December 31, | | at September 30, | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | 2006 | | 2006 | | 2005 | | 2004 | | 2003 | | 2002 | |
| | Amount | Percent of Loans to Total Loans | Amount | Percent of Loans to Total Loans | Amount | Percent of Loans to Total Loans | Amount | Percent of Loans to Total Loans | Amount | Percent of Loans to Total Loans | Amount | Percent of Loans to Total Loans |
| Real estate loans: | | | | | | | | | | | | |
| Single-family residential | $211,947 | 44.35 % | $214,724 | 44.50 % | $195,203 | 40.44 % | $179,010 | 43.47 % | $179,552 | 46.32 % | $221,062 | 53.09 % |
| Single-family rental prop. | 29,706 | 6.22 | 29,131 | 6.04 | 26,914 | 5.58 | 19,257 | 4.68 | 14,348 | 3.70 | 8,306 | 1.99 |
| Commercial | 113,912 | 23.84 | 110,179 | 22.83 | 75,034 | 15.55 | 64,615 | 15.69 | 53,675 | 13.85 | 57,356 | 13.78 |
| Construction | 34,234 | 7.16 | 39,021 | 8.09 | 53,755 | 11.14 | 23,225 | 5.64 | 16,411 | 4.23 | 11,734 | 2.82 |
| Commercial lines of credit | 14,696 | 3.08 | 9,606 | 1.99 | 16,463 | 3.41 | 16,038 | 3.89 | 6,410 | 1.65 | 4,208 | 1.01 |
| Commercial leases | 4,667 | 0.98 | 4,749 | 0.98 | 3,300 | 0.68 | 1,300 | 0.32 | 820 | 0.21 | 1,170 | 0.28 |
| Commercial loans secured | 365 | 0.08 | 365 | 0.08 | 1,869 | 0.39 | 800 | 0.19 | 133 | 0.03 | 1,595 | 0.38 |
| Commercial loans unsecured | 407 | 0.09 | 409 | 0.08 | 538 | 0.11 | 545 | 0.13 | 678 | 0.17 | -- | -- |
| Consumer: | | | | | | | | | | | | |
| Auto | 46,431 | 9.72 | 53,530 | 11.09 | 88,287 | 18.29 | 88,122 | 21.40 | 98,168 | 25.33 | 93,161 | 22.38 |
| Home equity lines | 18,529 | 3.88 | 17,942 | 3.72 | 17,901 | 3.71 | 15,629 | 3.80 | 13,943 | 3.60 | 13,864 | 3.33 |
| Other | 2,974 | 0.62 | 2,849 | 0.59 | 3,377 | 0.70 | 3,265 | 0.79 | 3,474 | 0.90 | 3,897 | 0.94 |
| Total loans | $477,868 | 100.00 % | $482,505 | 100.00 % | $482,641 | 100.00 % | $411,806 | 100.00 % | $387,612 | 100.00 % | $416,353 | 100.00 % |
| Plus: purchase accounting | | | | | | | | | | | | |
| premium | 406 | | 451 | | 665 | | 950 | | 1,320 | | 1,990 | |
| Less: | | | | | | | | | | | | |
| Undisbursed portion of | | | | | | | | | | | | |
| loans in process | 11,436 | | 12,014 | | 16,874 | | 13,764 | | 7,753 | | 4,902 | |
| Allowance for loan losses | 2,710 | | 2,679 | | 2,746 | | 2,587 | | 2,698 | | 2,199 | |
| Unearned interest | 3,324 | | 4,132 | | 9,067 | | 10,002 | | 12,750 | | 13,964 | |
| Deferred loan fees | 425 | | 355 | | 272 | | 267 | | 429 | | 661 | |
| | 17,895 | | 19,180 | | 28,959 | | 26,620 | | 23,630 | | 21,726 | |
| Total loans, net | $460,379 | | $463,776 | | $454,347 | | $386,136 | | $365,302 | | $396,617 | |

*Source: BCSB Bancorp, preliminary prospectus.*

Exhibit II-4

# Investment Portfolio Composition

As of September 30, 2004 to December 31, 2006
(Dollars in Thousands)

| | At December 31, | September 30, | | |
|---|---|---|---|---|
| | 2006 | 2006 | 2005 | 2004 |
| **Securites Available for Sale:** | | | | |
| U.S. government and agency securities | $ 104,153 | $ 110,054 | $ 116,443 | $ 124,790 |
| Mortgage-backed securities | 82,933 | 86,801 | 112,120 | 144,260 |
| Equity investments in mutual funds | 33,346 | 33,014 | 34,943 | 34,158 |
| Total securites available for sale | 220,432 | 229,869 | 263,506 | 303,208 |
| **Investment Securities Held to Maturity:** | | | | |
| U.S. government and agency securities | 1,496 | 4,496 | 1,995 | 2,497 |
| Mortgage-backed securities | 27,620 | 28,675 | 26,470 | 26,631 |
| FHLB stock | 6,274 | 6,972 | 8,060 | 6,105 |
| Total investment securites held to maturity | 35,390 | 40,143 | 36,525 | 35,233 |
| Total | $ 255,822 | $ 270,012 | $ 300,031 | $ 338,441 |

Source: BCSB Bancorp, preliminary prospectus.

Exhibit II-5

## Deposit Account Distribution

As of September 30, 2005 to December 31, 2006
(Dollars in Thousands)

| | As of December 31, 2006 | | As of September 30, 2006 | | As of September 30, 2005 | |
|---|---|---|---|---|---|---|
| | Balance | Percent of Total Deposits | Balance | Percent of Total Deposits | Balance | Percent of Total Deposits |
| | (Dollars in Thousands) | | (Dollars in Thousands) | | | |
| NOW accounts | $ 60,284 | 10.03 % | $ 58,631 | 9.69 % | $ 63,497 | 10.62 % |
| Money market deposits | 19,334 | 3.22 | 17,650 | 2.92 | 12,180 | 2.04 |
| Passbook and savings deposits | 91,635 | 15.24 | 95,890 | 15.85 | 116,693 | 19.52 |
| Certificates less than $100K | 299,134 | 49.75 | 301,776 | 49.89 | 275,334 | 46.07 |
| Certificates greater than $100K | 130,579 | 21.72 | 130,642 | 21.60 | 129,888 | 21.73 |
| Purchase accounting premium | - | - | - | - | 18 | 0.00 |
| Accrued interest payable | 362 | 0.06 | 256 | 0.04 | 59 | 0.01 |
| Total | $601,328 | 100.00 % | $604,845 | 100.00 % | $597,669 | 100.00 % |

*Source: BCSB Bancorp, preliminary prospectus.*

Exhibit II-6
**Branch Office Network**
As of December 31, 2005
(Dollars in Thousands)

| Location | Owned or Leased | | Opened | Net Book Value of Property |
|---|---|---|---|---|
| Corporation Headquarters and Administrative Offices | | | | |
| 4111 E. Joppa Road | Owned | | 1994 | $1,150,321 |
| 4117 E. Joppa Road | Owned | | 2003 | 180,164 |
| Perry Hall Main Office | Leased | (1) | 1955 | $181,071 |
| Bel Air Office | Leased | | 1975 | |
| Dundalk Office | Leased | | 1976 | |
| Timonium Office | Leased | | 1978 | |
| Catonsville Office | Leased | | 2003 | |
| Abingdon Office | Leased | (1) | 1999 | $411,300 |
| Forest Hill Office | Leased | (1) | 1999 | $357,545 |
| Essex Office | Leased | | 1999 | |
| Hickory Office | Leased | (1) | 2000 | $411,917 |
| White Marsh | Leased | (1) | 2000 | $497,619 |
| Caney | Leased | | 2001 | |
| Lutherville | Owned | | 2002 | $636,310 |
| Golden Ring | Leased | | 2002 | |
| Hamilton | Owned | | 2002 | $159,598 |
| Ellicott City | Leased | | 2002 | |
| Honeygo | Leased | (1) | 2005 | $704,857 |
| Sparks | Leased | (1) | 2005 | $661,604 |
| Owings Mills | Leased | (1) | 2005 | $806,855 |

(1) Building is owned, but the land is leased

*Source: BCSB Bancorp, preliminary prospectus.*

Exhibit III
Financial Performance and Market Valuation Data for All Public Thrifts
Based on Closing Market Prices as of March 21, 2007

| Company | Ticker | State | Total Assets ($Mil.) | LTM ROA (%) | LTM ROE (%) | Total Equity/ Assets (%) | Tang. Equity/ Assets (%) | Closing Price 3/21/07 ($) | Total Market Value ($Mil.) | Price/ LTM EPS (x) | Price/ Core EPS (x) | Price/ Book Value (%) | Price/ Tang. Book (%) | Price/ Total Assets (%) | Div. Yield (%) |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **All Public Thrifts (non-MHCs)** | | | | | | | | | | | | | | | |
| Alaska Pacific Bancshares, Inc. | AKPB | AK | 179 | 0.60 | 6.23 | 9.90 | 9.89 | 25.40 | 16.3 | 15.6 | 14.6 | 91.8 | 91.9 | 9.08 | 1.42 |
| Allied First Bancorp, Inc. | AFBA | IL | 160 | 0.28 | 4.31 | 6.70 | NA | 16.40 | 8.4 | 18.9 | 18.9 | 78.1 | 82.0 | 5.23 | - |
| AMB Financial Corp. | AMFC | IN | 182 | 0.37 | 4.47 | 8.04 | 8.04 | 15.40 | 16.1 | 24.1 | 25.0 | 109.9 | 109.9 | 8.84 | 2.08 |
| Ameriana Bancorp | ASBI | IN | 437 | (0.22) | (2.74) | 7.58 | 7.40 | 12.57 | 38.4 | NM | NM | 115.9 | 118.9 | 8.78 | 1.27 |
| American Bancorp of New Jersey, In | ABNJ | NJ | 524 | 0.35 | 1.43 | 21.47 | 21.47 | 11.64 | 152.5 | NM | 83.1 | 135.5 | 135.5 | 29.10 | 1.37 |
| American Bank Holdings, Inc. | ABKH | MD | 364 | 1.04 | 12.32 | 7.83 | 7.83 | 24,700.00 | 39.0 | 10.8 | NA | 136.9 | 136.9 | 10.72 | - |
| Anchor BanCorp Wisconsin Inc. | ABCW | WI | 4,506 | 0.98 | 12.94 | 7.47 | 7.06 | 28.95 | 633.3 | 14.9 | 14.8 | 187.4 | 199.2 | 13.99 | 2.35 |
| ASB Financial Corp. | ASBN | OH | 206 | 0.77 | 9.02 | 8.39 | 8.39 | 19.65 | 31.3 | 20.5 | 20.6 | 181.1 | 181.1 | 15.19 | 3.46 |
| Astoria Financial Corporation | AF | NY | 21,555 | 0.80 | 13.73 | 5.64 | 4.82 | 27.24 | 2,674.0 | 15.1 | 14.8 | 206.2 | 243.2 | 11.63 | 3.82 |
| B of I Holding, Inc. | BOFI | CA | 803 | 0.44 | 4.56 | 8.89 | 8.89 | 6.95 | 57.6 | 19.9 | 21.9 | 86.8 | 86.8 | 7.20 | - |
| BancAffiliated, Inc. | BAFI | TX | 112 | 0.75 | 8.85 | 8.55 | 8.53 | 26.50 | 7.3 | 9.3 | NA | 77.0 | 77.2 | 6.58 | - |
| Bank Mutual Corporation | BKMU | WI | 3,451 | 0.59 | 3.89 | 15.47 | 14.08 | 11.57 | 685.4 | 34.0 | 34.8 | 130.6 | 146.8 | 20.20 | 2.77 |
| BankAtlantic Bancorp, Inc. | BBX | FL | 6,496 | 0.24 | 2.93 | 8.08 | 6.97 | 11.83 | 665.1 | 47.3 | 36.0 | 137.6 | 163.6 | 11.12 | 1.39 |
| BankFinancial Corporation | BFIN | IL | 1,613 | 0.61 | 3.02 | 20.21 | 18.58 | 16.65 | 390.3 | 37.0 | 39.0 | 124.1 | 137.7 | 25.09 | 1.68 |
| BankUnited Financial Corporation | BKUNA | FL | 13,811 | 0.74 | 13.28 | 5.66 | 5.47 | 22.83 | 828.3 | 9.1 | 9.2 | 108.3 | 112.5 | 6.07 | 0.09 |
| Benjamin Franklin Bancorp, Inc. | BFBC | MA | 914 | 0.53 | 4.35 | 11.97 | 8.28 | 14.26 | 117.6 | 23.8 | 22.2 | 107.5 | 162.1 | 12.88 | 1.12 |
| Berkshire Hills Bancorp, Inc. | BHLB | MA | 2,150 | 0.53 | 4.40 | 12.01 | 6.75 | 34.07 | 298.5 | 26.4 | 22.0 | 115.0 | 217.0 | 13.81 | 1.64 |
| BFC Financial Corporation | BFF | FL | 7,606 | (0.03) | (1.24) | 2.33 | 1.33 | 4.77 | 172.6 | NM | NM | 105.2 | 200.5 | 2.25 | - |
| Blue River Bancshares, Inc. | BRBI | IN | 226 | 0.28 | 3.40 | 7.82 | 6.41 | 5.69 | 20.0 | 33.5 | NA | 112.7 | 139.5 | 8.81 | 1.41 |
| Broadway Financial Corporation | BYFC | CA | 301 | 0.58 | 8.96 | 6.65 | 6.65 | 11.20 | 18.3 | 12.4 | 12.5 | 105.0 | 105.0 | 6.14 | 1.79 |
| Brookline Bancorp, Inc. | BRKL | MA | 2,373 | 0.89 | 3.53 | 24.56 | 22.91 | 12.95 | 797.3 | 38.1 | 38.8 | 136.8 | 149.9 | 33.59 | 2.63 |
| Carver Bancorp, Inc. | CNY | NY | 765 | 0.35 | 4.85 | 6.57 | 5.82 | 16.20 | 40.7 | 18.0 | 11.7 | 81.0 | 92.3 | 5.33 | 2.22 |
| CCSB Financial Corp. | CCFC | MO | 96 | (0.08) | (0.56) | 13.62 | 13.62 | 14.04 | 11.8 | NM | NM | 90.5 | 90.5 | 12.33 | - |
| Central Bancorp, Inc. | CEBK | MA | 565 | 0.27 | 3.78 | 7.21 | 6.84 | 31.25 | 51.3 | 30.3 | 38.2 | 125.7 | 133.0 | 9.06 | 2.30 |
| Central Federal Corporation | CFBK | OH | 236 | (0.02) | (0.12) | 12.32 | 12.32 | 7.00 | 31.8 | NM | NM | 109.4 | 109.4 | 13.48 | 5.14 |
| CFS Bancorp, Inc. | CITZ | IN | 1,254 | 0.42 | 3.96 | 10.51 | 10.41 | 14.86 | 164.5 | 31.6 | 34.8 | 125.5 | 126.8 | 13.19 | 3.23 |
| Chicopee Bancorp, Inc. | CBNK | MA | 450 | (0.60) | (3.59) | 24.09 | 24.09 | 14.65 | 109.0 | NA | NA | 100.5 | 100.5 | 24.21 | - |
| Citizens Community Bancorp, Inc. | CZWI | WI | 290 | 0.06 | 0.45 | 26.77 | 24.90 | 9.45 | 67.3 | NM | NM | 86.7 | 95.6 | 23.20 | 2.12 |
| Citizens First Bancorp, Inc. | CTZN | MI | 1,775 | 0.53 | 5.30 | 9.99 | 9.35 | 24.02 | 195.8 | 21.1 | 21.1 | 115.1 | 123.8 | 11.50 | 1.50 |
| Citizens South Banking Corporation | CSBC | NC | 743 | 0.76 | 6.42 | 11.56 | 7.63 | 12.73 | 102.1 | 19.0 | 18.8 | 120.0 | 190.0 | 13.87 | 2.36 |
| CKF Bancorp, Inc. | CKFBE | KY | 159 | 0.89 | 8.65 | 10.49 | 9.87 | 15.50 | 20.6 | 14.2 | 14.2 | 120.3 | 128.7 | 12.62 | 4.65 |
| Coddle Creek Financial Corp. | CDLX | NC | 149 | 0.29 | 2.28 | 13.45 | 13.45 | 28.75 | 18.1 | 37.3 | 41.1 | NA | NA | NA | 8.35 |
| Community Financial Corporation | CFFC | VA | 450 | 0.96 | 11.62 | 8.50 | 8.50 | 11.76 | 50.4 | 12.4 | 12.4 | 131.8 | 131.8 | 11.20 | 2.21 |
| Community First Bancorp, Inc. | CFBC | KY | 77 | (0.57) | (14.84) | 3.63 | 3.63 | 7.00 | 2.3 | NM | NM | 82.0 | 82.0 | 2.97 | - |

Exhibit III
Financial Performance and Market Valuation Data for All Public Thrifts
Based on Closing Market Prices as of March 21, 2007

| Company | Ticker | State | Total Assets ($Mil.) | LTM ROA (%) | LTM ROE (%) | Total Equity/ Assets (%) | Tang. Equity/ Assets (%) | Closing Price 3/21/07 ($) | Total Market Value ($Mil.) | Price/ LTM EPS (x) | Price/ Core EPS (x) | Price/ Book Value (%) | Price/ Tang. Book (%) | Price/ Total Assets (%) | Div. Yield (%) |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Community Investors Bancorp, Inc. | CIBN | OH | 130 | 0.59 | 6.34 | 8.37 | 8.37 | 14.50 | 12.8 | NA | NA | NA | NA | NA | 2.76 |
| Crazy Woman Creek Bancorp Incorp | CRZY | WY | 125 | 0.71 | 8.02 | 8.48 | 8.35 | 20.75 | 13.2 | 17.3 | 18.2 | 125.3 | 127.5 | 10.63 | 2.31 |
| Dime Community Bancshares, Inc. | DCOM | NY | 3,173 | 0.98 | 10.43 | 9.16 | 7.54 | 13.67 | 494.1 | 15.7 | 16.4 | 171.5 | 206.2 | 15.71 | 4.10 |
| Downey Financial Corp. | DSL | CA | 16,209 | 1.19 | 15.80 | 8.65 | 8.63 | 68.48 | 1,907.4 | 9.3 | 9.4 | 136.0 | 136.3 | 11.77 | 0.70 |
| DSA Financial Corporation | DSFN | IN | 110 | 0.75 | 4.52 | 15.60 | 15.60 | 12.90 | 21.7 | 26.3 | 29.3 | 126.8 | 126.8 | 19.79 | 3.26 |
| East Side Financial, Inc. | ESDF | IL | 136 | 0.32 | 3.54 | 9.54 | 9.54 | 37.75 | 10.7 | NA | NA | 82.9 | 82.9 | 7.91 | 0.53 |
| East Texas Financial Services, Inc. | ETFS | TX | 230 | 0.20 | 2.11 | 9.65 | 8.79 | 16.20 | 21.2 | 46.3 | 46.3 | 95.6 | 106.0 | 9.23 | 1.23 |
| ebank Financial Services, Inc. | EBDC | GA | 139 | 0.10 | 1.21 | 7.59 | 7.59 | 0.90 | 6.5 | NM | NM | 100.1 | 100.1 | 4.82 | - |
| Elmira Savings Bank, FSB | ESBK | NY | 371 | 0.49 | 7.21 | 6.63 | 6.57 | 28.03 | 37.3 | 22.1 | 16.3 | 151.4 | 152.9 | 10.04 | 3.00 |
| ESB Financial Corporation | ESBF | PA | 1,923 | 0.56 | 8.55 | 6.69 | 4.46 | 10.88 | 139.8 | 13.1 | 13.7 | 108.8 | 166.8 | 7.27 | 3.68 |
| Federal Trust Corporation | FDT | FL | 723 | 0.46 | 6.70 | 7.56 | 7.56 | 9.90 | 93.0 | 26.8 | 27.0 | 168.9 | 168.9 | 12.76 | 1.62 |
| FFD Financial Corporation | FFDF | OH | 167 | 1.00 | 8.72 | 10.46 | 10.46 | 16.51 | 18.3 | 12.3 | 12.4 | 104.4 | 104.4 | 10.92 | 3.39 |
| FFW Corporation | FFWC | IN | 287 | 1.09 | 12.29 | 8.77 | NA | 25.75 | 31.5 | 10.7 | 11.7 | 125.4 | NA | 10.99 | 2.95 |
| Fidelity Bancorp, Inc. | FSBI | PA | 739 | 0.56 | 9.44 | 6.09 | 5.74 | 18.60 | 55.5 | 14.0 | 16.6 | 123.1 | 131.2 | 7.51 | 3.01 |
| Fidelity Federal Bancorp | FDLB | IN | 219 | 0.38 | 5.60 | 7.04 | 7.04 | 20.00 | 16.7 | 18.9 | 18.9 | 108.5 | 108.5 | 7.64 | 5.00 |
| First Bancorp of Indiana, Inc. | FBEI | IN | 364 | 0.27 | 2.80 | 9.42 | 7.66 | 17.60 | 32.6 | 33.2 | 33.2 | 94.2 | 118.0 | 8.87 | 3.41 |
| First Bancshares, Inc. | FBSI | MO | 237 | (0.09) | (0.82) | 11.18 | 11.06 | 16.90 | 26.2 | NM | NA | 99.0 | 100.2 | 11.07 | - |
| First BancTrust Corporation | FBTC | IL | 311 | 0.39 | 4.27 | 8.57 | 8.29 | 12.09 | 28.0 | 25.2 | 23.9 | 105.2 | 109.1 | 9.02 | 1.98 |
| First Capital Bancshares, Inc. | FCPB | SC | 52 | 1.12 | 11.93 | 9.82 | 9.82 | 9.45 | 5.3 | NA | NA | 104.4 | 104.4 | 10.25 | - |
| First Capital, Inc. | FCAP | IN | 457 | 0.84 | 8.64 | 9.65 | 8.49 | 18.01 | 51.3 | 13.9 | 13.9 | 116.3 | 133.8 | 11.21 | 3.78 |
| First Clover Leaf Financial Corp. | FCLF | IL | 341 | 0.87 | 3.43 | 27.32 | 24.76 | 11.00 | 99.8 | 47.8 | 48.4 | 107.2 | 122.5 | 29.29 | 2.18 |
| First Community Bank Corporation o | FCFL | FL | 372 | 1.09 | 12.19 | 8.82 | 8.71 | 19.46 | 78.4 | 21.4 | 22.7 | 239.2 | 242.3 | 21.09 | - |
| First Defiance Financial Corp. | FDEF | OH | 1,528 | 1.04 | 10.03 | 10.46 | 8.15 | 28.05 | 200.7 | 12.9 | 13.2 | 125.3 | 165.1 | 13.11 | 3.57 |
| First Federal Bancshares of Arkansas | FFBH | AR | 852 | 0.85 | 9.40 | 8.87 | 8.87 | 23.97 | 116.7 | 16.7 | 17.5 | 153.5 | 153.5 | 13.60 | 2.67 |
| First Federal Bankshares, Inc. | FFSX | IA | 601 | 0.49 | 4.17 | 11.60 | 8.79 | 21.40 | 73.1 | 24.9 | 24.9 | 104.8 | 142.7 | 12.15 | 1.96 |
| First Federal of Northern Michigan B | FFNM | MI | 281 | 0.16 | 1.29 | 12.62 | 11.36 | 9.25 | 28.1 | 61.7 | 58.0 | 79.2 | 89.2 | 9.99 | 2.16 |
| First Financial Holdings, Inc. | FFCH | SC | 2,655 | 1.04 | 15.32 | 7.08 | 6.28 | 35.99 | 434.3 | 16.0 | 16.0 | 231.0 | 262.9 | 16.36 | 2.78 |
| First Franklin Corporation | FFHS | OH | 332 | 0.43 | 5.40 | 7.75 | 7.75 | 17.50 | 29.5 | 21.9 | 56.1 | 114.6 | 114.6 | 8.89 | 2.06 |
| First Independence Corporation | FFSL | KS | 180 | 0.68 | 7.63 | 9.11 | 9.11 | 17.90 | 15.8 | 12.9 | 13.1 | 96.1 | 96.1 | 8.75 | 3.91 |
| First Keystone Financial, Inc. | FKFS | PA | 520 | 0.13 | 2.42 | 6.60 | 6.60 | 19.75 | 48.0 | 56.4 | 127.6 | 139.7 | 139.7 | 9.21 | - |
| First Mutual Bancshares, Inc. | FMSB | WA | 1,079 | 1.01 | 16.89 | 6.49 | 6.49 | 22.38 | 149.5 | 14.0 | 14.3 | 213.4 | 213.4 | 13.84 | 1.61 |
| First Niagara Financial Group, Inc. | FNFG | NY | 7,946 | 1.14 | 6.67 | 17.46 | 8.88 | 14.35 | 1,568.3 | 16.9 | 17.4 | 110.5 | 239.6 | 19.29 | 3.62 |
| First Niles Financial, Inc. | FNFI | OH | 97 | 0.67 | 4.13 | 16.69 | 16.69 | 11.85 | 16.4 | 23.7 | 37.2 | 101.5 | 101.5 | 16.95 | 5.40 |
| First PacTrust Bancorp, Inc. | FPTB | CA | 808 | 0.59 | 5.91 | 10.11 | 10.11 | 26.06 | 114.8 | 23.3 | 23.3 | 131.7 | 131.7 | 13.32 | 2.76 |
| First Place Financial Corp. | FPFC | OH | 3,074 | 0.85 | 8.51 | 10.55 | 7.44 | 21.72 | 379.4 | 14.3 | 13.1 | 117.0 | 171.6 | 12.34 | 2.85 |

Exhibit III
Financial Performance and Market Valuation Data for All Public Thrifts
Based on Closing Market Prices as of March 21, 2007

| Company | Ticker | State | Total Assets ($Mil.) | LTM ROA (%) | LTM ROE (%) | Total Equity/ Assets (%) | Tang. Equity/ Assets (%) | Closing Price 3/21/07 ($) | Total Market Value ($Mil.) | Price/ LTM EPS (x) | Price/ Core EPS (x) | Price/ Book Value (%) | Price/ Tang. Book (%) | Price/ Total Assets (%) | Div. Yield (%) |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| First Star Bancorp, Inc. | FSSB | PA | 587 | 0.40 | 7.29 | 6.07 | 6.07 | 35.50 | 20.9 | 8.8 | NA | 59.3 | 59.3 | 3.56 | 0.11 |
| FirstFed Financial Corp. | FED | CA | 9,296 | 1.27 | 20.28 | 7.58 | 7.57 | 59.92 | 992.9 | 7.8 | 7.8 | 141.6 | 141.8 | 10.73 | - |
| Flagstar Bancorp, Inc. | FBC | MI | 15,497 | 0.49 | 9.42 | 5.24 | 5.24 | 13.28 | 845.0 | 11.4 | 10.1 | 104.0 | 104.0 | 5.45 | 3.01 |
| Flushing Financial Corporation | FFIC | NY | 2,837 | 0.84 | 11.14 | 7.70 | 7.11 | 17.26 | 365.1 | 15.1 | 15.2 | 166.9 | 182.0 | 12.85 | 2.78 |
| FPB Financial Corp. | FPBF | LA | 135 | 0.73 | 11.61 | 6.26 | 6.26 | 38.45 | 10.8 | 11.5 | 11.6 | 127.8 | 127.8 | 8.00 | 1.25 |
| Franklin Bank Corp. | FBTX | TX | 5,537 | 0.38 | 6.08 | 7.81 | 5.06 | 18.94 | 447.2 | 29.1 | 18.4 | 127.1 | 243.8 | 8.08 | - |
| Great American Bancorp, Inc. | GTPS | IL | 142 | 1.07 | 8.92 | 12.27 | 11.97 | 32.75 | 22.2 | 14.9 | 14.9 | 127.8 | 131.5 | 15.68 | 1.34 |
| Great Lakes Bancorp, Inc. | GLK | NY | 884 | (0.10) | (0.85) | 15.32 | 14.08 | 12.05 | 131.6 | NM | NM | 97.1 | 107.3 | 14.88 | - |
| Great Pee Dee Bancorp, Inc. | PEDE | SC | 220 | 0.80 | 6.42 | 12.33 | 12.09 | 15.44 | 27.6 | 15.6 | 14.7 | 101.9 | 104.1 | 12.55 | 4.15 |
| Greater Atlantic Financial Corp. | GAFC | VA | 287 | (1.36) | (37.18) | 2.82 | 2.49 | 2.50 | 7.6 | NM | NM | 93.6 | 106.2 | 2.64 | - |
| GS Financial Corp. | GSLA | LA | 168 | 1.21 | 8.16 | 16.21 | 16.21 | 20.96 | 26.5 | 12.1 | NA | 97.3 | 97.3 | 15.76 | 1.91 |
| Guaranty Bancorp, Inc. | GUAA | NH | 291 | 0.83 | 9.89 | 8.24 | 8.24 | 34.00 | 33.0 | 14.3 | NA | 137.6 | 137.6 | 11.34 | - |
| Hampden Bancorp, Inc. | HBNK | MA | NA | NA | NA | NA | NA | 12.15 | 96.6 | NA | NA | NA | NA | NA | - |
| Harleysville Savings Financial Corpo | HARL | PA | 750 | 0.50 | 8.05 | 6.51 | 6.51 | 17.25 | 67.5 | 17.6 | 17.7 | 136.5 | 136.5 | 8.89 | 3.94 |
| Harrington West Financial Group, In | HWFG | CA | 1,154 | 0.72 | 12.85 | 5.86 | 5.34 | 16.75 | 91.5 | 11.3 | 10.8 | 135.1 | 149.3 | 7.92 | 2.99 |
| HF Financial Corp. | HFFC | SD | 1,012 | 0.56 | 9.49 | 5.99 | 5.53 | 18.25 | 72.6 | 13.7 | 20.6 | 119.8 | 130.4 | 7.17 | 2.30 |
| High Country Bancorp, Inc. | HCBC | CO | 201 | 0.47 | 5.20 | 9.06 | 9.06 | 20.50 | 17.7 | 19.2 | NA | 97.0 | 97.0 | 8.79 | 2.44 |
| Hingham Institution for Savings | HIFS | MA | 692 | 0.71 | 9.19 | 7.49 | 7.49 | 36.34 | 76.9 | 16.6 | 16.6 | 148.5 | 148.5 | 11.13 | 2.20 |
| HMN Financial, Inc. | HMNF | MN | 978 | 0.86 | 8.85 | 9.53 | 9.16 | 34.00 | 146.9 | 16.2 | 16.3 | 157.6 | 164.5 | 15.01 | 2.94 |
| Home City Financial Corporation | HCFL | OH | 149 | 0.53 | 5.80 | 9.30 | 9.16 | 15.96 | 13.3 | 16.8 | 16.8 | 96.2 | 97.7 | 8.94 | 3.01 |
| Home Financial Bancorp | HWEN | IN | 75 | 0.36 | 3.75 | 9.97 | 9.97 | 4.96 | 6.7 | 24.8 | 28.6 | 89.7 | 89.7 | 8.95 | 2.42 |
| Home Loan Financial Corporation | HLFN | OH | 158 | 0.25 | 2.11 | 11.69 | 11.69 | 14.85 | 22.3 | 55.0 | 55.0 | 120.6 | 120.6 | 14.10 | 5.39 |
| HopFed Bancorp, Inc. | HFBC | KY | 771 | 0.56 | 7.79 | 6.79 | 5.73 | 15.88 | 57.6 | 14.7 | 14.1 | 110.1 | 131.8 | 7.47 | 3.02 |
| Horizon Financial Services Corporati | HZFS | IA | 132 | (0.34) | (3.79) | 8.31 | 8.31 | 11.55 | 9.0 | NM | NM | 82.1 | 82.1 | 6.82 | 2.42 |
| Hudson City Bancorp, Inc. | HCBK | NJ | 35,507 | 0.91 | 5.70 | 13.89 | 13.49 | 13.91 | 7,735.1 | 26.3 | 26.3 | 146.9 | 152.0 | 20.40 | 2.30 |
| Independence Federal Savings Bank | IFSB | DC | 159 | (1.96) | (22.69) | 8.14 | 8.14 | 10.32 | 16.0 | NM | NM | 124.2 | 124.2 | 10.11 | - |
| Indian Village Bancorp, Inc. | IDVB | OH | 108 | (0.14) | (1.89) | 7.53 | 7.53 | 20.25 | 8.9 | NM | NA | 103.2 | 103.2 | 7.76 | 0.79 |
| IndyMac Bancorp, Inc. | NDE | CA | 29,495 | 1.17 | 19.09 | 6.88 | 6.52 | 30.19 | 2,183.6 | 6.3 | 6.2 | 108.7 | 115.1 | 7.47 | 6.62 |
| Jefferson Bancshares, Inc. | JFBI | TN | 330 | 0.46 | 1.96 | 22.46 | 22.46 | 12.80 | 82.8 | 51.2 | 46.3 | 112.4 | 112.4 | 25.25 | 1.88 |
| KNBT Bancorp, Inc. | KNBT | PA | 2,899 | 0.79 | 6.63 | 12.28 | 8.07 | 15.53 | 429.4 | 17.9 | 21.9 | 114.9 | 182.3 | 14.11 | 2.06 |
| KS Bancorp, Inc. | KSBI | NC | 287 | 0.78 | 13.47 | 6.04 | 6.04 | 29.00 | 38.0 | 17.4 | 17.3 | 219.4 | 219.4 | 13.24 | 1.79 |
| Legacy Bancorp, Inc. | LEGC | MA | 808 | 0.36 | 1.92 | 18.56 | 18.24 | 15.61 | 160.9 | 53.8 | 42.7 | 107.3 | 109.5 | 19.91 | 1.02 |
| Lexington B&L Financial Corp. | LXMO | MO | 133 | 0.67 | 6.39 | 11.27 | 10.75 | 26.00 | 16.2 | 17.9 | 18.0 | 107.9 | 113.9 | 12.17 | 1.54 |
| Liberty Bancorp, Inc. | LBCP | MO | 295 | 0.62 | 5.35 | 16.86 | 16.86 | 10.99 | 52.3 | 30.5 | 30.5 | 105.2 | 105.2 | 17.73 | 0.91 |
| Logansport Financial Corp. | LOGN | IN | 160 | 0.62 | 5.72 | 11.00 | 11.00 | 16.05 | 14.0 | 14.1 | 18.1 | 79.5 | 79.5 | 8.74 | 3.74 |

Exhibit III
Financial Performance and Market Valuation Data for All Public Thrifts
Based on Closing Market Prices as of March 21, 2007

| Company | Ticker | State | Total Assets ($Mil.) | LTM ROA (%) | LTM ROE (%) | Total Equity/ Assets (%) | Tang. Equity/ Assets (%) | Closing Price 3/21/07 ($) | Total Market Value ($Mil.) | Price/ LTM EPS (x) | Price/ Core EPS (x) | Price/ Book Value (%) | Price/ Tang. Book (%) | Price/ Total Assets (%) | Div. Yield (%) |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| LSB Corporation | LSBX | MA | 543 | 0.02 | 0.22 | 10.69 | 10.69 | 16.55 | 76.0 | NM | 40.1 | 130.9 | 130.9 | 14.00 | 3.38 |
| LSB Financial Corp. | LSBI | IN | 368 | 0.91 | 9.88 | 9.46 | 9.46 | 26.00 | 41.7 | 12.6 | 12.6 | 119.7 | 119.7 | 11.32 | 3.08 |
| MAF Bancorp, Inc. | MAFB | IL | 11,120 | 0.75 | 8.04 | 9.64 | 6.21 | 42.49 | 1,399.1 | 16.9 | 15.4 | 130.4 | 210.2 | 12.57 | 2.54 |
| Malaga Financial Corporation | MLGF | CA | 633 | 0.90 | 11.57 | 7.56 | 7.56 | 10.15 | 58.6 | 11.5 | 11.9 | 122.2 | 122.2 | 9.24 | 3.15 |
| MASSBANK Corp. | MASB | MA | 844 | 0.82 | 6.74 | 12.67 | 12.56 | 32.99 | 143.1 | 20.5 | 22.0 | 133.2 | 134.6 | 16.88 | 3.39 |
| Mayflower Bancorp, Inc. | MFLR | MA | 239 | 0.46 | 5.97 | 8.11 | 8.09 | 10.91 | 22.8 | 20.6 | 20.6 | 117.8 | 118.1 | 9.56 | 3.67 |
| Meta Financial Group, Inc. | CASH | IA | 755 | 0.02 | 0.34 | 5.78 | 5.35 | 31.10 | 79.4 | NM | NM | 181.0 | 196.3 | 10.47 | 1.67 |
| MFB Corp. | MFBC | IN | 502 | 0.73 | 9.60 | 7.99 | 7.33 | 33.53 | 44.4 | 12.5 | 13.4 | 110.7 | 121.5 | 8.84 | 1.97 |
| Midland Capital Holdings Corporatio | MCPH | IL | 125 | 0.68 | 6.60 | 10.88 | 10.88 | 42.55 | 15.9 | 18.1 | 18.4 | 116.6 | 116.6 | 12.68 | 2.26 |
| Monadnock Bancorp, Inc. | MNKB | NH | 87 | 0.12 | 1.54 | 11.03 | 10.80 | 6.75 | 8.7 | NM | 79.7 | 90.7 | 92.9 | 10.01 | - |
| Mutual Community Savings Bank, In | MTUC | NC | 87 | (1.01) | (12.85) | 7.45 | 7.45 | 9.10 | 3.3 | NM | NM | 51.1 | 51.1 | 3.81 | 3.63 |
| MutualFirst Financial, Inc. | MFSF | IN | 961 | 0.49 | 5.39 | 9.08 | NA | 19.91 | 87.0 | 17.9 | 17.9 | 99.6 | 120.2 | 9.05 | 3.01 |
| NASB Financial, Inc. | NASB | MO | 1,560 | 1.31 | 13.06 | 10.23 | 10.06 | 35.34 | 294.0 | 14.8 | 14.9 | 184.3 | 187.7 | 18.85 | 2.55 |
| NetBank, Inc. | NTBK | GA | 3,687 | (4.66) | (59.48) | 6.21 | 5.08 | 2.06 | 109.0 | NM | NM | 47.7 | 58.9 | 2.96 | - |
| New England Bancshares, Inc. | NEBS | CT | 277 | 0.41 | 1.91 | 20.60 | 20.10 | 12.87 | 68.8 | 61.3 | 62.9 | 120.9 | 124.6 | 24.89 | 0.93 |
| New Hampshire Thrift Bancshares, Ir | NHTB | NH | 672 | 0.77 | 11.08 | 7.20 | 5.50 | 15.75 | 64.1 | 13.5 | 13.6 | 136.0 | 181.5 | 9.80 | 3.30 |
| New York Community Bancorp, Inc. | NYB | NY | 28,482 | 0.83 | 6.57 | 12.95 | 5.47 | 17.55 | 5,189.4 | 21.7 | 19.7 | 139.7 | 359.6 | 18.10 | 5.70 |
| NewAlliance Bancshares, Inc. | NAL | CT | 7,248 | 0.70 | 3.65 | 18.80 | 12.73 | 16.56 | 1,878.8 | 33.8 | 32.4 | 133.2 | 211.2 | 25.04 | 1.45 |
| Newport Bancorp, Inc. | NFSB | RI | 290 | (0.58) | (4.34) | 20.65 | 20.65 | 13.90 | 67.8 | NA | NA | 113.1 | 113.1 | 23.35 | - |
| North Central Bancshares, Inc. | FFFD | IA | 516 | 0.96 | 11.24 | 8.18 | 7.29 | 40.86 | 56.4 | 12.3 | 12.3 | 133.7 | 151.5 | 10.94 | 3.43 |
| Northeast Indiana Bancorp, Inc. | NIDB | IN | 230 | 0.56 | 5.49 | 10.51 | 10.35 | 15.85 | 21.3 | 16.3 | 18.9 | 88.4 | 89.9 | 9.29 | 4.04 |
| NorthWest Indiana Bancorp | NWIN | IN | 619 | 1.04 | 13.43 | 8.08 | 8.08 | 31.10 | 87.1 | 13.5 | 13.5 | 174.1 | 174.1 | 14.07 | 4.63 |
| OC Financial, Inc. | OCFL | OH | 64 | (1.12) | (10.36) | 10.36 | 10.36 | 10.95 | 6.1 | NM | NM | 92.2 | 92.2 | 9.55 | - |
| OceanFirst Financial Corp. | OCFC | NJ | 2,074 | 0.91 | 13.91 | 6.67 | 6.62 | 20.02 | 245.5 | 12.6 | 12.6 | 177.3 | 178.9 | 11.83 | 4.00 |
| Ohio Savings Financial Corporation | OHSF | OH | 17,243 | 1.09 | 14.46 | 7.37 | 7.37 | 11,775.00 | 1,974.1 | NA | NA | NA | NA | NA | - |
| Osage Bancshares, Inc. | OSBK | OK | 116 | 0.58 | 4.81 | 11.56 | 11.56 | 9.75 | NA | NA | NA | NA | NA | NA | - |
| Pacific Premier Bancorp, Inc. | PPBI | CA | 731 | 1.07 | 13.48 | 7.98 | 7.98 | 11.47 | 72.7 | 10.3 | 10.3 | 124.7 | 124.7 | 9.94 | - |
| Pamrapo Bancorp, Inc. | PBCI | NJ | 637 | 1.02 | 10.95 | 9.20 | 9.20 | 22.30 | 111.0 | 17.0 | 17.8 | 189.5 | 189.5 | 17.43 | 4.13 |
| Park Bancorp, Inc. | PFED | IL | 227 | - | - | 12.82 | 12.82 | 34.00 | 37.9 | NM | NM | 123.6 | 123.6 | 16.04 | 2.12 |
| Parkvale Financial Corporation | PVSA | PA | 1,864 | 0.74 | 11.17 | 6.86 | 5.25 | 28.85 | 164.4 | 12.0 | 12.2 | 128.5 | 170.9 | 8.81 | 2.77 |
| Partners Trust Financial Group, Inc. | PRTR | NY | 3,747 | 0.62 | 4.67 | 13.21 | 6.92 | 11.97 | 525.3 | 22.6 | 21.6 | 106.7 | 219.2 | 14.09 | 2.34 |
| Peoples Bancorp | PFDC | IN | 500 | 0.62 | 4.81 | 12.55 | 12.11 | 20.17 | 63.6 | 21.7 | 21.2 | 102.4 | 106.6 | 12.85 | 3.77 |
| Peoples Community Bancorp, Inc. | PCBI | OH | 1,028 | (0.38) | (4.53) | 8.52 | 5.79 | 17.50 | 84.0 | NM | NM | 95.9 | 145.3 | 8.17 | 3.43 |
| Peoples-Sidney Financial Corporatioi | PSFC | OH | 138 | 0.78 | 6.70 | 11.07 | 11.07 | 13.75 | 18.7 | 17.2 | 17.2 | 122.6 | 122.6 | 13.57 | 4.65 |
| Perpetual Federal Savings Bank | PFOH | OH | 363 | 1.04 | 7.00 | 15.34 | 15.34 | 25.35 | 62.6 | 16.3 | 16.4 | 112.4 | 112.4 | 17.24 | 3.94 |

Exhibit III
Financial Performance and Market Valuation Data for All Public Thrifts
Based on Closing Market Prices as of March 21, 2007

| Company | Ticker | State | Total Assets ($Mil.) | LTM ROA (%) | LTM ROE (%) | Total Equity/ Assets (%) | Tang. Equity/ Assets (%) | Closing Price 3/21/07 ($) | Total Market Value ($Mil.) | Price/ LTM EPS (x) | Price/ Core EPS (x) | Price/ Book Value (%) | Price/ Tang. Book (%) | Price/ Total Assets (%) | Div. Yield (%) |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| PFF Bancorp, Inc. | PFB | CA | 4,615 | 1.27 | 14.94 | 8.68 | 8.66 | 31.87 | 784.4 | 14.1 | 14.3 | 195.8 | 196.4 | 17.00 | 2.38 |
| Prince George's Federal Savings Banl | PCGO | MD | 99 | 1.02 | 8.73 | 12.62 | 12.62 | 25.25 | NA | NA | NA | NA | NA | NA | 2.97 |
| Provident Financial Holdings, Inc. | PROV | CA | 1,770 | 0.86 | 10.27 | 7.56 | 7.56 | 28.53 | 190.8 | 14.0 | 15.8 | 142.7 | 142.7 | 10.79 | 2.52 |
| Provident Financial Services, Inc. | PFS | NJ | 5,743 | 0.92 | 5.17 | 17.75 | 11.11 | 17.71 | 1,121.3 | 20.4 | 20.7 | 109.9 | 190.0 | 19.50 | 2.26 |
| Provident New York Bancorp | PBNY | NY | 2,796 | 0.71 | 4.97 | 14.71 | 9.11 | 14.57 | 622.4 | 31.0 | 31.6 | 151.3 | 260.6 | 22.25 | 1.37 |
| Pulaski Financial Corp. | PULB | MO | 1,035 | 1.15 | 14.33 | 7.50 | 7.09 | 15.69 | 156.0 | 15.1 | 18.3 | 201.4 | 214.1 | 15.10 | 2.17 |
| PVF Capital Corp. | PVFC | OH | 916 | 0.57 | 7.47 | 7.72 | 7.72 | 12.25 | 94.7 | 18.3 | 18.3 | 133.9 | 133.9 | 10.33 | 2.42 |
| Rainier Pacific Financial Group, Inc. | RPFG | WA | 903 | 0.33 | 3.45 | 9.73 | 9.40 | 20.65 | 136.0 | 41.3 | 41.3 | 144.1 | 149.8 | 14.02 | 1.26 |
| Redwood Financial, Inc. | REDW | MN | 86 | 0.41 | 3.89 | 9.45 | 9.45 | 17.25 | 7.4 | 26.1 | 26.1 | 94.6 | 94.6 | 8.95 | - |
| River Valley Bancorp | RIVR | IN | 342 | 0.59 | 8.27 | 7.06 | 7.05 | 17.50 | 28.3 | 14.8 | 14.6 | 117.5 | 117.6 | 8.29 | 4.57 |
| Riverview Bancorp, Inc. | RVSB | WA | 836 | 1.45 | 11.98 | 11.73 | 8.86 | 15.62 | 181.4 | 15.6 | 15.7 | 185.1 | 254.4 | 21.70 | 2.56 |
| RMG Capital Corporation | RMGC | CA | 650 | 0.81 | 10.20 | 6.33 | 6.29 | 24.00 | 64.6 | 15.9 | NA | 156.4 | 157.4 | 9.90 | 0.63 |
| Roebling Financial Corp, Inc. | RBLG | NJ | 132 | 0.30 | 2.27 | 12.40 | 12.40 | 12.50 | 21.4 | 56.8 | 56.8 | 130.3 | 130.3 | 16.17 | - |
| Rome Bancorp, Inc. | ROME | NY | 299 | 0.83 | 2.91 | 25.78 | 25.78 | 12.45 | 105.5 | 42.9 | 43.1 | 136.8 | 136.8 | 35.28 | 2.57 |
| Royal Financial, Inc. | RYFL | IL | 130 | 0.16 | 0.57 | 25.05 | 25.05 | 16.72 | 43.1 | NM | NM | 132.4 | 132.4 | 33.17 | - |
| San Luis Trust Bank, FSB | SNLSE | CA | 256 | 1.79 | 18.12 | 10.41 | 10.41 | 11.60 | 50.6 | 10.9 | 10.9 | 189.9 | 189.9 | 19.75 | 2.07 |
| SE Financial Corp. | SEFL | PA | 180 | (0.20) | (1.41) | 13.37 | 13.37 | 12.30 | 28.1 | NM | NM | 97.5 | 97.5 | 13.03 | 0.98 |
| Security Bancorp, Inc. | SCYT | TN | 134 | 1.11 | 12.40 | 9.68 | 9.68 | 37.75 | 15.5 | 10.4 | NA | NA | NA | NA | 1.99 |
| Security Federal Bancorp, Inc. | SIYF | AL | 71 | 0.77 | 4.79 | 16.10 | 16.10 | 17.00 | 11.8 | 22.4 | NA | 104.0 | 104.0 | 16.73 | 3.53 |
| Security Federal Corporation | SFDL | SC | 715 | 0.59 | 10.32 | 5.82 | 5.59 | 24.75 | 64.6 | 16.1 | 16.1 | 155.8 | 162.6 | 9.06 | 0.97 |
| Severn Bancorp, Inc. | SVBI | MD | 912 | 1.77 | 19.59 | 9.48 | 9.45 | 19.60 | 197.3 | 12.6 | 12.6 | 228.2 | 229.1 | 21.63 | 1.11 |
| SFB Bancorp, Inc. | SFBK | TN | 59 | 1.03 | 5.05 | 20.50 | 20.50 | 22.35 | 10.2 | NA | NA | NA | NA | NA | 0.89 |
| Sistersville Bancorp, Inc. | SVBC | WV | 53 | 0.65 | 4.08 | 15.43 | 15.43 | 17.00 | 6.7 | NA | NA | NA | NA | NA | 3.18 |
| South Street Financial Corp. | SSFC | NC | 269 | 0.56 | 5.50 | 9.70 | 9.70 | 8.50 | 25.1 | 17.4 | 16.8 | 96.3 | 96.3 | 9.34 | 4.71 |
| Southern Banc Company, Inc. | SRNN | AL | 101 | 0.01 | 0.08 | 15.25 | 15.25 | 15.00 | 12.1 | NM | NM | 78.6 | 78.6 | 11.99 | 2.33 |
| Southern Community Bancshares, Inc | SCBS | AL | 59 | 0.56 | 4.75 | 13.31 | 13.31 | 10.00 | 6.4 | NA | NA | 82.1 | 82.1 | 10.93 | 3.30 |
| SouthFirst Bancshares, Inc. | SZBI | AL | 142 | 0.38 | 5.21 | 7.05 | 6.70 | 11.75 | 8.4 | 14.9 | 15.9 | 83.0 | 87.8 | 5.86 | 3.40 |
| Sovereign Bancorp, Inc. | SOV | PA | 89,642 | 0.17 | 1.82 | 9.64 | 3.73 | 26.07 | 12,387.0 | NM | 30.4 | 146.2 | 419.4 | 13.81 | 1.23 |
| State of Franklin Bancshares, Inc. | SFKT | TN | 343 | 0.79 | 10.50 | 8.01 | 8.01 | 24.60 | 25.2 | 14.9 | 15.7 | NA | NA | NA | - |
| Sturgis Bancorp, Inc. | STBI | MI | 321 | 1.02 | 11.67 | 8.59 | 7.08 | 12.82 | 31.0 | 9.9 | 9.3 | 112.5 | 138.7 | 9.66 | 3.74 |
| Superior Bancorp | SUPR | AL | 2,441 | 0.30 | 3.55 | 11.31 | 6.34 | 11.20 | 388.2 | 53.3 | 47.0 | 140.5 | 259.9 | 15.89 | - |
| Synergy Financial Group, Inc. | SYNF | NJ | 986 | 0.42 | 4.30 | 9.99 | 9.93 | 15.86 | 180.5 | 41.7 | 41.7 | 183.3 | 184.5 | 18.30 | 1.51 |
| Teche Holding Company | TSH | LA | 695 | 1.09 | 11.99 | 9.27 | 8.77 | 44.26 | 97.7 | 13.6 | 13.8 | 152.0 | 161.5 | 14.09 | 2.80 |
| TF Financial Corporation | THRD | PA | 654 | 0.83 | 8.68 | 10.15 | 9.52 | 30.01 | 86.3 | 14.8 | 14.7 | 122.2 | 130.8 | 12.41 | 2.67 |
| Third Century Bancorp | TDCB | IN | 132 | 0.43 | 2.69 | 14.70 | 14.70 | 11.72 | 19.4 | 32.6 | 32.6 | 100.2 | 100.2 | 14.73 | 1.37 |

Exhibit III
Financial Performance and Market Valuation Data for All Public Thrifts
Based on Closing Market Prices as of March 21, 2007

| Company | Ticker | State | Total Assets ($Mil.) | LTM ROA (%) | LTM ROE (%) | Total Equity/ Assets (%) | Tang. Equity/ Assets (%) | Closing Price 3/21/07 ($) | Total Market Value ($Mil.) | Price/ LTM EPS (x) | Price/ Core EPS (x) | Price/ Book Value (%) | Price/ Tang. Book (%) | Price/ Total Assets (%) | Div. Yield (%) |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| TierOne Corporation | TONE | NE | 3,431 | 1.25 | 12.48 | 10.30 | 8.95 | 27.04 | 488.3 | 11.2 | 11.3 | 138.1 | 161.2 | 14.22 | 1.04 |
| Timberland Bancorp, Inc. | TSBK | WA | 594 | 1.44 | 10.40 | 13.01 | 11.96 | 36.10 | 132.5 | 16.3 | 16.3 | 171.5 | 188.8 | 22.30 | 1.99 |
| TrustCo Bank Corp NY | TRST | NY | 3,161 | 1.52 | 19.68 | 7.58 | 7.56 | 9.90 | 741.8 | 16.5 | 16.4 | 309.5 | 310.3 | 23.45 | 6.46 |
| United Community Financial Corp. | UCFC | OH | 2,704 | 0.92 | 8.72 | 10.41 | 9.23 | 11.34 | 350.4 | 13.8 | 13.8 | 124.9 | 142.6 | 13.00 | 3.35 |
| United Tennessee Bankshares, Inc. | UNTN | TN | 122 | 0.80 | 7.22 | 10.42 | 10.00 | 21.05 | 18.4 | 21.3 | 21.2 | 144.7 | 151.6 | 15.09 | 2.09 |
| United Western Bancorp, Inc. | UWBK | CO | 2,157 | 0.54 | 10.49 | 5.00 | 5.00 | 23.61 | 171.3 | 15.7 | NA | 159.0 | 159.0 | 7.94 | 1.02 |
| Virginia Savings Bank, FSB | VSBR | VA | NA | NA | NA | NA | NA | 16.25 | 30.9 | NA | NA | 243.4 | 243.4 | 17.20 | 2.31 |
| Washington Federal Bank for Saving: | WFBS | IL | 73 | 1.06 | 11.72 | 9.10 | 9.10 | 19.00 | 2.6 | NA | NA | NA | NA | NA | - |
| Washington Federal, Inc. | WFSL | WA | 9,151 | 1.60 | 11.37 | 13.98 | 13.45 | 23.99 | 2,098.0 | 15.0 | 15.0 | 164.0 | 171.5 | 22.93 | 3.42 |
| Washington Mutual, Inc. | WM | WA | 346,288 | 1.02 | 13.47 | 7.79 | 5.16 | 42.93 | 38,166.3 | 11.8 | 13.2 | 152.2 | 238.8 | 11.65 | 5.03 |
| Washington Savings Bank, F.S.B. | WSB | MD | 434 | 0.80 | 6.05 | 14.20 | 14.20 | 8.47 | 63.4 | 19.3 | 19.3 | 102.9 | 102.9 | 14.62 | 1.89 |
| Wayne Savings Bancshares, Inc. | WAYN | OH | 409 | 0.55 | 6.07 | 8.63 | 8.08 | 13.67 | 43.7 | 19.8 | 20.3 | 125.9 | 135.2 | 10.86 | 3.51 |
| Wells Financial Corp. | WEFP | MN | 267 | 0.78 | 8.52 | 9.10 | 9.10 | 29.00 | 27.3 | 13.6 | 13.6 | 112.1 | 112.1 | 10.19 | 3.59 |
| West Town Bancorp, Inc. | WTWN | IL | 54 | 0.18 | 3.01 | 6.31 | 6.31 | 15.00 | 3.2 | NA | NA | 95.1 | 95.1 | 5.99 | - |
| Westfield Financial, Inc. | WFD | MA | 997 | 0.56 | 3.99 | 29.03 | 29.03 | 10.47 | 334.3 | 69.8 | 66.3 | 115.4 | 115.4 | 33.51 | 1.91 |
| Willow Financial Bancorp, Inc. | WFBC | PA | 1,540 | 0.76 | 5.82 | 13.57 | 7.18 | 12.35 | 205.5 | 16.0 | NA | 92.4 | 187.4 | 12.54 | 3.89 |
| WSFS Financial Corporation | WSFS | DE | 2,997 | 1.03 | 15.42 | 7.07 | 7.03 | 66.89 | 421.9 | 15.2 | 14.5 | 209.5 | 211.8 | 14.82 | 0.48 |
| WVS Financial Corp. | WVFC | PA | 417 | 0.79 | 11.47 | 7.19 | 7.19 | 17.20 | 40.0 | 11.9 | 11.9 | 132.4 | 132.4 | 9.52 | 3.72 |
| **Average** | **NA** | **NA** | **4,294** | **0.57** | **5.92** | **10.63** | **9.87** | **209.42** | **542.0** | **21.3** | **23.5** | **126.8** | **143.6** | **13.06** | **2.20** |
| **Median** | **NA** | **NA** | **479** | **0.62** | **6.29** | **9.46** | **8.66** | **16.83** | **63.0** | **16.7** | **17.7** | **120.3** | **131.6** | **11.83** | **2.24** |

Note: Includes all public thrifts listed excluding MHCs and thrifts subject to announced acquisition.

Source: SNL Financial.

Exhibit IV-1

## Pro Forma Assumptions for Full Conversion Valuation

1. The total amount of the net offering proceeds from the sale of the 63.5% MHC owned interest to the public was fully invested at the beginning of the applicable period.

2. The net offering proceeds are invested to yield a return of 5.00%, which represented the yield on one-year U.S. Treasury securities at December 31, 2006. The effective income tax rate was assumed to be 34.0%, resulting in a net after-tax yield of 3.30%.

3. It is assumed that 8.0% of the total shares outstanding following the conversion, less the current 182,930 shares, to be adjusted for the exchange ratio, that have been issued by the Company's employee stock ownership plan ("ESOP"), will be acquired by the Company's ESOP. Pro forma adjustments have been made to earnings and equity to reflect the impact of the ESOP purchase. The annual expense is estimated based on a fifteen-year period. No reinvestment is assumed on proceeds used to fund the ESOP.

4. Assumes that open market purchases of shares equal to 4.0% of the total shares outstanding following the conversion with proceeds from the offering, less the current 91,464 shares, to be adjusted for the exchange ratio, that have been awarded under the historical management recognition plan ("RSP"). Pro forma adjustments have been made to earnings and equity to reflect the impact of the RSP. The annual expense is estimated based on a five-year vesting period. No reinvestment is assumed on proceeds used to fund the RSP.

5. The adjustment to pro forma net income for stock options reflects the compensation expense associated with the stock options that may be granted, if the plan is approved by stockholders. A number of shares equal to 10% of the total outstanding shares following the conversion, less the existing 228,660 option shares, to be adjusted for the exchange ratio, is assumed. We assumed that the options would vest at a rate of 20% per year and that compensation expense would be recognized on a straight-line basis over the 5-year vesting period.

6. Fixed offering expenses are estimated at $1,000,000.

7. Marketing fees for the stock offering are estimated at 1.0% of the amount of stock sold in the subscription offering, excluding sales to directors, officers, employees, and stock-benefit plans. 40% of the stock was assumed to be sold in subscription, with the remaining 60% sold in a syndicated offering, whereby fees are equal to 6.5% of the stock sold.

8. No effect has been given to withdrawals from deposit accounts for the purpose of purchasing common stock in the offering.

9. No effect has been given in the pro forma equity calculation for the assumed earnings on the net proceeds.

**Exhibit IV-2**
**Pro Forma Second-Stage Stock Offering Range**
**BCSB Bankcorp, Inc.**
Historical Financial Data as of December 31, 2006
(Dollars in Thousands, Except Per Share Data)

| | | *Minimum* | *Midpoint* | *Maximum* | *Adj. Max.* |
|---|---|---|---|---|---|
| Shares issued | 100.0% | 6,693,389 | 7,874,575 | 9,055,762 | 10,414,126 |
| Exchange ratio | | 1.1318 | 1.3316 | 1.5313 | 1.7610 |
| Shares exchanged | 36.5% | 2,443,389 | 2,874,575 | 3,305,762 | 3,801,626 |
| Shares sold | 63.5% | 4,250,000 | 5,000,000 | 5,750,000 | 6,612,500 |
| Offering price | | $10.00 | $10.00 | $10.00 | $10.00 |
| **Gross proceeds** | | $42,500 | $50,000 | $57,500 | $66,125 |
| Less: estimated expenses | | (2,790) | (3,106) | (3,423) | (3,787) |
| Net offering proceeds | | 39,710 | 46,894 | 54,077 | 62,338 |
| Plus: MHC capital addition | | 246 | 246 | 246 | 246 |
| Less: ESOP purchase | | (3,284) | (3,864) | (4,443) | (5,110) |
| Less: RSP purchase | | (1,642) | (1,932) | (2,222) | (2,555) |
| Net investable proceeds | | $35,030 | $41,344 | $47,658 | $54,919 |
| **Net Income: (LTM period)** | | | | | |
| LTM ended 12/31/06 | | ($7,507) | ($7,507) | ($7,507) | ($7,507) |
| Pro forma income on net proceeds | | 1,156 | 1,364 | 1,573 | 1,812 |
| Pro forma ESOP adjustment | | (145) | (170) | (196) | (225) |
| Pro forma RSP adustment | | (217) | (255) | (293) | (337) |
| Pro forma option adjustment | | (352) | (414) | (477) | (548) |
| Pro forma net income | | ($7,065) | ($6,982) | ($6,900) | ($6,805) |
| Pro forma earnings per share | | ($1.11) | ($0.93) | ($0.80) | ($0.68) |
| **Core Earnings: (LTM period)** | | | | | |
| LTM ended 12/31/06 | | ($610) | ($610) | ($610) | ($610) |
| Pro forma income on net proceeds | | 1,156 | 1,364 | 1,573 | 1,812 |
| Pro forma ESOP adjustment | | (145) | (170) | (196) | (225) |
| Pro forma RSP adustment | | (217) | (255) | (293) | (337) |
| Pro forma option adjustment | | (352) | (414) | (477) | (548) |
| Pro forma core earnings | | ($168) | ($85) | ($3) | $92 |
| Pro forma core earnings per share | | ($0.03) | ($0.01) | $0.00 | $0.01 |
| **Total Equity** | | $33,651 | $33,651 | $33,651 | $33,651 |
| Net offering proceeds | | 39,710 | 46,894 | 54,077 | 62,338 |
| Plus: MHC capital addition | | 246 | 246 | 246 | 246 |
| Less: ESOP purchase | | (3,284) | (3,864) | (4,443) | (5,110) |
| Less: RSP purchase | | (1,642) | (1,932) | (2,222) | (2,555) |
| Pro forma total equity | | $68,681 | $74,995 | $81,309 | $88,570 |
| Pro forma book value | | $10.26 | $9.52 | $8.98 | $8.50 |
| **Tangible Equity** | | $31,130 | $31,130 | $31,130 | $31,130 |
| Net offering proceeds | | 39,710 | 46,894 | 54,077 | 62,338 |
| Plus: MHC capital addition | | 246 | 246 | 246 | 246 |
| Less: ESOP purchase | | (3,284) | (3,864) | (4,443) | (5,110) |
| Less: RSP purchase | | (1,642) | (1,932) | (2,222) | (2,555) |
| Pro forma tangible equity | | $66,160 | $72,474 | $78,788 | $86,049 |
| Pro forma tangible book value | | $9.88 | $9.20 | $8.70 | $8.26 |
| **Total Assets** | | $767,851 | $767,851 | $767,851 | $767,851 |
| Net offering proceeds | | 39,710 | 46,894 | 54,077 | 62,338 |
| Plus: MHC capital addition | | 246 | 246 | 246 | 246 |
| Less: ESOP purchase | | (3,284) | (3,864) | (4,443) | (5,110) |
| Less: RSP purchase | | (1,642) | (1,932) | (2,222) | (2,555) |
| Pro forma total assets | | $802,881 | $809,195 | $815,509 | $822,770 |
| **Pro Forma Ratios:** | | | | | |
| Price / EPS - 12/31/06 LTM | | N.M. | N.M. | N.M. | N.M. |
| Price / EPS - 12/31/06 Core | | N.M. | N.M. | N.M. | 1,000.0 |
| Price / Book Value | | 97.5% | 105.0% | 111.4% | 117.6% |
| Price / Tangible Book Value | | 101.2% | 108.7% | 114.9% | 121.1% |
| Price / Total Assets | | 8.34% | 9.73% | 11.10% | 12.66% |
| Equity / Assets | | 8.55% | 9.27% | 9.97% | 10.76% |
| Tangible Equity / Assets | | 8.27% | 8.98% | 9.69% | 10.49% |

Exhibit IV-3
Pro Forma Fully Converted Analysis at Midpoint
BCSB Bancorp
Historical Financial Data as of December 31, 2006

| Valuation Parameters | Symbol | | Data |
|---|---|---|---|
| Net income -- LTM as tax-effected | Y | $ | -7,507,000 |
| Core earnings -- LTM as tax-effected | Y | | -610,300 |
| Net worth | B | | 33,651,000 |
| Tangible net worth | B | | 31,130,000 |
| Total assets | A | | 767,851,000 |
| Expenses in conversion | X | | 3,106,000 |
| Other proceeds not reinvested | O | | 5,796,000 |
| ESOP purchase | E | | 3,864,000 |
| ESOP expense (pre-tax) | F | | 257,576 |
| RSP purchase | M | | 1,932,000 |
| RSP expense (pre-tax) | N | | 386,364 |
| Stock option expense (pre-tax) | Q | | 414,000 |
| Option expense tax-deductible | D | | 0.00% |
| Re-investment rate (after-tax) | R | | 3.30% |
| Tax rate | T | | 34.00% |
| Shares for EPS | S | | 95.42% |

**Pro Forma Valuation Ratios at Midpoint Value**

| | | |
|---|---|---|
| Price / EPS -- LTM | P/E | N.M. x |
| Price / Core EPS -- LTM | P/E | N.M. x |
| Price / Book Value | P/B | 105.04% |
| Price / Tangible Book | P/TB | 108.70% |
| Price / Assets | P/A | 9.73% |

**Pro Forma Calculation at Midpoint Value** — Based on

$$V = \frac{(P/E / S)*((Y-R*(O+X)-(F+N)*(1-T)-(Q-Q*D*T)))}{1-(P/E / S)*R} = \$78,745,750$$ [LTM earnings]

$$V = \frac{(P/E / S)*((Y-R*(O+X)-(F+N)*(1-T)))}{1-(P/E / S)*R} = \$78,745,750$$ [Core earings]

$$V = \frac{P/B * (B - X - E - M)}{1 - P/B} = \$78,745,750$$ [Book value]

$$V = \frac{P/TB * (B - X - E - M)}{1 - P/TB} = \$78,745,750$$ [Tangible book]

$$V = \frac{P/A * (B - X - E - M)}{1 - P/A} = \$78,745,750$$ [Total assets]

**Pro Forma Valuation Range**

| | | | | | |
|---|---|---|---|---|---|
| Minimum = | $78,745,750 | x | 0.85 | = | $66,933,888 |
| Midpoint = | $78,745,750 | x | 1.00 | = | $78,745,750 |
| Maximum = | $78,745,750 | x | 1.15 | = | $90,557,613 |
| Adj. Max. | $90,557,613 | x | 1.15 | = | $104,141,254 |

Exhibit IV-4
Comparative Valuation Ratio Differential
Pro Forma Stock Offering Valuation
Computed from Market Price Data as of March 21, 2007

| Valuation Ratio | Symbol | BCSB Bancorp | Comparative Group Average | Comparative Group Median | All Public Average | All Public Median |
|---|---|---|---|---|---|---|
| **Price / LTM EPS** | P/E | | **26.5** | **21.0** | **21.3** | **16.7** |
| Minimum | (X) | **N.M.** | NA | NA | NA | NA |
| Midpoint | | **N.M.** | NA | NA | NA | NA |
| Maximum | | **N.M.** | NA | NA | NA | NA |
| Adj. Maximum | | **N.M.** | NA | NA | NA | NA |
| **Price / Core EPS** | P/E | | **33.9** | **20.2** | **23.5** | **17.7** |
| Minimum | (X) | **N.M.** | NA | NA | NA | NA |
| Midpoint | | **N.M.** | NA | NA | NA | NA |
| Maximum | | **N.M.** | NA | NA | NA | NA |
| Adj. Maximum | | **1000.0** | 2851.33% | 4845.60% | 4152.72% | 5556.11% |
| **Price / Book Value** | P/B | | **129.9** | **129.8** | **126.8** | **120.3** |
| Minimum | (%) | **97.5** | -25.0% | -24.9% | -23.1% | -18.9% |
| Midpoint | | **105.0** | -19.2% | -19.1% | -17.1% | -12.6% |
| Maximum | | **111.4** | -14.3% | -14.2% | -12.1% | -7.4% |
| Adj. Maximum | | **117.6** | -9.5% | -9.4% | -7.2% | -2.2% |
| **Price / Tangible Book** | P/TB | | **140.2** | **135.2** | **143.6** | **131.6** |
| Minimum | (%) | **101.2** | -27.8% | -25.1% | -29.5% | -23.1% |
| Midpoint | | **108.7** | -22.5% | -19.6% | -24.3% | -17.4% |
| Maximum | | **114.9** | -18.0% | -15.0% | -19.9% | -12.7% |
| Adj. Maximum | | **121.1** | -13.7% | -10.4% | -15.7% | -8.0% |
| **Price / Total Assets** | P/A | | **10.33** | **9.14** | **13.06** | **11.83** |
| Minimum | (%) | **8.34** | -19.3% | -8.7% | -36.1% | -29.5% |
| Midpoint | | **9.73** | -5.8% | 6.5% | -25.5% | -17.7% |
| Maximum | | **11.10** | 7.5% | 21.6% | -14.9% | -6.1% |
| Adj. Maximum | | **12.66** | 22.5% | 38.6% | -3.1% | 7.0% |

END